FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 1, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Index

Identification
Capital Stock Breakdown	1
Earnings Distribution	2
Individual Financial Statements
Balance Sheet Assets	3
Balance Sheet Liabilities	4
Statement of Income	6
Statement of Comprehensive Income	7
Statement of Cash Flows	8
Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity - from 01/01/2013 to 03/31/2013	9
Statement of Changes in Shareholders' Equity - from 01/01/2012 to 03/31/2012	10
Statement of Added Value	11
Consolidated Financial Statements
Balance Sheet Assets	12
Balance Sheet Liabilities	13
Statement of Income	15
Statement of Comprehensive Income	16
Statement of Cash Flows	17
Statement of Changes in Shareholders' Equity
Statement of Changes in Shareholders' Equity - from 01/01/2013 to 03/31/2013	18
Statement of Changes in Shareholders' Equity - from 01/01/2012 to 03/31/2012	19
Statement of Added Value	20
Explanatory Notes	47
Breakdown of the Capital by Owner	122
Declarations and Opinion
Independent Auditors' Report on Review of Quarterly Financial Information	123
Opinion of the Fiscal Council	125
Statement of Executive Board on the Quarterly Financial Information and Independent Auditor's Report on Review of Quarterly Financial Information	126

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Identification / Capital Stock Breakdown

Number of shares	Current Quarter
(Units)	03.31.13
Paid-in Capital
Common	872,473,246
Preferred	-
Total	872,473,246
Treasury Shares
Common	2,190,521
Preferred	-
Total	2,190,521

1

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Identification / Earnings Distribution

Event	Approval	Corporate action	Begin payments	Type os shares	Earning per share
Executive Board Meeting	December 20, 2012	Interest on shareholders’ equity	February 15, 2013	Ordinary	0.20085
Shareholders Ordinary and Extraordinary Meeting	April 9, 2013	Dividend	April 30, 2013	Ordinary	0.05205

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Individual FS / Balance Sheet Assets

(in thousands of Brazilian Reais)

Account		Current Year	Previous Year
Code	Account Description	03.31.13	12.31.12
1	Total Assets	30,523,297	30,580,753
1.01	Current Assets	9,091,259	9,352,151
1.01.01	Cash and Cash Equivalents	406,329	907,919
1.01.02	Marketable Securities	205,076	269,033
1.01.02.01	Financial Investments Evaluated at Fair Value	205,076	269,033
1.01.02.01.01	Held for Trading	204,279	268,375
1.01.02.01.02	Available for Sale	797	658
1.01.03	Trade Accounts Receivable	3,221,376	3,029,069
1.01.03.01	Trade Accounts Receivable	3,196,164	2,997,671
1.01.03.02	Other Receivables	25,212	31,398
1.01.04	Inventories	2,639,202	2,490,329
1.01.05	Biological Assets	1,306,539	1,358,115
1.01.06	Recoverable Taxes	832,262	892,104
1.01.06.01	Current Recoverable Taxes	832,262	892,104
1.01.08	Other Current Assets	480,475	405,582
1.01.08.03	Other	480,475	405,582
1.01.08.03.02	Derivatives	82,335	32,804
1.01.08.03.04	Accounts Receivable from Disposal of Equity Interest	42,107	41,172
1.01.08.03.05	Other	356,033	331,606
1.02	Non-current Assets	21,432,038	21,228,602
1.02.01	Non-current Assets	3,684,730	3,709,659
1.02.01.02	Marketable Securities Valued at Amortized Cost	52,607	51,752
1.02.01.02.01	Held to Maturity	52,607	51,752
1.02.01.03	Trade Accounts Receivable	79,207	89,161
1.02.01.03.01	Trade Accounts Receivable	10,978	11,128
1.02.01.03.02	Other Receivables	68,229	78,033
1.02.01.05	Biological Assets	439,973	428,190
1.02.01.06	Deferred Taxes	766,470	825,998
1.02.01.06.01	Income Tax and Social Contribution	766,470	825,998
1.02.01.08	Receivables from Related Parties	15,551	13,793
1.02.01.08.04	Receivables from Other Related Parties	15,551	13,793
1.02.01.09	Other Non-current Assets	2,330,922	2,300,765
1.02.01.09.03	Judicial Deposits	388,611	363,875
1.02.01.09.04	Recoverable Taxes	1,133,439	1,134,588
1.02.01.09.06	Accounts Receivable from Disposal of Equity Interest	273,994	284,880
1.02.01.09.07	Restricted Cash	87,422	83,877
1.02.01.09.08	Other	447,456	433,545
1.02.02	Investments	3,171,693	3,171,703
1.02.02.01	Investments	3,171,693	3,171,703
1.02.02.01.01	Equity in Affiliates	53,302	22,287
1.02.02.01.02	Interest on Wholly-owned Subsidiaries	3,117,418	3,148,436
1.02.02.01.04	Other	973	980
1.02.03	Property, Plant and Equipment, Net	10,486,366	10,250,576
1.02.03.01	Property, Plant and Equipment in Operation	9,435,038	9,266,128
1.02.03.02	Property, Plant and Equipment Leased	270,274	145,805
1.02.03.03	Property, Plant and Equipment in Progress	781,054	838,643
1.02.04	Intangible	4,089,249	4,096,664
1.02.04.01	Intangible	4,089,249	4,096,664
1.02.04.01.02	Software	119,970	125,024
1.02.04.01.03	Trademarks	1,173,000	1,173,000
1.02.04.01.04	Other	11,783	13,039
1.02.04.01.05	Goodwill	2,767,985	2,767,985
1.02.04.01.06	Software Leased	16,511	17,616

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(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Individual FS / Balance Sheet Liabilities

(in thousands of Brazilian Reais)

		Current Year	Previous Year
Account Code	Account Description	03.31.13	12.31.12
2	Total Liabilities	30,523,297	30,580,753
2.01	Current Liabilities	8,697,852	8,575,314
2.01.01	Social and Labor Obligations	97,097	115,913
2.01.01.01	Social Obligations	18,696	12,012
2.01.01.02	Labor Obligations	78,401	103,901
2.01.02	Trade Accounts Payable	2,907,177	3,135,464
2.01.02.01	Domestic Suppliers	2,682,725	2,901,597
2.01.02.02	Foreign Suppliers	224,452	233,867
2.01.03	Tax Obligations	143,877	186,614
2.01.03.01	Federal Tax Obligations	40,149	66,418
2.01.03.01.01	Income and Social Contribution Payable	3,626	-
2.01.03.01.02	Other Federal	36,523	66,418
2.01.03.02	State Tax Obligations	101,595	117,603
2.01.03.03	Municipal Tax Obligations	2,133	2,593
2.01.04	Short Term Debts	2,253,941	2,111,007
2.01.04.01	Short Term Debts	2,253,941	2,111,007
2.01.04.01.01	Local Currency	2,026,776	1,679,612
2.01.04.01.02	Foreign Currency	227,165	431,395
2.01.05	Other Obligations	2,889,149	2,574,940
2.01.05.01	Liabilities with Related Parties	2,548,174	1,946,739
2.01.05.01.04	Other Liabilities with Related Parties	2,548,174	1,946,739
2.01.05.02	Other	340,975	628,201
2.01.05.02.01	Dividends and Interest on Shareholders' Equity Payable	1,811	159,915
2.01.05.02.04	Derivatives	122,859	198,524
2.01.05.02.05	Management and Employees Profit Sharing	37,358	76,935
2.01.05.02.07	Other Obligations	178,947	192,827
2.01.06	Provisions	406,611	451,376
2.01.06.01	Tax, Social Security, Labor and Civil Risk Provisions	80,528	163,798
2.01.06.01.01	Tax Risk Provisions	10,480	23,999
2.01.06.01.02	Social Security and Labor Risk Provisions	63,455	112,070
2.01.06.01.04	Civil Risk Provisions	6,593	27,729
2.01.06.02	Other Provisons	326,083	287,578
2.01.06.02.04	Vacations & Christmas Bonuses Provisions	308,183	270,164
2.01.06.02.05	Employee Benefits Provisions	17,900	17,414
2.02	Non-current Liabilities	6,841,987	7,466,911
2.02.01	Long-term Debt	4,162,502	4,593,942
2.02.01.01	Long-term Debt	4,162,502	4,593,942
2.02.01.01.01	Local Currency	1,821,248	2,210,308
2.02.01.01.02	Foreign Currency	2,341,254	2,383,634
2.02.02	Other Obligations	1,547,537	1,847,310
2.02.02.01	Liabilities with Related Parties	908,334	1,325,929
2.02.02.01.04	Other Liabilities with Related Parties	908,334	1,325,929
2.02.02.02	Other	639,203	521,381
2.02.02.02.06	Other Obligations	639,203	521,381
2.02.04	Provisions	1,131,948	1,025,659
2.02.04.01	Tax, Social Security, Labor and Civil Risk Provisions	837,449	739,227
2.02.04.01.01	Tax Risk Provisions	169,023	151,889
2.02.04.01.02	Social Security and Labor Risk Provisions	67,380	6,653
2.02.04.01.04	Civil Risk Provision	44,001	22,625
2.02.04.01.05	Contingent Liability	557,045	558,060
2.02.04.02	Other Provisons	294,499	286,432

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(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Individual FS / Balance Sheet Liabilities

(in thousands of Brazilian Reais)

		Current Year	Previous Year
Account Code	Account Description	03.31.13	12.31.12
2.02.04.02.04	Employee Benefits Provisions	294,499	286,432
2.03	Shareholders' Equity	14,983,458	14,538,528
2.03.01	Paid-in Capital	12,460,471	12,460,471
2.03.02	Capital Reserves	28,909	17,990
2.03.02.01	Goodwill on the Shares Issuance	62,767	62,767
2.03.02.04	Granted Options	49,684	45,464
2.03.02.05	Treasury Shares	(47,390)	(51,907)
2.03.02.07	Gain on Disposal of Shares	9,922	7,740
2.03.02.08	Goodwill on Acquisition of Non-Controlling Entities	(46,074)	(46,074)
2.03.04	Profit Reserves	2,289,087	2,261,079
2.03.04.01	Legal Reserves	220,246	220,246
2.03.04.02	Statutory Reserves	1,916,860	1,916,860
2.03.04.07	Tax Incentives Reserve	151,981	123,973
2.03.05	Accumulated Earnings	330,526	-
2.03.08	Other Comprehensive Income	(125,535)	(201,012)
2.03.08.01	Derivative Financial Intruments	(74,374)	(175,892)
2.03.08.02	Financial Instruments (Available for Sale)	17,305	18,224
2.03.08.03	Cumulative Translation Adjustments of Foreign Currency	(10,047)	9,006
2.03.08.04	Actuarial Losses	(58,419)	(52,350)

5

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Individual FS / Statement of Income

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01.01.13 to	01.01.12 to
Code	Account Description	03.31.13	03.31.12
3.01	Net Sales	6,769,689	3,278,293
3.02	Cost of Goods Sold	(5,259,326)	(2,732,226)
3.03	Gross Profit	1,510,363	546,067
3.04	Operating (Expenses) Income	(1,028,150)	(413,789)
3.04.01	Selling	(824,200)	(385,807)
3.04.02	General and Administrative	(65,883)	(45,868)
3.04.04	Other Operating Income	25,825	62,446
3.04.05	Other Operating Expenses	(89,279)	(59,339)
3.04.06	Equity Pick-Up	(74,613)	14,779
3.05	Income before Financial and Tax Results	482,213	132,278
3.06	Financial Results	(46,533)	10,241
3.06.01	Financial Income	109,407	88,267
3.06.02	Financial Expenses	(155,940)	(78,026)
3.07	Income before Taxes	435,680	142,519
3.08	Income and Social Contribution	(77,146)	10,680
3.08.01	Current	(64,573)	-
3.08.02	Deferred	(12,573)	10,680
3.09	Net Income from Continued Operations	358,534	153,199
3.11	Net Income	358,534	153,199
3.99	Earnings per Share - (Brazilian Reais/Share)
3.99.01	Earnings per Share - Basic	870,113,882	869,453,964
3.99.01.01	ON	0.41205	0.17620
3.99.02	Earning per Share - Diluted	870,766,134	869,703,382
3.99.02.01	ON	0.41175	0.17615

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Individual FS / Statement of Comprehensive Income

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01.01.13 to	01.01.12 to
Code	Account Description	03.31.13	03.31.12
4.01	Net Income	358,534	153,199
4.02	Other Comprehensive Income	75,477	95,503
4.02.01	(Loss) in Foreign Currency Translation Adjustments	(19,053)	(33)
4.02.02	Unrealized Gain (Loss) in Available for Sale Marketable Securities, Net of Income Taxes	(919)	4,013
4.02.03	Unrealized Gain (Loss) in Cash Flow Hedge, Net of Income Taxes	101,518	99,748
4.02.04	Actuarial (Losses), Net of Income Taxes	(6,069)	(8,225)
4.03	Comprehensive Income	434,011	248,702

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Individual FS / Statement of Cash Flows

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01.01.13 to	01.01.12 to
Code	Account Description	03.31.13	03.31.12
6.01	Net Cash Provided by Operating Activities	554,098	550,740
6.01.01	Cash from Operations	800,719	215,068
6.01.01.01	Net Income for the period	358,534	153,199
6.01.01.03	Depreciation and Amortization	257,703	116,677
6.01.01.04	Gain on Disposals of Property, Plant and Equipments	9,954	6,469
6.01.01.05	Deferred Income Tax	12,573	(10,680)
6.01.01.06	Provision (Reversal) for Tax, Civil and Labor Risks	33,015	(8,919)
6.01.01.07	Other Provisions	(10,669)	(21,869)
6.01.01.08	Interest and Exchange Rate Variations	64,996	(5,030)
6.01.01.09	Equity Pick-Up	74,613	(14,779)
6.01.02	Changes in Operating Assets and Liabilities	(246,621)	335,672
6.01.02.01	Trade Accounts Receivable	(189,085)	139,416
6.01.02.02	Inventories	(145,057)	(115,471)
6.01.02.03	Trade Accounts Payable	(115,727)	38,466
6.01.02.04	Payment of Tax, Civil and Labor Risks Provisions	(23,834)	(29,131)
6.01.02.05	Payroll and Related Charges	247,443	(141,196)
6.01.02.06	Investment in Held for Trading Securities	-	(653,770)
6.01.02.07	Redemption of Held for Trading Securities	67,845	1,121,900
6.01.02.10	Other Financial Assets and Liabilities	22,096	19,750
6.01.02.11	Interest Paid	(70,840)	(44,292)
6.01.02.12	Payment of Income Tax and Social Contribution	(39,462)	-
6.02	Net Cash Provided by Investing Activities	(525,592)	(274,702)
6.02.03	Restricted Cash Investments	(3,545)	-
6.02.04	Additions to Property, Plant and Equipment	(401,290)	(221,838)
6.02.05	Proceeds from Disposals of Property, Plant and Equipment	1,065	4,927
6.02.07	Additions to Intangible	(435)	(1,003)
6.02.08	Additions to Biological Assets	(121,387)	(56,788)
6.03	Net Cash Provided by Financing Activities	(529,365)	(262,093)
6.03.01	Proceeds from Debt Issuance	263,435	394,768
6.03.02	Payment of Debt	(532,273)	(311,571)
6.03.03	Dividends and Interest on Shareholders' Equity Paid	(174,750)	(339,790)
6.03.05	Advance for Future Capital Increase	(80,294)	(5,500)
6.03.06	Treasury Shares Disposal	4,517	-
6.03.08	Capital increase	(10,000)	-
6.04	Exchange Rate Variation on Cash and Cash Equivalents	(731)	(697)
6.05	(Decrease) Increase in Cash and Cash Equivalents	(501,590)	13,248
6.05.01	At the Beginning of the Period	907,919	68,755
6.05.02	At the End of the Period	406,329	82,003

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(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Individual FS   / Statement of Changes in Shareholders' Equity for the Period from

01/01/2013 to 03/31/2013

(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at January 1, 2013	12,460,471	17,990	2,261,079	-	(201,012)	14,538,528
5.03	Opening Balance Adjusted	12,460,471	17,990	2,261,079	-	(201,012)	14,538,528
5.04	Share-based Payments	-	10,919	(45,300)	-	-	(34,381)
5.04.03	Options Granted	-	4,220	-	-	-	4,220
5.04.05	Treasury Shares Sold	-	4,517	-	-	-	4,517
5.04.06	Dividends	-	-	(45,300)	-	-	(45,300)
5.04.08	Gain on Disposal of Shares	-	2,182	-	-	-	2,182
5.05	Total Comprehensive Income	-	-	-	358,534	75,477	434,011
5.05.01	Net Income for the Period	-	-	-	358,534	-	358,534
5.05.02	Other Comprehensive Income	-	-	-	-	75,477	75,477
5.05.02.01	Financial Instruments Adjustments	-	-	-	-	151,597	151,597
5.05.02.02	Tax on Financial Instruments Adjustments	-	-	-	-	(50,079)	(50,079)
5.05.02.06	Unrealized Loss in Available for Sale Marketable Securities	-	-	-	-	(919)	(919)
5.05.02.07	Actuarial Loss	-	-	-	-	(6,069)	(6,069)
5.05.02.08	Cumulative Translation Adjustments of Foreign Currency	-	-	-	-	(19,053)	(19,053)
5.06	Statements of Changes in Shareholders' Equity	-	-	73,308	(28,008)	-	45,300
5.06.06	Reserve for Expansion	-	-	45,300	-	-	45,300
5.06.08	Tax Incentives Reserve	-	-	28,008	(28,008)	-	-
5.07	Balance at March 31, 2013	12,460,471	28,909	2,289,087	330,526	(125,535)	14,983,458

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(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Individual FS   / Statement of Changes in Shareholders' Equity for the Period from

01/01/2012 to 03/31/2012

(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at January 1, 2012	12,460,471	10,939	1,760,446	-	(161,516)	14,070,340
5.03	Opening Balance Adjusted	12,460,471	10,939	1,760,446	-	(161,516)	14,070,340
5.04	Share-based Payments	-	3,787	-	-	-	3,787
5.04.03	Options Granted	-	3,597	-	-	-	3,597
5.04.05	Treasury Shares Sold	-	158	-	-	-	158
5.04.08	Gain on Disposal of Shares	-	32	-	-	-	32
5.05	Total Comprehensive Income	-	-	-	153,199	95,503	248,702
5.05.01	Net Income for the Period	-	-	-	153,199	-	153,199
5.05.02	Other Comprehensive Income	-	-	-	-	95,503	95,503
5.05.02.01	Financial Instruments Adjustments	-	-	-	-	149,140	149,140
5.05.02.02	Tax on Financial Instruments Adjustments	-	-	-	-	(49,392)	(49,392)
5.05.02.06	Unrealized Gain in Available for Sale Marketable Securities	-	-	-	-	4,013	4,013
5.05.02.07	Actuarial Loss	-	-	-	-	(8,225)	(8,225)
5.05.02.08	Cumulative Translation Adjustments of Foreign Currency	-	-	-	-	(33)	(33)
5.06	Statements of Changes in Shareholders' Equity	-	-	10,343	(10,343)	-	-
5.06.08	Tax Incentives Reserve	-	-	10,343	(10,343)	-	-
5.07	Balance at March 31, 2012	12,460,471	14,726	1,770,789	142,856	(66,013)	14,322,829

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Individual FS / Statement of Value Added

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01.01.13 to	01.01.12 to
Code	Account Description	03.31.13	03.31.12
7.01	Revenues	7,650,658	3,737,829
7.01.01	Sales of Goods, Products and Services	7,433,316	3,584,072
7.01.02	Other Income	(25,328)	(25,499)
7.01.03	Revenue Related to Construction of Own Assets	243,282	178,330
7.01.04	Reversal (Provisions) for Doubtful Accounts	(612)	926
7.02	Raw Material Acquired from Third Parties	(5,082,750)	(2,696,880)
7.02.01	Costs of Products and Goods Sold	(4,295,868)	(2,262,172)
7.02.02	Materials, Energy, Third Parties Services and Other	(787,409)	(432,144)
7.02.03	Recovery (Loss) of Assets Values	527	(2,564)
7.03	Gross Value Added	2,567,908	1,040,949
7.04	Retentions	(257,703)	(116,677)
7.04.01	Depreciation, Amortization and Exhaustion	(257,703)	(116,677)
7.05	Net Value Added	2,310,205	924,272
7.06	Received from Third Parties	35,700	102,779
7.06.01	Equity Pick-Up	(74,613)	14,779
7.06.02	Financial Income	109,407	88,267
7.06.03	Other	906	(267)
7.07	Value Added to be Distributed	2,345,905	1,027,051
7.08	Distribution of Value Added	2,345,905	1,027,051
7.08.01	Payroll	922,059	383,218
7.08.01.01	Salaries	707,704	298,691
7.08.01.02	Benefits	165,187	59,789
7.08.01.03	Government Severance Indemnity Fund for Employees Guarantee Fund for Length of Service	49,168	24,738
7.08.02	Taxes, Fees and Contributions	838,225	389,781
7.08.02.01	Federal	418,230	192,803
7.08.02.02	State	376,882	190,728
7.08.02.03	Municipal	43,113	6,250
7.08.03	Capital Remuneration from Third Parties	227,087	100,853
7.08.03.01	Interests	167,877	81,645
7.08.03.02	Rents	59,210	19,208
7.08.04	Interest on Own Capital	358,534	153,199
7.08.04.03	Retained Earnings	358,534	153,199

11

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Consolidated FS   / Balance Sheet Assets

(in thousands of Brazilian Reais)

Account		Current Year	Previous Year
Code	Account Description	03.31.13	12.31.12
1	Total Assets	30,387,418	30,772,248
1.01	Current Assets	10,969,776	11,589,980
1.01.01	Cash and Cash Equivalents	1,381,318	1,930,693
1.01.02	Marketable Securities	540,131	621,908
1.01.02.01	Financial Investments Evaluated at Fair Value	472,976	553,755
1.01.02.01.01	Held for Trading	215,930	280,693
1.01.02.01.02	Available for Sale	257,046	273,062
1.01.02.02	Marketable Securities Evaluated at Amortized Cost	67,155	68,153
1.01.02.02.01	Held to Maturity	67,155	68,153
1.01.03	Trade Accounts Receivable	3,063,738	3,208,619
1.01.03.01	Trade Accounts Receivable	2,995,681	3,131,198
1.01.03.02	Other Receivables	68,057	77,421
1.01.04	Inventories	3,191,743	3,018,576
1.01.05	Biological Assets	1,318,853	1,370,999
1.01.06	Recoverable Taxes	918,569	964,769
1.01.06.01	Current Recoverable Taxes	918,569	964,769
1.01.08	Other Current Assets	555,424	474,416
1.01.08.03	Other	555,424	474,416
1.01.08.03.02	Derivatives	82,486	33,200
1.01.08.03.04	Accounts Receivable from Disposal of Equity Interest	42,107	41,172
1.01.08.03.05	Other	430,831	400,044
1.02	Non-current Assets	19,417,642	19,182,268
1.02.01	Non-current Assets	3,671,232	3,723,249
1.02.01.02	Marketable Securities Evaluated at Amortized Cost	52,607	74,458
1.02.01.02.01	Held to Maturity	52,607	74,458
1.02.01.03	Trade Accounts Receivable	148,170	163,431
1.02.01.03.01	Trade Accounts Receivable	10,978	11,128
1.02.01.03.02	Other Receivables	137,192	152,303
1.02.01.05	Biological Assets	439,973	428,190
1.02.01.06	Deferred Taxes	669,683	724,942
1.02.01.06.01	Income Tax and Social Contribution	669,683	724,942
1.02.01.09	Other Non-current Assets	2,360,799	2,332,228
1.02.01.09.03	Judicial Deposits	389,497	365,301
1.02.01.09.04	Recoverable Taxes	1,137,961	1,141,797
1.02.01.09.06	Accounts Receivable from Disposal of Equity Interest	273,994	284,880
1.02.01.09.07	Restricted Cash	95,871	93,014
1.02.01.09.08	Other	463,476	447,236
1.02.02	Investments	104,901	36,658
1.02.02.01	Investments	104,901	36,658
1.02.02.01.01	Equity in Affiliates	102,677	34,711
1.02.02.01.04	Other	2,224	1,947
1.02.03	Property, Plant and Equipment, Net	10,886,217	10,670,700
1.02.03.01	Property, Plant and Equipment in Operation	9,781,132	9,647,038
1.02.03.02	Property, Plant and Equipment Leased	270,274	145,805
1.02.03.03	Property, Plant and Equipment in Progress	834,811	877,857
1.02.04	Intangible	4,755,292	4,751,661
1.02.04.01	Intangible	4,755,292	4,751,661
1.02.04.01.02	Software	137,590	136,916
1.02.04.01.03	Trademarks	1,303,923	1,305,937
1.02.04.01.04	Other	200,619	207,929
1.02.04.01.05	Goodwill	3,096,649	3,083,263
1.02.04.01.06	Software Leased	16,511	17,616

12

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Consolidated FS   / Balance Sheet Liabilities

(in thousands of Brazilian Reais)

Account		Current Year	Previous Year
Code	Account Description	03.31.13	12.31.12
2	Total Liabilities	30,387,418	30,772,248
2.01	Current Liabilities	6,899,071	7,481,632
2.01.01	Social and Labor Obligations	113,348	134,968
2.01.01.01	Social Obligations	26,223	21,494
2.01.01.02	Labor Obligations	87,125	113,474
2.01.02	Trade Accounts Payable	3,147,929	3,381,246
2.01.02.01	Domestic Suppliers	2,686,212	2,901,516
2.01.02.02	Foreign Suppliers	461,717	479,730
2.01.03	Tax Obligations	186,556	227,995
2.01.03.01	Federal Tax Obligations	74,836	98,637
2.01.03.01.01	Income Tax and Social Contribution Payable	19,143	13,547
2.01.03.01.02	Other Federal	55,693	85,090
2.01.03.02	State Tax Obligations	109,587	126,765
2.01.03.03	Municipal Tax Obligations	2,133	2,593
2.01.04	Short Term Debts	2,520,342	2,440,782
2.01.04.01	Short Term Debts	2,520,342	2,440,782
2.01.04.01.01	Local Currency	2,026,776	1,679,612
2.01.04.01.02	Foreign Currency	493,566	761,170
2.01.05	Other Obligations	498,776	814,038
2.01.05.02	Other	498,776	814,038
2.01.05.02.01	Dividends and Interest on Shareholders' Equity Payable	2,266	160,020
2.01.05.02.04	Derivatives	170,973	253,420
2.01.05.02.05	Management and Employees Profit Sharing	37,358	76,935
2.01.05.02.07	Other Obligations	288,179	323,663
2.01.06	Provisions	432,120	482,603
2.01.06.01	Tax, Social Security, Labor and Civil Risk Provisions	88,086	173,916
2.01.06.01.01	Tax Risk Provisions	10,480	24,000
2.01.06.01.02	Social Security and Labor Risk Provisions	70,925	122,070
2.01.06.01.04	Civil Risk Provisions	6,681	27,846
2.01.06.02	Other Provisons	344,034	308,687
2.01.06.02.04	Vacations and Christmas Bonuses Provisions	326,134	291,273
2.01.06.02.05	Employee Benefits Provisions	17,900	17,414
2.02	Non-current Liabilities	8,470,821	8,714,576
2.02.01	Long-term Debt	6,613,198	7,077,539
2.02.01.01	Long-term Debt	6,613,198	7,077,539
2.02.01.01.01	Local Currency	1,821,248	2,210,308
2.02.01.01.02	Foreign Currency	4,791,950	4,867,231
2.02.02	Other Obligations	680,680	561,900
2.02.02.02	Other	680,680	561,900
2.02.02.02.06	Other Obligations	680,680	561,900
2.02.03	Deferred Taxes	25,107	27,792
2.02.03.01	Deferred Income Tax and Social Contribution	25,107	27,792
2.02.04	Provisions	1,151,836	1,047,345
2.02.04.01	Tax, Social Security, Labor and Civil Risk Provisions	857,337	760,913
2.02.04.01.01	Tax Risk Provisions	170,627	155,542
2.02.04.01.02	Social Security and Labor Risk Provisions	74,588	12,373
2.02.04.01.04	Civil Risk Provision	43,931	22,525
2.02.04.01.05	Contingent Liabilities	568,191	570,473
2.02.04.02	Other Provisons	294,499	286,432

13

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Consolidated FS   / Balance Sheet Liabilities

(in thousands of Brazilian Reais)

Account		Current Year	Previous Year
Code	Account Description	03.31.13	12.31.12
2.02.04.02.04	Employee Benefits Provisions	294,499	286,432
2.03	Shareholders' Equity	15,017,526	14,576,040
2.03.01	Paid-in Capital	12,460,471	12,460,471
2.03.02	Capital Reserves	28,909	17,990
2.03.02.01	Goodwill on the Shares Issuance	62,767	62,767
2.03.02.04	Granted Options	49,684	45,464
2.03.02.05	Treasury Shares	(47,390)	(51,907)
2.03.02.07	Gain on Disposal of Shares	9,922	7,740
2.03.02.08	Goodwill on Acquisition of Non-Controlling Shareholders	(46,074)	(46,074)
2.03.04	Profit Reserves	2,289,087	2,261,079
2.03.04.01	Legal Reserves	220,246	220,246
2.03.04.02	Statutory Reserves	1,916,860	1,916,860
2.03.04.07	Tax Incentives Reserve	151,981	123,973
2.03.05	Accumulated Earnings / Loss	330,526	-
2.03.08	Other Comprehensive Income	(125,535)	(201,012)
2.03.08.01	Derivative Financial Instruments	(74,374)	(175,892)
2.03.08.02	Financial Instrument (Available for Sale)	17,305	18,224
2.03.08.03	Cumulative Translation Adjustments of Foreign Currency	(10,047)	9,006
2.03.08.04	Actuarial Losses	(58,419)	(52,350)
2.03.09	Non-controlling Shareholders' Equity	34,068	37,512

14

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Consolidated FS   / Statement of Income

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01.01.13 to	01.01.12 to
Code	Account Description	03.31.13	03.31.12
3.01	Net Sales	7,208,896	6,337,122
3.02	Cost of Goods Sold	(5,512,051)	(4,993,642)
3.03	Gross Profit	1,696,845	1,343,480
3.04	Operating (Expenses) Income	(1,165,786)	(1,075,450)
3.04.01	Selling	(1,001,874)	(953,434)
3.04.02	General and Administrative	(102,964)	(85,728)
3.04.04	Other Operating Income	31,828	110,541
3.04.05	Other Operating Expenses	(100,176)	(152,483)
3.04.06	Equity Pick-Up	7,400	5,654
3.05	Income before Financial and Tax Results	531,059	268,030
3.06	Financial Results	(101,748)	(74,947)
3.06.01	Financial Income	202,549	284,038
3.06.02	Financial Expenses	(304,297)	(358,985)
3.07	Income Before Taxes	429,311	193,083
3.08	Income and Social Contribution	(72,984)	(40,228)
3.08.01	Current	(63,678)	(38,205)
3.08.02	Deferred	(9,306)	(2,023)
3.09	Net Income from Continued Operations	356,327	152,855
3.11	Net Income	356,327	152,855
3.11.01	Attributable to: BRF Shareholders	358,534	153,199
3.11.02	Attributable to: Non-Controlling Shareholders	(2,207)	(344)
3.99	Earnings per share - (Brazilian Reais/Share)
3.99.01	Earnings per Share - Basic
3.99.01.01	ON	0.41205	0.17620
3.99.02	Earning per Share - Diluted
3.99.02.01	ON	0.41175	0.17615

15

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Consolidated FS   / Statement of Comprehensive Income

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01.01.13 to	01.01.12 to
Code	Account Description	03.31.13	03.31.12
4.01	Net Income	356,327	152,855
4.02	Other Comprehensive Income	75,477	95,503
4.02.01	Loss in Foreign Currency Translation Adjustments	(19,053)	(33)
4.02.02	Unrealized Gain (Loss) in Available for Sale Marketable Securities, Net of Income Taxes	(919)	4,013
4.02.03	Unrealized Gain in Cash Flow Hedge, Net of Income Taxes	101,518	99,748
4.02.04	Actuarial Loss, Net of Income Taxes	(6,069)	(8,225)
4.03	Comprehensive Income	431,804	248,358
4.03.01	Attributable to: BRF Shareholders	434,011	248,702
4.03.02	Attributable to: Non-Controlling Shareholders	(2,207)	(344)

16

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Consolidated FS   / Statement of Cash Flows

(in thousands of Brazilian Reais)

		Accumulated	Previous
		Current Year	Year
Account		01.01.13 to	01.01.12 to
Code	Account Description	03.31.13	03.31.12
6.01	Net Cash Provided by Operating Activities	546,412	618,599
6.01.01	Cash from Operations	782,623	384,526
6.01.01.01	Net Income for the Period	358,534	153,199
6.01.01.02	Non-controlling Shareholders	(2,207)	(344)
6.01.01.03	Depreciation and Amortization	270,521	237,580
6.01.01.04	Gain on Disposals of Property, Plant and Equipments	15,809	1,289
6.01.01.05	Deferred Income Tax	9,306	2,023
6.01.01.06	Provision (Reversal) for Tax, Civil and Labor Risks	29,931	(8,043)
6.01.01.07	Other Provisions	(13,657)	6,209
6.01.01.08	Interest and Exchange Rate Variations	121,786	(1,733)
6.01.01.09	Equity Pick-Up	(7,400)	(5,654)
6.01.02	Changes in Operating Assets and Liabilities	(236,211)	234,073
6.01.02.01	Trade Accounts Receivable	128,919	524,227
6.01.02.02	Inventories	(169,688)	(331,945)
6.01.02.03	Trade Accounts Payable	(121,260)	124
6.01.02.04	Payment of Tax, Civil and Labor Risks Provisions	(23,834)	(50,927)
6.01.02.05	Payroll and Related Charges	37,292	(328,030)
6.01.02.06	Investment in Held for Trading Securities	-	(1,358,705)
6.01.02.07	Redemption of Held for Trading Securities	68,699	1,906,722
6.01.02.08	Investment in Available for Sale Securities	-	-
6.01.02.09	Redemptions of Available for Sale Securities	-	5,063
6.01.02.10	Other Financial Assets and Liabilities	18,860	13,844
6.01.02.11	Interest Paid	(129,427)	(127,062)
6.01.02.12	Payment of Income Tax and Social Contribution	(45,772)	(19,238)
6.02	Net Cash Provided by Investing Activities	(592,673)	(591,769)
6.02.01	Marketable Securities	-	(48,619)
6.02.02	Redemptions of Marketable Securities	23,452	21,362
6.02.03	Investment in Available for Sale Securities	(1,100)	-
6.02.04	Redemptions of Available for Sale Securities	10,048	-
6.02.05	Restricted Cash	(2,857)	(2,063)
6.02.06	Additions to Property, Plant and Equipment	(418,936)	(448,031)
6.02.07	Receivable from Disposals of Property, Plant and Equipment	1,290	3,322
6.02.09	Additions to Intangible	(28,510)	(1,037)
6.02.10	Additions to Biological Assets	(121,387)	(116,703)
6.02.11	Other Investments, Net	(54,673)	-
6.03	Net Cash Provided by Financing Activities	(484,239)	(163,475)
6.03.01	Proceeds from Debt Issuance	298,050	801,392
6.03.02	Payment of Debt	(602,056)	(625,077)
6.03.03	Dividends and Interest on Shareholders' Equity Paid	(174,750)	(339,790)
6.03.06	Treasury Shares Disposal	4,517	-
6.03.08	Capital increase	(10,000)	-
6.04	Exchange Rate Variation on Cash and Cash Equivalents	(18,875)	(24,891)
6.05	Decrease in Cash and Cash Equivalents	(549,375)	(161,536)
6.05.01	At the Beginning of the Period	1,930,693	1,366,843
6.05.02	At the End of the Period	1,381,318	1,205,307

17

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Consolidated FS / Statement of Changes in Shareholders' Equity for the Period from

01/01/2013 to 03/31/2013

(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Other Comprehensive Income	Shareholders' Equity	Participation of Non-Controlling Shareholders	Total Shareholders' Equity
5.01	Balance at January 1, 2013	12,460,471	17,990	2,261,079	-	(201,012)	14,538,528	37,512	14,576,040
5.03	Opening Balance Adjusted	12,460,471	17,990	2,261,079	-	(201,012)	14,538,528	37,512	14,576,040
5.04	Share-based Payments	-	10,919	(45,300)	-	-	(34,381)	(1,237)	(35,618)
5.04.03	Options Granted	-	4,220	-	-	-	4,220	-	4,220
5.04.05	Treasury Shares Sold	-	4,517	-	-	-	4,517	-	4,517
5.04.06	Dividends	-	-	(45,300)	-	-	(45,300)	-	(45,300)
5.04.08	Gain on Disposal of Shares	-	2,182	-	-	-	2,182	-	2,182
5.04.10	Participation of Non-Controlling Shareholders'	-	-	-	-	-	-	(1,237)	(1,237)
5.05	Total Comprehensive Income	-	-	-	358,534	75,477	434,011	(2,207)	431,804
5.05.01	Net Income for the Period	-	-	-	358,534	-	358,534	(2,207)	356,327
5.05.02	Other Comprehensive Income	-	-	-	-	75,477	75,477	-	75,477
5.05.02.01	Financial Instruments Adjustments	-	-	-	-	151,597	151,597	-	151,597
5.05.02.02	Tax on Financial Instruments Adjustments	-	-	-	-	(50,079)	(50,079)	-	(50,079)
5.05.02.06	Unrealized Loss in Available for Sale Marketable Securities	-	-	-	-	(919)	(919)	-	(919)
5.05.02.07	Actuarial Loss	-	-	-	-	(6,069)	(6,069)	-	(6,069)
5.05.02.08	Cumulative Translation Adjustments of Foreign Currency	-	-	-	-	(19,053)	(19,053)	-	(19,053)
5.06	Statements of Changes in Shareholders' Equity	-	-	73,308	(28,008)	-	45,300	-	45,300
5.06.06	Reserve for Expansion	-	-	45,300	-	-	45,300	-	45,300
5.06.08	Tax Incentives Reserve	-	-	28,008	(28,008)	-	-	-	-
5.07	Balance at March 31, 2013	12,460,471	28,909	2,289,087	330,526	(125,535)	14,983,458	34,068	15,017,526

18

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Consolidated FS / Statement of Changes in Shareholders' Equity for the Period from

01/01/2012 to 03/31/2012

(in thousands of Brazilian Reais)

Account Code	Account Description	Capital Stock	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Other Comprehensive Income	Shareholders' Equity	Participation of Non-Controlling Shareholders	Total Shareholders' Equity
5.01	Balance at January 1, 2012	12,460,471	10,939	1,760,446	-	(161,516)	14,070,340	39,577	14,109,917
5.03	Opening Balance Adjusted	12,460,471	10,939	1,760,446	-	(161,516)	14,070,340	39,577	14,109,917
5.04	Share-based Payments	-	3,787	-	-	-	3,787	3,823	7,610
5.04.03	Options Granted	-	3,597	-	-	-	3,597	-	3,597
5.04.05	Treasury Shares Sold	-	158	-	-	-	158	-	158
5.04.08	Gain on Disposal of Shares	-	32	-	-	-	32	-	32
5.04.10	Participation of Non-Controlling Shareholders'	-	-	-	-	-	-	3,823	3,823
5.05	Total Comprehensive Income	-	-	-	153,199	95,503	248,702	(344)	248,358
5.05.01	Net Income for the Period	-	-	-	153,199	-	153,199	(344)	152,855
5.05.02	Other Comprehensive Income	-	-	-	-	95,503	95,503	-	95,503
5.05.02.01	Financial Instruments Adjustments	-	-	-	-	149,140	149,140	-	149,140
5.05.02.02	Tax on Financial Instruments Adjustments	-	-	-	-	(49,392)	(49,392)	-	(49,392)
5.05.02.06	Unrealized Gain in Available for Sale Marketable Securities	-	-	-	-	4,013	4,013	-	4,013
5.05.02.07	Actuarial Loss	-	-	-	-	(8,225)	(8,225)	-	(8,225)
5.05.02.08	Cumulative Translation Adjustments of Foreign Currency	-	-	-	-	(33)	(33)	-	(33)
5.06	Statements of Changes in Shareholders' Equity	-	-	10,343	(10,343)	-	-	-	-
5.06.08	Tax Incentives Reserve	-	-	10,343	(10,343)	-	-	-	-
5.07	Balance at March 31, 2012	12,460,471	14,726	1,770,789	142,856	(66,013)	14,322,829	43,056	14,365,885

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Consolidated FS / Statement of Value Added

(in thousands of Brazilian Reais)

		Accumulated	Accumulated
		Current Year	Previous Year
Account		01.01.13 to	01.01.12 to
Code	Account Description	03.31.13	03.31.12
7.01	Revenues	8,177,885	7,302,964
7.01.01	Sales of Goods, Products and Services	7,946,130	6,972,987
7.01.02	Other Income	(26,455)	(11,961)
7.01.03	Revenue Related to Construction of Own Assets	255,501	350,726
7.01.04	(Provision) Reversal for Doubtful Accounts Reversal (Provisions)	2,709	(8,788)
7.02	Raw Material Acquired from Third Parties	(5,450,570)	(5,037,676)
7.02.01	Costs of Products and Goods Sold	(4,477,547)	(4,046,543)
7.02.02	Materials, Energy, Third Parties Services and Other	(973,151)	(997,600)
7.02.03	Recovery of Assets Values	128	6,467
7.03	Gross Value Added	2,727,315	2,265,288
7.04	Retentions	(270,521)	(237,580)
7.04.01	Depreciation, Amortization and Exhaustion	(270,521)	(237,580)
7.05	Net Value Added	2,456,794	2,027,708
7.06	Received from Third Parties	210,857	289,233
7.06.01	Equity Pick-Up	7,400	5,654
7.06.02	Financial Income	202,549	284,038
7.06.03	Other	908	(459)
7.07	Value Added to be Distributed	2,667,651	2,316,941
7.08	Distribution of Value Added	2,667,651	2,316,941
7.08.01	Payroll	1,017,006	879,253
7.08.01.01	Salaries	794,153	705,460
7.08.01.02	Benefits	173,432	124,854
7.08.01.03	Government Severance Indemnity Fund for Employees Guarantee Fund for Length of Service	49,421	48,939
7.08.02	Taxes, Fees and Contributions	912,486	864,081
7.08.02.01	Federal	474,870	511,168
7.08.02.02	State	392,114	341,948
7.08.02.03	Municipal	45,502	10,965
7.08.03	Capital Remuneration from Third Parties	381,832	420,752
7.08.03.01	Interests	316,234	369,707
7.08.03.02	Rents	65,598	51,045
7.08.04	Interest on Own Capital	356,327	152,855
7.08.04.03	Retained Earnings	358,534	153,199
7.08.04.04	Non-Controlling Interest	(2,207)	(344)

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

1Q2013 Results

Dear Shareholders,

We begin the year able to record highly positive results across the entire balance sheet and in line with our expectations of an improving scenario. The successful positioning of the brands, portfolio and innovation established during the preceding year by the Company, were instrumental in driving the growth and returns reported in the quarter compared with 2012. And this was in spite of the transfer of assets and suspension of brands accounting for a third of sales volume to the domestic market.

The Company reported net consolidated sales growth of 13.8% to R$ 7.2 billion. Adjusted EBITDA reached R$ 852.5 million with a net margin of 11.8% against 8.4% reported in 1Q12 and EBITDA reached R$ 803.8 million. Net income climbed 134% to R$ 358.5 million, equivalent to a net margin of 5.0% against 2.4% in 1Q12.

This improved performance was a result of a positive contribution of all segments of the business, more especially the domestic market which in the quarter accounted for 78.5% of the operating result on a margin of 13.4%.

Exports which had posted a negative operating margin of 2.3% in 2012, in 1Q13 recorded a positive  1.1%, contributing R$ 34.5 million to operating result  and reflecting the gradual expected recovery in the export market.

In the food services business, there was a 3.0 percentage point gain in operating margin to 14% against 11% in 1Q12.

The proposed strategy for improving performance in the dairy product segment proved effective in the period, reverting the negative results to an operating profit of R$ 28.8 million, corresponding to a 4.4% operating margin.

On April 9, 2013, the Company held its Extraordinary and Annual General Meeting, approving among other matters the election of the Board of Directors and confirming Mr. Abilio Diniz as chairman of the Board. The shareholders also placed on record a vote of thanks to the Company’s former chairman, Nildemar Secches, for the 13 years during which he led the management of Perdigão in addition to the 4 years at BRF, highlighting his excellent work in achieving growth and robust returns as well as establishing the basis for growth of the Company as it initiates the new cycle.

In 2013, BRF is now effectively operating as a single Company following the completion of a successful merger process, leaving it ready to unlock still more value and proceed steadfastly with its strategy of growth and internationalization.

With new leadership in the Board of Directors, the Company is preparing for a new cycle of accelerating growth and a further advance in results. It is our belief that with its accumulated experience, vitality and entrepreneurship, the Board will make a decisive contribution to the success of this cycle which is now beginning.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

São Paulo, April 2013

Abilio dos Santos Diniz	José Antonio do Prado Fay

Chairman of the Board of Directors	Chief Executive Officer

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

1st Quarter 2013 (1Q13)

•        Net sales totaled R$ 7.2 billion, a year-on-year growth of 13.8%, a notable contribution to this growth performance coming from revenues obtained in the following operating segments: domestic market 4.2%; exports 31.1%; dairy products 0.3% and food service 3.5%. This was achieved thanks to efforts to offset the effects of the TCD (Performance Agreement Instrument).

•        The meats, dairy products and other processed products in addition to other items recorded sales of 1.4 million tons, 5.0% less, impacted by asset sales and discontinuation of certain brands following the signature of the agreement with the Brazilian Anti-trust Authority - CADE in 3Q12.

•       Gross profit totaled R$ 1.7 billion, a 26.3% increase due to the efficient management of the cost-price ratio jointly with the control of expenses in spite of cost pressures. The Company reported an improvement in gross margin from 21.2% to 23.5%.

•        Adjusted EBITDA reached R$ 852.5 million, a 60.2% improvement, registering an adjusted EBITDA margin of 11.8% against 8.4% reported in 1Q12 and a gain of 3.4 percentage points. EBITDA reached R$ 803.8 million in 1Q13 (58.9% over 1Q12) with an EBITDA margin of 11.1% against 8.0%.

•       Net income jumped 134.0% to R$ 358.5 million. Net margin saw a gain of 2.6 percentage points increasing from 2.4% to 5.0%.

•       Financial trading volume of shares reached an average of US$ 90.9 million/day in the quarter, 5.2% higher than the same period in 2012.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

Highlights (R$ Million)	1Q13	1Q12	var. %
Net Sales	7,209	6,337	14
Domestic Market	4,069	3,916	4
Exports	3,139	2,421	30
Gross Profit	1,697	1,343	26
Gross Margin	23.5%	21.2%	2.3 p.p
EBIT	531	268	98
Net Income	359	153	134
Net Margin	5.0%	2.4%	2.6 p.p
EBITDA	804	506	59
EBITDA Margin	11.1%	8.0%	3.1 p.p
EBITDA	853	532	60
EBITDA Margin	11.8%	8.4%	3.4 p.p
Earnings per share(1)	0.41	0.18	128
(1) Consolidated earnings per share (in R$), excluding treasury shares.

The variations commented in this report are comparisons for 1Q13 in relation to 1Q12 or as specified.

Sector Scenario

Brazilian Exports

The first quarter 2013 reported a decline in the volume of pork and chicken meat exports compared with 1Q12. However, results for beef exports in the quarter continued to increase both in volume as well as in revenue (measured in US$).

Exported volume of chicken meat amounted to 901 thousand tons in 1Q13, 7.5% down on 1Q12. In revenue terms (in US$), 1Q13 was 2.2% more than 1Q12. Major declines in volume in 1Q13 versus 1Q12 were reported for the United Arab Emirates (-11.3%), Hong Kong (-31.2%) and South Africa (-8.3%). In spite of an end to anti-dumping measures in the latter market, Brazilian export volume has still to recover to its former levels. On the other hand, volumes to the Middle East as a whole increased 10.2% on the same comparative basis, Saudi Arabia turning in a strong performance (+28.2%). The Asiatic market posted a significant decline in volume in 1Q13 versus 1Q12 (-14.4%), although there was an increase of 16.7% by volume in Brazilian exports to Japan on the same parameters for comparison.

Shipments of pork meat reached 120 thousand tons in 1Q13, 2.9% down on 1Q12. Export revenue for the quarter (in US$) increased 0.9% compared with 1Q12. Out of the ten leading importers of Brazilian pork, only Russia recorded a year-on-year increase in volume (+95%) principally following a recovery after the lifting of the ban of more than a year on production from the states of Rio Grande do Sul and Paraná. Conversely, Hong Kong and the Ukraine reported a decline in pork meat imports from Brazil of 27% and 6%, respectively, for the same comparable periods. In March 2013, the Ukraine temporarily suspended shipments from Brazil alleging sanitary problems.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

Beef export volumes were up on 1Q13. With shipments of 324 thousand tons in the period, 1Q13 exports were 25.5% higher than for 1Q12. Revenues also reported a significant jump of 18.9% against 1Q12. Markets reporting the best performance were Russia, Venezuela and Chile.

Domestic consumption

The Consumer Confidence Index – ICC recorded its most depressed level over the last six months for three years. The Brazilian consumer has become concerned principally with the overall inflation rate which has continued at a high level (1.22% 1Q12 vs. 1.93% 1Q13).

In the 12 month period to the end of March 2013, the inflation rate broke through the upper limit of the band established by the government for price inflation. Consequently, the Amplified Consumer Price Index - IPCA for away from home nutrition reported the same trend (2.11% in 1Q12 vs. 2.84% in 1Q13), driven largely by an increase in prices in the cold beverages category following an increase in the IPI excise tax.

Investments

Investment in Capex in the quarter amounted to R$ 516 million, directed mainly at projects destined for growth, efficiency and support.  Investments of R$ 121 million in biological assets (breeder stock) for supplying growth projects are also considered in this amount.  Remaining investments relate to capital injections in Rising Star, Avex, Federal Foods and Nutrifont.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

Capex - R$ million

Production

A total of 1.3 million tons of food was produced in the quarter, a volume 9.1% down on 2012. Adjustments were made to the meat production segment in the light of the implementation of the Performance Agreement Instrument (TCD) and a reduction in the output of dry line dairy products (UHT milk) – a strategic decision in view of the focus on ramping up profitability.

Production at Quickfood, Argentina was consolidated in July 2012 and recorded in the Company’s overall numbers for the meats and other processed products.

Production	1Q13	1Q12	var. %

Poultry Slaughter (million heads)	442	464	(5)
Hog/ Cattle Slaughter (thousand heads)	2,475	2,914	(15)
Production (thousand tons)
Meats	1,026	1,085	(5)
Dairy Products	198	257	(23)
Other Processed Products	114	131	(13)
Feed and Premix (thousand tons)	2,740	2,949	(7)

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

A total of 58 new products were launched during the year as part of portfolio expansion, the repositioning of the brands and categories and the creating of added value: food service - 8; domestic market – 8; exports – 30; and 12 in the dairy product segment.

DOMESTIC MARKET

Domestic market revenues were R$ 3.1 billion, a year-on-year increase of 4.2%, against 7.5% less volume due to transfers and discontinuation of production with the signing of the TCD. Average prices rose 12.6% and offsetting a rise of 7.4% in average costs due to the improved mix of the portfolio with higher added value products and the passing on of cost inflation in prices. Operating results were R$ 416.8 million, a 46.7% increase, representing an operating margin of 13.4% against 9.5%, a gain of 3.9 p.p.

The operating gain accounting for 78.5% of the consolidated result for the quarter is particularly due to the repositioning of categories and domestic market lines which included: specialty meats and frozen meats, ready-to-eat dishes as well as the launch of special poultry cuts which added 8% in returns obtained from domestic market business.

The Sadia Sabor and Equilíbrio branded lines were launched in the quarter – a quick, complete, nutritionally balanced, nutritive, uncomplicated and delicious meal for day to day eating. Other product launches were: Chicken Nuggets; a new line in breaded products, exclusively with chicken breast – Herbal, Spicy and Traditional flavors.  Perdigão branded Sanduba X-Smoked Sausage and X-Chicken products were also launched.

Perdigão Brazil Cup – In March, the Company signed an agreement for sponsoring the Brazil Cup, a competition organized by the Brazilian Football Confederation (CBF). As the official sponsor of the Brazil Cup – the second most important tournament in the country, - Perdigão has been elevated to the name of the competition to be known as the Perdigão Brazil Cup for the next three years. This associates the Perdigão brand with the visibility of the soccer theme in Brazil, reinforcing the fact that it is present in the market with its penetration, quality and tradition.

MARKET SHARE – Value %

Source: AC Nielsen – Accumulated 2013

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

EXPORTS

BRF increased its share of exports relative to Brazilian exporters as a whole both in relation to poultry as well as pork meat in spite of a continuing adverse domestic scenario.

In the case of poultry, there was a 3.0 percentage points gain in relation to 1Q12, achieving a 47.6% share of the export market. Performance was generally favorable with the exception of Venezuela. In the case of pork,  BRF’s exports recorded a gain of 4.2 percentage points compared with 1Q12, reaching a 46.4% share of export business. In this case, improved performance in smaller markets such as Angola and Singapore, compensated for reduced transactions with Russia and the Ukraine, these being the leading markets for Brazilian pork.

The first quarter was further characterized by situations negatively impacting results in the export markets, such as: logistics and port-related problems due to excess rainfall in the ports located in the south of Brazil and problems due to peak grain shipments through the port of Santos; the ban on Brazilian pork exports to the Ukraine; the continuing slow recovery of the Japanese market and excess volumes in the Venezuelan market.

During the quarter, exports reached 602.1 thousand tons, a volume 4.1% higher than 1Q12. Equally, average prices also recovered, increasing by 25.9% in reais. Revenues were R$ 3.1 billion, a 31.1% rise. Average costs were up 22.0% reflecting the continuing impact of higher prices for soybeans and corn.

Consequently, the export segment posted an operating result of R$ 34.5 million on an operating margin of 1.1% against a negative 2.3% in 1Q12.

BRF’s status in the principal export markets for the quarter was as follows:

Middle East – Revenues were up by 45.7% although volumes were 1.3% down. Important countries such as Egypt and Iraq and substantial consumers of heavy chicken breeds, are facing difficulties which directly reflect consumption. The market for Saudi Arabia and region reported stability.

Far East – In Japan, local inventory of imported products remains under control, suggesting a degree of stability for future business. Demand post-Chinese New Year and the outbreak of avian influenza has reflected in more stable consumption. Export  volume was down 11.2% on 1Q12 although revenue rose 7.6%.

Europe – The scenario in 1Q13 was similar to previous periods: there are signs of some evolution in chicken sales although business involving turkey meat remains difficult due to oversupply and weak consumption. The Company’s focus remains on adding value especially for products comprising the Plusfood line. Volume and revenue  were 2.9% and 4.4% down, respectively, in relation to 1Q12.

Eurasia – In March 2013, the Ukraine suspended pork imports from Brazil alleging sanitary issues. On the other hand Russia, the largest market in the region operated with a certain degree of stability in 1Q13. In terms of growth, revenues were up 58.3% on higher volume of 36.1%.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

South America – Growth was 77.4% in revenue and 46.6% in volume due to the acquisition of Quickfood, with its Paty brand, in Argentina in July 2012.

Africa and other countries – The highlight in Africa was the launch of a new line of Sadia-branded processed products in some of the principal markets in the region such as Angola, Ghana and Mauritius. Revenue growth was 13.7% against 8.1% lower volume.

DAIRY PRODUCTS

The Company continued to pursue the construction of the Batavo brand’s positioning in the market with the “thinking about your nature” campaign initiated in 2012. In addition, besides several launches of yogurt products, BRF introduced a further innovation, this time in the market for fruit juices with the launch of Batavo Hidra, representing an evolution in fruit juices. The product was launched in the first quarter in a test area, backed by a campaign on the free TV channels, social media, publicity in the leading news vehicles and through tasting events. The campaign shows Batavo Hidra  as a differentiated product, unique with milk whey nutrients which simultaneously deliver three benefits – refreshes, provides nutrition and hydrates.

In this context, it should be noted that the Company continues to air its “Cheese you ask by the brand and its Sadia“ campaign in the media.

The strategy for enhancing returns from the business through focusing on a higher value added product mix and lesser dependence on UHT milks is being executed as planned. As a result, we were able to record sales revenue of R$ 647.6 million, 0.3% over 1Q12, although volumes were down 16.5% in line with strategy. Average prices were up 20.1% due to the improved mix while average costs reported an increase of 14.5%.  In this context, the operating result amounted to R$ 28.8 million, equivalent to an operating margin of 4.4% against a negative 0.1% in 1Q12.

We continue our determined search for integration on all fronts, distribution centers, sales teams, manufacture and management, definition of the optimum size of the business, prioritizing results, improvement in execution and sustained growth - reaping the rewards in terms of first quarter margins and profits.

FOOD SERVICE

The first quarter 2013 was a challenging one for the food services market. The tendency for the increase in the consumption of meals away from home that has been the characteristic of the last few years suffered due to the decline in consumer confidence, the rise in food and beverage price inflation and greater personal debt levels inherent to the first few months of the year.

The principal fast food chains have reported no effective growth compared with the first quarter 2012. There was a fall in the number of transactions on a same store basis both for proprietary-owned operations as well as franchises. ABAD (Brazilian Wholesalers and Distributors Association) revealed that sales of distributors specialized in Food Services are declining on a monthly basis, albeit reporting effective growth compared with 2012.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

With this year’s Carnival holiday period falling early in February, consumers extended their vacations, negatively impacting turnover at those establishments close to offices and business parks.

In spite of the adverse economic climate, we focused on improving the level of service to transformers, presenting growth of 3.5% in relation to the preceding year and reaching R$ 365.0 million on 14.7% lower volumes. Average prices were 21.2% higher against cost increases of 16.5%.

The highlight was a recovery in the segment’s profitability with a gain of 3.0 percentage points in the operating margin of 14.0%, justified by the equalization of the price cost ratio of items sold, reporting an operating result of R$ 50.9 million.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION
	1Q13	1Q12	% ch.	1Q13	1Q12	% ch.
In Natura	102	99	3	617	481	28
Poultry	72	66	9	393	273	44
Pork/Beef	30	33	(8)	224	208	8
Processed Foods	349	435	(20)	2,229	2,318	(4)
Others Sales	116	79	47	257	181	42
Total	567	613	(7)	3,104	2,980	4

EXPORTS	THOUSAND TONS			R$ MILLION
	1Q13	1Q12	% ch.	1Q13	1Q12	% ch.
In Natura	495	504	(2)	2,476	1,950	27
Poultry	428	437	(2)	2,040	1,538	33
Pork/Beef	66	68	(2)	436	412	5
Processed Foods	103	74	39	614	409	50
Other Sales	4	0	-	3	0	-
Total	602	578	4	3,093	2,359	31

DAIRY	THOUSAND TONS			R$ MILLION
	1Q13	1Q12	% ch.	1Q13	1Q12	% ch.
Dry Division	160	192	(17)	380	383	(1)
Fresh and Frozen Division	46	59	(22)	251	251	0
Other Sales	21	21	-	16	12	37
Total	228	273	(16)	648	646	0

FOOD SERVICE	THOUSAND TONS			R$ MILLION
	1Q13	1Q12	% ch.	1Q13	1Q12	% ch.
Total	49	57	(15)	365	353	3

TOTAL	THOUSAND TONS			R$ MILLION
	1Q13	1Q12	% Ch.	1Q13	1Q12	% Ch.
Total	1,445	1,521	(5)	7,209	6,337	14

Net Operating Sales

BRF reported net operating sales in the quarter of R$ 7.2 billion, a growth of 13.8% compared with 1Q12, the result of the post-merger repositioning of the brands and portfolios. This involved prioritizing the focus on innovation and the launch of several new products and categories contributing to enhanced revenue together with  planned organic growth of the operations of Quickfood acquired in Argentina. In addition, export performance improved with the gradual recovery in demand from the principal markets where the Company operates: the Middle East and the Far East both of which  oversupply in 2012. This successful strategy was instrumental in  offsetting the impact of the transfer of assets and the discontinuation of categories of some brands in 3Q12 as part of the agreement with CADE for complying with the  TCD.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

Breakdown of Net Sales (%)

Breakdown by product and by market (Net Sales)

Cost of Sales (COGS)

The cost of sales increased 10.4% compared with 1Q12, reporting R$ 5.5 billion. Despite the increase, costs rose at a lower rate than sales revenue, thus feeding through to an improved gross margin. The following items were largely responsible for cost increases: 1) a spike in the cost of raw materials, more especially in corn in 4Q12 due to the hiatus between crops in Brazil, reflecting in the average cost of production of in-natura products in 1Q13 – principally poultry and pork meats for export; 2) an increase in the items indexed to the foreign exchange rate: packaging, freight, vitamins; 3) adjustment of production lines and productivity following asset transfers in accordance with the TCD; and 4) the application of the new freight regulations under the – “truck drivers’ law”.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

Gross Profit and Gross Margin

Gross Profit amounted to R$ 1.7 billion, a year-on-year improvement of 26.3% with a gross margin rising by 2.3 percentage points from 21.2% to 23.5%. The gain in gross margin reflects the success in the management of measures adopted for repositioning the Company’s retail operations in the light of the TCD, savings in production costs and the gradual improvement shown in the leading international markets.

Operating Expenses

Operating results also had an impact on the quarter’s results, increasing by a 1.1 percentage point over 1Q12, an increase of 6.3% - but representing half of the growth recorded for operating sales revenue.

Commercial expenses increased by 5.1% in spite of the investments in development of new lines and products (innovation), product launches and marketing campaigns. The relative participation of commercial expenses could have reported more significant gains had it not been for the impact of new freight regulations involving  the “truck drivers’ law” which entails an increase in variable commercial expenses on transportation logistics.

Administrative expenses and fees were 1.4% of net operating revenue, a proportionally greater increase over net sales and representing a rise of 20.1% over 1Q12 due to necessary non-recurring expenditures on the implementation of projects.

Other Operating Expenses

The increase of 62.5% in Other Operating Expenses is due to the pre-operational costs of new industrial units, accidents, and provision for tax contingencies.

Expenses with profit sharing are also classified under this item and recorded an increase in the light of improved operating results.

Result of Equity Income

Reflecting results reported from domestic and foreign subsidiaries, equity income increased by 30.9%, a gain of R$ 7.4 million in the result for the quarter, particularly thanks to the results from subsidiaries in Europe and Argentina.

Operating Result before financial expenses and Operating Margin

In the light of the comments above, the operating result before financial expenses was R$ 531.1 million in the quarter – 98.1% higher and representing an operating margin of 7.4% of net operating revenue over the 4.2% recorded in 1Q12. The increase of 3.2 percentage points reflects the improvement in performance of the principal segments: domestic market, food service, exports and dairy products with the amelioration of the impacts of the main sources of production cost.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

Financial Result

Net financial expenses amounted to R$ 101.7 million in the quarter increasing by 35.8%, especially due to the increase in interest overheads due to higher gross debt and a reduction in remuneration on cash investments in reais.

In the light of the high level of exports, the Company conducts operations with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), the Company uses financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) for hedge operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments for foreign exchange cover, continues to permit a significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of the financial result.

On March 31, 2013, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 533 million, and a proportional reduction in book currency exposure of the same value. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports, totaled USD 966 million + EUR 150 million + GBP 43.3 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’ equity, thus avoiding the impact on the Financial Expenses.

The Company’s net debt was R$ 7.2 billion, 1.9% more than reported for December 31, 2012, resulting in a net debt to adjusted EBITDA ratio (last twelve months)  of 2.4 times with a book currency exposure of US$ 388 million, a 6% increase.

		03.31.13		03.31.12
DEBT - R$ Million
	Current	Non-Current	Total	Total	% ch.
Local Currency	(2,198)	(1,821)	(4,019)	(4,143)	(3)
Foreing Currency	(494)	(4,792)	(5,286)	(5,628)	(6)
Gross Debt	(2,691)	(6,613)	(9,305)	(9,772)	(5)
Cash Investments
Local Currency	635	140	775	1,242	(38)
Foreing Currency	1,369	8	1,378	1,512	(9)
Total Cash Investments	2,004	148	2,152	2,753	(22)
Net Accounting Debt	(687)	(6,465)	(7,153)	(7,018)	2
Exchange Rate Exposure - US$ Million			(388)	(412)	(6)

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

Net debt / Adjusted EBITDA

Income Tax and Social Contribution

Income tax and social contribution totaled a negative R$ 73.0 million in the quarter – an increase of 81.4%, 17% of the pre-tax result for the quarter.

Participation of non-controlling shareholders

The result of R$ 2.2 million against R$ 0.3 million in 1Q12 recorded under this item relates to the consolidation of results from subsidiaries acquired in Argentina through Avex and from 3Q12, the incorporation of the results of Quickfood together with the results from the subsidiaries Al Wafi, Plusfood, among others.

Net Income and Net Margin

In the light of the Company’s improved performance, we were able to report a growth of 134.0% in net income which reached R$ 358.5 million in the quarter, a net margin of 5.0%, a growth of 2.6 percentage points in relation to 1Q12.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

EBITDA

EBITDA - R$ Million	1Q13	1Q12	% ch.
Net Income	359	153	134
Income Tax and Social Contribution	73	40	83
Net Financial	102	75	36
Depreciation and Amortization	271	238	14
=EBITDA	804	506	59
Other Operating Results	58	32	81
Equity Accounting	(7)	(6)	-
Non Controlling Shareholders	(2)	(0)	-
=Adjusted EBITDA	853	532	60

The expenses net of Other Operating Results are shown in Explanatory Note 33. The disclosure of adjusted EBITDA is in line with what the Company has already informed in the presentation of the previous quarterly and /or annual results or in other publications released to the market.

Adjusted EBITDA

(R$ million)

Shareholders’  Equity

On March 31, 2013, Shareholders’ Equity stood at R$ 15.0 billion against R$ 14.6 billion on December 31, 2012, an increase of 3.0% and reflected in a 6.9% return on the annualized investment.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

Capital Markets

BRF’s shares reported an appreciation of 5.7% for 2013 to date on the São Paulo Stock Exchange (BM&FBovespa). The Company’s ADRs trading on the New York Stock Exchange also rose 4.7% in the same period. This contrasts with the negative variation of 7.5% of the Ibovespa, the stock index which incorporates the most liquid shares on the Brazilian exchange. The company’s market capitalization totaled R$ 38.9 billion, a growth of 23.8% in relation to 1Q12.

The Company reported its results at an Apimec (Association of Capital Markets Analysts and Investment Professionals) national meeting held in São Paulo and transmitted simultaneously in Brazil and overseas with the presence of the CEO, the CFO and the Vice Presidents for the business segments and part of the Company’s objective of fostering a broad-based discussion on the businesses and outlook. Several international conferences, meetings and conference calls were also held during the period.

Performance of BRF Shares X Ibovespa x NYSE

PERFORMANCE	1Q13	1Q12
BRFS3 - BM&F Bovespa
Share price - R$*	44.60	36.00
Traded Shares (Volume) - Millions	140.5	152.7
Performance	5.7%	(1.2%)
Bovespa Index	(7.5%)	13.7%
IGC (Brazil Corp. Gov. Index)	(0.1%)	14.0%
ISE (Corp. Sustainability Index)	0.2%	13.8%

BRFS - NYSE
Share price - US$*	22.11	20.01
Traded Shares (Volume) - Millions	107.6	152.7
Performance	4.7%	2.4%
Dow Jones Index	11.3%	8.1%
* Closing Price

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

Share Performance

ADR Performance

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

Financial Trading Volume

Average US$ 76.9 million/day, a year-on-year decline of 11% (12 months)

CORPORATE GOVERNANCE

BRF published its Annual Sustainability Report for 2012 prior to the Annual General Shareholders’ Meeting in line with best practices for the management of listed companies and guidelines of the Guidance Committee for Disclosure of Information to the Market (Codim). The document can be accessed from the Company’s website (www.brf-br.com/ri), by following the Investors/Financial Information/Annual Reports path.

The Company’s graphic project reflects BRF’s new visual identity and its logo with symbolism which transmits the corporate essence and global footprint, demonstrating energy, protagonism, cultivating bonds between people and interacting with the world.

The document incorporates economic, financial, social and environmental information, meeting the requirements of application Level A of the Global Reporting Initiative (GRI) guidelines and also including indicators for the food sector and reporting greater transparency.

On April 9, 2013, the Company held its Extraordinary and Annual General Meeting with a record quorum of 81.18%, deemed a success in the context of widely held companies. Among the matters approved were the alteration of the corporate denomination to BRF S.A., the results for 2012, the distribution of remuneration to the shareholders, the election of the Board of Directors and the Fiscal Council, the compensation of management and amendments to the Stock Option Plan.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

In addition, approval was given to the distribution of supplementary dividends in the amount of R$ 45.3 million, to be paid out on April 30, 2013, corresponding to R$ 0.05205085 per share based on the free float as of this date (870,302,791 shares). Shares traded up to April 19, 2013 enjoy full rights to this remuneration.

Diffuse Control

Baseline: March 31, 2013

Number of Common Shares: 872,473,246

Capital Stock: R$ 12.6 billion

Rating

Fitch Ratings, Standard & Poor’s and Moody’s have all assigned an investment grade rating to the Company.

Novo Mercado

BRF signed up to the BM&FBovespa’s Novo Mercado Listing Regulations on April 12, 2006,  requiring it to settle disputes through the Market Arbitration Panel under the arbitration commitment  clause written into its bylaws and regulations.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

Risk Management

BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under the most rigorous control, details being shown under explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection as well as internal controls and financial risks are all monitored.

Relationship with the independent auditors

Pursuant to CVM Instruction 381/03, the Company informs that its policy for engaging services unrelated to the external audit is based on principles which preserve the auditor’s independence. In turn, these principles are based on the fact that the independent auditor should not audit its own work, may not exercise managerial functions, should not advocate on behalf of its client or render any other services which are deemed as not permitted under the prevailing norms, in this way maintaining the independence of the work undertaken.

Pursuant to CVM Instruction 480/09, at a meeting held on April 29, 2012, management declares that it has discussed, reviewed and agreed the information expressed in the  revision report of the independent auditors and with the quarterly information for the quarter ending March 31, 2013.

SOCIAL REPORT

The Company is a major employer in the agro-industrial sector – more than 80% of its employees are located in small cities –, driving local economies and collaborating with the development of society. The corporate culture’s values and mission are beginning to be disseminated outside Brazil in line with BRF’s enhanced internationalization, thus preparing the Company’s executives to operate in an intercultural environment.

BRF’s human capital incorporates a universe of approximately 115 thousand employees, the Company adopting a policy of internal recruiting and decentralization of the selection process through the individual units. The principal purpose is to attract, select and direct manpower in accordance with profile and potential, hiring those aligned with BRF’s values.

The practice is to prioritize candidates originating from the location where there is a vacancy. In the first quarter, 83% of the vacancies were filled by employees drawn from the Company itself.

Focus on Human Capital

BRF runs development programs for leaders in their various hierarchical levels, such programs including: Formation of Leaders; E-learning for Integration of Leaders; and Leaders Development Program – PDL. In the first quarter of 2013, the Company completed the BRF Performance Cycle which incorporates evaluations of feedback and the recording of the Individual Development Plans for Executives (PDI) to be followed by action plans for implementation in 2013.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

Since January 2013, a further trainee program is underway with a group of 30, selected from a total of 19 thousand candidates. In August 2013, the Company will begin the selection process of participants for the 2014 program. A further selection process was begun for the BRF Interns Program, for which 259 vacancies have been open to make up intern numbers. The program now has a total of 466 active interns.

In the first quarter of 2013, the Training and Commercial Development area designed an Initial Formation in Sales course for the Dairy Products team. Some 250 salesmen are to undergo this recycling in addition to new hires. A further course for implementation is that of the Multipliers Formation aimed at this team’s supervisors. The Promoter Development Program was also implemented for approximately 800 promoters who have joined the company.

Additionally, BRF selected eight candidates for the Summer Project designed to identify young potential from the world’s most prestigious MBA schools and providing them with the opportunity to acquire professional knowledge in the Company’s strategic areas.

SSMA

The SSMA program shows significant progress from year to year. The accident Frequency Rate with time off work for example has shown a reduction of 77.7% since 2008. In 1Q13, the rate was 13.12% down on the same period in 2012. The objective is to reduce the rate by a further 5% on the result for 2012.

Stock Option Plan

The Company has granted a total of 6,372,427 stock options to 231 executives, the maximum vesting period being five years according to the Compensation Plan Regulations based on the shares approved on March 31, 2010 and amended on April 24, 2012 and April 9, 2013 at the Extraordinary and Annual General Shareholders’ Meeting. The plan contemplates the CEO, vice presidents, officers and others at BRF.

Added Value Distribution (R$ million)	1Q13	1Q12	ch. %
Human Resources	1,017	879	16
Taxes	912	864	6
Interest / Rents	382	421	(9)
Retention	359	153	134
Non-controlling shareholders	(2)	(0)	-
Total	2,668	2,317	15

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

BALANCE SHEET - R$ Million	03.31.2013	12.31.2012	var. %

Assets	30,387	30,772	(1)
Current Assets	10,970	11,590	(5)
Cash and cash equivalents	1,381	1,931	(28)
Financial investments	540	622	(13)
Accounts receivable	2,996	3,131	(4)
Recoverable taxes	919	965	(5)
Assets held for sale	23	23	0
Securities receivable	68	77	(12)
Inventories	3,192	3,019	6
Biological assets	1,319	1,371	(4)
Other financial assets	82	33	148
Other receivables	344	326	6
Anticipated expenses	106	92	15

Non-Current Assets	19,418	19,182	1
Long-term assets	3,671	3,723	(1)
Cash investments	53	74	(29)
Accounts receivable	11	11	(1)
Escrow deposits	389	365	7
Biological assets	440	428	3
Securities receivable	137	152	(10)
Recoverable taxes	1,138	1,142	(0)
Deferred taxes	670	725	(8)
Other receivables	737	732	1
Restricted cash	96	93	3

Permanent Assets	15,746	15,459	2
Investments	105	37	184
Property, plant and equipment	10,886	10,671	2
Intangible	4,755	4,752	0

Liabilities	30,387	30,772	(1)
Current Liabilities	6,899	7,481	(8)
Loans and financing	2,520	2,441	3
Suppliers	3,148	3,381	(7)
Payroll and mandatory social charges	439	426	3
Taxes payable	187	228	(18)
Dividends/interest on shareholders’ equity	2	160	(99)
Management and staff profit sharing	37	77	(51)
Other financial liabilities	171	253	(33)
Provisions	88	174	(49)
Employee pension plan	18	17	6
Other liabilities	288	324	(11)

Non-Current Liabilities	8,470	8,714	(3)
Loans and financing	6,613	7,078	(7)
Suppliers	158	38	316
Taxes and social charges payable	14	13	8
Provision for tax, civil and labor contingencies	857	761	13
Deferred taxes	25	28	(10)
Employee pension plan	294	286	3
Other liabilities	508	511	(1)

Shareholders’ Equity	15,018	14,576	3
Capital stock paid in	12,460	12,460	-
Capital reserves	76	70	9
Profit reserves	2,289	2,261	1
Other related results	(126)	(201)	-
Retained profits (losses)	359	-	-
Interest on shareholders’ equity	(28)	-	-
Treasury shares	(47)	(52)	(9)

Participation of non controling shareholders	34	38	(9)

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

BRF- Brasil Foods S.A. - Consolidado BALAÇO PATRIMONIAL

FINANCIAL STATEMENTS
R$ million	1Q13	1Q12	Ch. %

Net Sales	7,209	6,337	13.8

Cost of sales	(5,512)	(4,994)	10.4
% of NS	-76.5%	-78.8%	230 bps

Gross Profit	1,697	1,343	26.3
% of NS	23.5%	21.2%	230 bps

Operating Expenses	(1,105)	(1,039)	6.3
% of NS	-15.3%	-16.4%	110 bps
Selling Expenses	(1,002)	(953)	5.1
% of NS	-13.9%	-15.0%	110 bps
Fixed	(561)	(548)	2.3
Variable	(441)	(406)	8.8
General and Administrative Expenses	(103)	(86)	20.1
% of NS	-1.4%	-1.4%	-
Honorary of our administrators	(5)	(5)	-
% of NS	-0.1%	-0.1%	-
General and administrative	(98)	(80)	21.6
% of NS	-1.4%	-1.3%	10 bps

Operating Income	592	304	94.5
% of NS	8.2%	4.8%	340 bps

Other Operating Results	(68)	(42)	63.0

Equity Income	7	6	17.0

Result before financial income	531	268	98.1
% of NS	7.4%	4.2%	320 bps

Net Financial Income	(102)	(75)	35.8

Pre-tax income	429	193	122.3
% of NS	6.0%	3.0%	300 bps
Income tax and social contribution	(73)	(40)	81.4
% of pre-tex income	-17.0%	-20.8%	380 bps

Net income before participation	356	153	133.1

Participation of non-controlling shareholder	2	0	-

Net Income	359	153	134.0
% of NS	5.0%	2.4%	260 bps

EBITDA	804	506	58.9
% of NS	11.1%	8.0%	310 bps
Adjusted EBITDA	853	532	60.3
% of NS	11.8%	8.4%	340 bps

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

FINANCIAL STATEMENTS
R$ million	1Q13	1Q12	Ch. %

Net Sales	7,209	6,337	13.8

Cost of sales	(5,512)	(4,994)	10.4
% of NS	-76.5%	-78.8%	230 bps

Gross Profit	1,697	1,343	26.3
% of NS	23.5%	21.2%	230 bps

Operating Expenses	(1,105)	(1,039)	6.3
% of NS	-15.3%	-16.4%	110 bps
Selling Expenses	(1,002)	(953)	5.1
% of NS	-13.9%	-15.0%	110 bps
Fixed	(561)	(548)	2.3
Variable	(441)	(406)	8.8
General and Administrative Expenses	(103)	(86)	20.1
% of NS	-1.4%	-1.4%	-
Honorary of our administrators	(5)	(5)	-
% of NS	-0.1%	-0.1%	-
General and administrative	(98)	(80)	21.6
% of NS	-1.4%	-1.3%	10 bps

Operating Income	592	304	94.5
% of NS	8.2%	4.8%	340 bps

Other Operating Results	(68)	(42)	63.0

Equity Income	7	6	17.0

Result before financial income	531	268	98.1
% of NS	7.4%	4.2%	320 bps

Net Financial Income	(102)	(75)	35.8

Pre-tax income	429	193	122.3
% of NS	6.0%	3.0%	300 bps
Income tax and social contribution	(73)	(40)	81.4
% of pre-tex income	-17.0%	-20.8%	380 bps

Net income before participation	356	153	133.1

Participation of non-controlling shareholder	2	0	-

Net Income	359	153	134.0
% of NS	5.0%	2.4%	260 bps

EBITDA	804	506	58.9
% of NS	11.1%	8.0%	310 bps
Adjusted EBITDA	853	532	60.3
% of NS	11.8%	8.4%	340 bps

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Management   Report / Comments on the Performance

Cash Flow - R$ million	1Q13	1Q12	Ch. %

Operating Activities
Result for the fiscal year	359	153	134
Adjustments to the result	511	798	(36)

Changes in assets and liabilities
Accounts receivable from clients	129	524	(75)
Inventory	(170)	(332)	(49)
Suppliers	(121)	-	-
Payment of contingencies	(24)	(51)	(53)
Interest payments	(129)	(127)	2
Payment of income tax and social contribution	(46)	(19)	142
Salaries, social obligations and others	37	(328)	-
Net cash provided by operating activities	546	618	(12)

Investment Activities
Financial investments	32	(27)	-
Acquisition of companies	(3)	(2)	38
Other investments	(55)	-	-
Acquisition of fixed assets	(419)	(448)	(6)
Acquisition of biological assets	(121)	(117)	4
Revenue from the sale of fixed assets	1	3	(67)
Intangible investments	(28)	(1)	700
Cash from (invested) investment activities	(593)	(592)	0

Financing activities
Loans and financing	(304)	176	(272)
Capital Reduction	(10)	-	-
Interest on shareholders' equity	(175)	(340)	(49)
Acquisitions of treasury shares	5	-	-
Cash from (invested) in financing activities	(484)	(163)	196

Currency variation on cash and cash equivalents	(19)	(25)	(24)

Net increase (decrrease) in cash held	(550)	(162)	240

Cash and cash equivalents at the beginning of the period	1,931	1,367	41
Cash and cash equivalents at the end of the period	1,381	1,205	15

 The results for the 1st quarter of 2013 consolidate the BRF S.A. Companies.

All statements contained in this report with regard to the Company’s business prospects, project results and potential growth of its business constitute mere forecasts and were based on management’s expectations in relation to the Company’s future performance. These expectations are heavily dependent on changes in the market and on the country’s general economic performance, that of the sector and the international markets and, therefore, being subject to changes.

On July 13, 2011, the plenary session of the Administrative Council for Economic Defense- CADE approved the Association between BRF and Sadia S.A., subject to compliance with the provisions contained in the Performance Commitment Agreement – TCD signed between the parties concerned. These documents are available in the website: www.brasilfoods.com/ri

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

1.            COMPANY’S OPERATIONS

BRF S.A., new denomination of BRF – Brasil Foods S.A. as from April 9, 2013 (“BRF” or “parent company”) and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. BRF is a public company, listed on the New Market of Brazilian Securities, Commodities & Futures Exchange (“BM&FBOVESPA”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. Its headquarter is located at 475, Jorge Tzachel Street in the City of Itajaí, State of Santa Catarina. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, sauces, mayonnaise, frozen vegetables and soybean derivatives, among which the following are highlighted:

•      Whole chickens and frozen cuts of chicken, turkey, pork and beef;

•      Ham products, bologna, sausages, frankfurters and other smoked products;

•      Hamburgers, breaded meat products and meatballs;

•      Lasagnas, pizzas, cheese breads, pies and frozen vegetables;

•      Milk, dairy products and desserts;

•      Juices, soy milk and soy juices;

•      Margarine, sauces and mayonnaise; and

•      Soy meal and refined soy flour, as well as animal feed.

The Company's activities are segregated into 4 operating segments, being: domestic market, foreign market, food service and dairy products, as disclosed in note 5.

In the domestic market, the Company operates 30 meat processing plants, 11 dairy products processing plants, 2 margarine processing plants, 3 pasta processing plants, 1 dessert processing plant and 3 soybean crushing plant, all of them located near the Company’s raw material suppliers or the main consumer centers.

The Company has an advanced distribution system and uses 32 distribution centers (18 owned and 14 leased), to deliver its products to supermarkets, retail stores, wholesalers, restaurants and other institutional customers in the domestic market.

In the foreign market, the Company operates 6 meat processing plants, 1 margarine and oil processing plant, 1 sauces and mayonnaise processing plant, 1 pasta and pastries processing plant, 1 frozen vegetables processing plant, 1 cheese processing plant and 6 distribution centers (4 owned and 2 outsourced), besides subsidiaries or sales offices in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore, United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, South Africa, Venezuela, Uruguay and Chile.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The Company exports its products to more than 140 countries.

The name BRF deploys and adds value and reliability to several trademarks among which the most important are: Batavo, Claybon, Chester®, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, Hot Pocket, Miss Daisy, Nuggets, Qualy, Sadia,  Speciale Sadia, Dánica and Paty, in addition to licensed trademarks such as Turma da Mônica, Bob Esponja and  Trakinas.

The table below summarizes the direct and indirect ownership interests of the Company, as well as the activities of each subsidiary:

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

1.1.       Interest in subsidiaries

Subsidiary		Main activity	Country	03.31.13	12.31.12
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	88.00%	88.00%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercializations of products	Brazil	99.99%	99.99%
PDF Participações Ltda.		Holding	Brazil	1.00%	1.00%
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercializations of products	Brazil	0.01%	0.01%
Vip S.A. Emp. Part. Imobiliárias		Commercialization of ow ned real state	Brazil	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.		Industrialization and commercializations of dairy products	Argentina	10.00%	10.00%
Avipal S.A. Construtora e Incorporadora	(a)	Construction and real estate marketing	Brazil	100.00%	100.00%
Avipal Centro-oeste S.A.	(a)	Industrialization and commercializations of milk	Brazil	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.		Industrialization and commercializations of dairy products	Argentina	90.00%	90.00%
UP! Alimentos Ltda.		Industrialization and commercializations of products	Brazil	50.00%	50.00%
Perdigão Trading S.A.	(a)	Holding	Brazil	100.00%	100.00%
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	12.00%	12.00%
PDF Participações Ltda.		Holding	Brazil	99.00%	99.00%
BRF GmbH		Holding and trading	Austria	100.00%	100.00%
Perdigão Europe Ltd.		Import and commercialization of products	Portugal	100.00%	100.00%
Perdigão International Ltd.		Import and commercialization of products	Cayman Island	100.00%	100.00%
BFF International Ltd.		Financial fundraising	Cayman Island	100.00%	100.00%
Highline International	(a)	Financial fundraising	Cayman Island	100.00%	100.00%
Plusfood Germany GmbH		Import and commercialization of products	Germany	100.00%	100.00%
Perdigão France SARL		Marketing and logistics services	France	100.00%	100.00%
Plusfood Holland B.V.		Administrative services	The Netherlands	100.00%	100.00%
Plusfood Groep B.V.		Holding	The Netherlands	100.00%	100.00%
Plusfood B.V.		Industrialization, import and commercializations of products	The Netherlands	100.00%	100.00%
BRF Brasil Foods Japan KK		Marketing and logistics services	Japan	100.00%	100.00%
BRF Brasil Foods PTE Ltd.		Marketing and logistics services	Singapore	100.00%	100.00%
Plusfood Hungary Trade and Service LLC		Import and commercialization of products	Hungary	100.00%	100.00%
Plusfood Iberia SL		Marketing and logistics services	Spain	100.00%	100.00%
Plusfood Italy SRL		Import and commercialization of products	Italy	67.00%	67.00%
Plusfood UK Ltd.		Import and commercialization of products	United Kingdom	100.00%	100.00%
Plusfood Wrexham		Industrialization, import and commercializations of products	United Kingdom	100.00%	100.00%
BRF Global GmbH	(b)	Holding and trading	Austria	100.00%	100.00%
Xamol Consultores Serviços Ltda.	(a)	Import and commercialization of products	Portugal	100.00%	100.00%
BRF Brasil Foods África Ltd.		Import and commercialization of products	South Africa	100.00%	100.00%
Sadia Chile S.A.		Import and commercialization of products	Chile	40.00%	40.00%
Rising Star Food Company Ltd.		Industralization, import and commercialization of products	China	50.00%	50.00%
Badi Ltd.		Import and commercialization of products	United Arab Emirates	100.00%	100.00%
Al-Wafi Al-Takamol Imp.		Import and commercialization of products	Saudi Arabia	75.00%	75.00%
Federal Foods Ltd.	(e)	Import and commercialization of products	United Arab Emirates	49.00%	-
Al-Wafi Food Products Factory LLC		Industrialization and commercialization of products	United Arab Emirates	49.00%	-
Wellax Food Logistics C.P.A.S.U. Lda.		Import and commercialization of products	Portugal	100.00%	100.00%
Qualy 1 B.V.	(b)	Import and commercialization of products	The Netherlands	100.00%	100.00%
BRF Foods LLC		Import and commercialization of products	Russia	90.00%	90.00%
Sadia Foods GmbH		Import and commercialization of products	Germany	100.00%	100.00%
BRF Foods LLC		Import and commercialization of products	Russia	10.00%	10.00%
Quickfood S.A.		Industrialization and commercialization of products	Argentina	90.05%	90.05%
Sadia International Ltd.		Import and commercialization of products	Cayman Island	100.00%	100.00%
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00%	100.00%
Sadia Alimentos S.A.		Import and export of products	Argentina	0.02%	0.02%
Sadia Chile S.A.		Import and commercialization of products	Chile	60.00%	60.00%
Sadia U.K. Ltd.		Import and commercialization of products	United Kingdom	100.00%	100.00%
Sadia Overseas Ltd.		Financial fundraising	Cayman Island	100.00%	100.00%
K&S Alimentos S.A.		Industrialization and commercialization of products	Brazil	49.00%	49.00%
Sadia Alimentos S.A.		Import and export of products	Argentina	99.98%	99.98%
Avex S.A.		Industrialization and commercialization of products	Argentina	99.46%	99.46%
Flora Dánica S.A.		Industrialization and commercialization of products	Argentina	95.00%	95.00%
GB Dan S.A.		Industrialization and commercialization of products	Argentina	5.00%	5.00%
Flora San Luis S.A.		Industrialization and commercialization of products	Argentina	95.00%	95.00%
Flora Dánica S.A.		Industrialization and commercialization of products	Argentina	5.00%	5.00%
GB Dan S.A.		Industrialization and commercialization of products	Argentina	95.00%	95.00%
Flora San Luis S.A.		Industrialization and commercialization of products	Argentina	5.00%	5.00%
BRF - Suínos do Sul Ltda.		Participation in other companies	Brazil	99.00%	99.00%
Nutrifont Alimentos S.A.	(c)	Industrialization and commercialization of products	Brazil	50.00%	50.00%
Sadia GmbH	(d)	Holding	Germany	-	100.00%

49

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

(a)     Dormant subsidiaries.

(b)     The wholly-owned subsidiary BRF Global GmbH (previously denominated Acheron Beteiligung-sverwaltung GmbH) owns 100 direct subsidiaries in Madeira Island, Portugal, which, as of March 31, 2013, total interest amounts to R$2,075 (R$2,169 as of December 31, 2012). The wholly-owned subsidiary Qualy B.V. owns 48 subsidiaries in The Netherlands, which as of March 31, 2013, the total interest is represented by a net capital deficiency of R$10,188 (R$10,957 as of December 31, 2012). The purpose of these subsidiaries is to operate in the European market to increase the Company’s market share, which is regulated by a system of poultry and turkey import quotas.

(c)     Company in pre-operational phase.

(d)     Company incorporated by BRF GmbH on March 31, 2013.

(e)     The BRF acquired 49% of the share interest equity with the rights to 60% of dividends as permitted by Federal Law. 8/1984, in force in the United Arab Emirates and according to the shareholders' agreement.

1.2.       Acquisition of assets related to integration, production and slaughter of porks – DOUX

On November 7, 2012, the Company entered into an agreement with CADE aiming to establish the rules for the assets related to integration, production and slaughtering of porks from Doux, located in the City of Ana Rech, State of Rio Grande do Sul, to have their title transferred to third parties, such assets were given as a collateral to BRF in order to guarantee certain cash advances made from BRF to Doux

On March 31, 2013, the book value of those assets totaled R$233,683, and which were accounted for as non-current assets.

1.3.       Seasonality

The Company does not operate with any significant seasonality through the fiscal year. In general, during the fourth quarter the demand in the domestic market is slightly stronger than in the other quarters, mainly due to the year-end holiday season such as Christmas and New Years Eve. Our bestselling products are: turkey, Chester® and ham.

2.            MANAGEMENT’S STATEMENT AND BASIS OF PREPARATION AND PRESENTATION OF QUARTERLY FINANCIAL INFORMATION

The Company’s consolidated quarterly financial information is in accordance with the accounting practices adopted in Brazil which comprise the rules issued by the Brazilian Securities Commission (“CVM”) and the pronouncements and interpretations of the Brazilian Accounting Pronouncements Committee (“CPC”), which are in conformity with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

50

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The Company’s individual quarterly financial information has been prepared in accordance with the accounting practices adopted in Brazil and for presentation purposes, is identified as “BR GAAP”. Such information differs from IFRS in relation to the evaluation of investments in associates and joint ventures, which were measured and recorded based on the equity pick-up accounting method rather than at cost or fair value, as is required by IFRS.

The Company’s individual and consolidated quarterly financial information are expressed in thousands of Brazilian Reais (“R$”), as well as, the amount of other currencies disclosed in the quarterly financial information, when applicable, were also expressed in thousands.

The preparation of the Company’s quarterly financial information requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities, as of the reporting date of these quarterly financial information. However, the uncertainty inherent to these judgments, assumptions and estimates could lead to results requiring a material adjustment to carrying amount of the affected asset or liability in future periods.

The settlement of the transactions involving such estimates can result in amounts significantly different from those recorded in the quarterly financial information due to the lack of precision inherent to the estimation process. The Company reviews its judgments, estimates and assumptions on a quarterly basis.

The individual and consolidated quarterly financial information were prepared based on the historical cost except for the following material items recognized in the balance sheet:

(i)     derivative financial instruments measured at fair value;

(ii)    derivative financial instruments measured at fair value through the statement of income;

(iii)  financial assets available for sale measured at fair value;

(iv)  assets and liabilities of acquired companies from January 1, 2009 recorded initially at fair value; and

(v)    share-based payments measured at fair value.

51

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

3.            SUMMARY OF ACCOUNTING PRACTICES

The quarterly financial information was prepared according to CVM Deliberation No. 673/11, which establishes the minimum content of interim financial statements and the principles for measurement and recognition of a full set or a condensed financial statements for an interim period.

The interim financial statements, in this case denominated as quarterly financial information, is aiming to provide updated information  based on the last annual financial statements disclosed. Therefore, the quarterly financial information is focused on new activities, events and circumstances and do not duplicate the information previously disclosed, except in the case where Management judged that the maintenance of the information was relevant.

The current quarterly financial information was consistently prepared based on the accounting policies and estimates calculation methodology adopted in the preparation of the annual financial statements for the year ended December 31, 2012 (note 3).

There were no changes of any nature related to such policies and estimates calculation methodology.  As allowed by CVM Deliberation No. 673/11, Management decided not to disclose again the details of the accounting policies adopted by the Company, hence, it is necessary the reading of the quarterly financial information together with the annual financial statements for the year ended December 31, 2012, in order to allow the quarterly financial information users to enlarge their understanding regarding the Company’s capacity of profit and future cash flows generation as well as its financial conditions and liquidity.

The exchange rates in Brazilian Reais effective at the date of the balance sheets translated were as follows:

Final rate	03.31.13	12.31.12
U.S. Dollar (US$)	2.0138	2.0435
Euro (€)	2.5853	2.6954
Pound Sterling (£)	3.0574	3.3031
Argentine Peso (AR$)	0.3933	0.4160

Average rates
U.S. Dollar (US$)	1.9977	1.9550
Euro (€)	2.6367	2.5103
Pound Sterling (£)	3.1000	3.0985
Argentine Peso (AR$)	0.3987	0.4298

52

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.            FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

4.1.       Overview

In the regular course of its business, the Company is exposed to market risks related mainly to the fluctuation of interest rates, variation of foreign exchange rates and changes in the commodities prices.

The Company utilizes hedging instruments to mitigate its exposure to these risks, based on a Risk Policy under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors. Such policy includes the monitoring of the levels of exposure to each market risk and its measurement is performed based on the accounting exposure and forecast of future cash flows. The processes of monitoring, evaluation and approval of risk management were properly disclosed in details in the financial statements for the year ended December 31, 2012 and has not changed during the three month period ended March 31, 2013 and for this reason were not disclosed in this quarterly financial information.

4.1.1.   Breakdown of the balances of exposure in foreign currency

Foreign currency denominated assets and liabilities are as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.13	12.31.12	03.31.13	12.31.12
Cash and cash equivalents and marketable securities	87.488	120.671	1.369.415	1.502.407
Trade accounts receivable	277.687	231.560	1.474.007	1.606.544
Accounts receivable from subsidiaries	1.505.693	1.225.246	123.956	-
Restricted cash	-	-	8.449	9.137
Dollar future options agreements	60.414	204.350	60.414	204.350
Inventories	1.697	1.973	566.478	543.030
Exchange rate contracts (Swap)	(27.727)	(31.652)	(27.727)	(31.652)
Loans and financing	(2.568.419)	(2.815.029)	(5.285.516)	(5.628.401)
Bond designated as cash-flow hedge	302.070	306.525	302.070	306.525
Pre-payment exports designated as cash-flow hedge	730.882	815.778	730.882	815.778
Trade accounts payable	(224.452)	(233.867)	(461.717)	(479.730)
Advance to subsidiaries related to exports pre-payments	(3.442.689)	(3.258.361)	-	-
Other assets and liabilities, net	10.612	11.271	358.023	310.829
	(3.286.744)	(3.421.535)	(781.266)	(841.183)
Foreign exchange exposure in US$	(1.632.110)	(1.674.350)	(387.956)	(411.638)

The Company's net foreign exchange exposure as of March 31, 2013 totaled US$387,956 which is within the limit established by the Risk Policy.

53

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.1.2.  Breakdown of the balances of derivative financial instruments

The positions of outstanding derivatives are as follows:

Parent company
03.31.13
Instrument	Subject to hedge	Maturity	Receivable (2)	Payable (2)	Reference value (notional)	Market value (1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	From 04/2013 to 12/2013	R$ (6.24% fixed)	US$	1.502.295	53.050
NDF	Exchange rate	From 04/2013 to 02/2014	R$ (6.50% fixed)	EUR	387.795	15.412
NDF	Exchange rate	From 04/2013 to 02/2014	R$ (5.96% fixed)	GBP	132.385	8.830
Fixed exchange rate	Exchange rate	04/2013	R$ (6.60% fixed)	US$	40.276	1.538
Swap	Exchange rate	Up to 03/2014	R$ (9.75% fixed)	US$ + 1.58%	322.990	(73.615)
Swap	Exchange rate	Up to 07/2013	US$ + 7.00%	R$ (76.00% of CDI)[3]	70.483	1.048
Swap	Exchange rate	From 04/2013 to 12/2013	US$ + LIBOR 3M + 3.83%	R$ (97.50% of CDI)[3]	111.878	(1.618)
Swap	Interest rate	From 04/2013 to 06/2018	US$ + LIBOR 3M + 2.60%	US$ + 5.47%	201.380	(19.853)
Swap	Interest rate	From 04/2013 to 02/2019	US$ + LIBOR 6M + 2.37%	US$ + 5.52%	253.163	(20.831)
Options	Exchange rate	From 04/2013 to 07/2013	R$	US$	60.414	132
					3.083.059	(35.907)
Financial instruments not designated as hedge accounting
Swap	Exchange rate	Up to 03/2015	R$ (8.41% fixed)	US$ - 0.20%	27.727	(4.740)
Options	Live cattle	From 06/2013 to 12/2013	R$	R$	44.906	(206)
NDF	Live cattle	Up to 01/2014	R$	R$	1.644	(2)
Future contract	Exchange rate	Up to 02/2013	US$	R$	15.214	318
Future contract	Live cattle	Up to 10/2013	R$	R$	57.632	13
					147.123	(4.617)
					3.230.182	(40.524)

BR GAAP
Parent company
12.31.12
Instrument	Subject to hedge	Maturity	Receivable (2)	Payable (2)	Reference value (notional)	Market value (1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	From 01/2013 to 11/2013	R$ (6.53% fixed)	US$	2.057.805	(20.044)
NDF	Exchange rate	From 01/2013 to 11/2013	R$ (7.13% fixed)	EUR	530.994	(11.268)
NDF	Exchange rate	From 01/2013 to 11/2013	R$ (6.22% fixed)	GBP	176.386	(6.425)
Fixed exchange rate	Exchange rate	From 01/2013 to 04/2013	R$ (7.66% fixed)	US$	132.828	2.080
Swap	Exchange rate	Up to 03/2014	R$ (9.75% fixed)	US$ + 1.58%	408.700	(76.934)
Swap	Exchange rate	Up to 07/2013	US$ + 7.00%	R$ (76.00% of CDI)[3]	56.112	2.119
Swap	Exchange rate	From 01/2013 to 12/2013	US$ + LIBOR 3M + 3.83%	R$ (97.50% of CDI)[3]	330.750	(2.165)
Swap	Interest rate	From 01/2013 to 06/2018	US$ + LIBOR 3M + 2.60%	US$ + 5.47%	204.350	(21.661)
Swap	Interest rate	From 01/2013 to 02/2019	US$ + LIBOR 6M + 1.96%	US$ + 5.23%	319.662	(25.091)
					4.217.587	(159.389)
Financial instruments not designated as hedge accounting
Swap	Exchange rate	Up to 03/2015	R$ (8.41% fixed)	US$ - 0.20%	31.652	(5.609)
Options	Live cattle	From 01/2013 to 07/2013	R$	R$	28.784	10
NDF	Live cattle	Up to 01/2013	R$	R$	854	57
Future contract	Exchange rate	Up to 02/2013	US$	R$	204.350	(782)
Future contract	Live cattle	Up to 10/2013	R$	R$	20.309	(7)
					285.949	(6.331)
					4.503.536	(165.720)

54

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

BR GAAP and IFRS
Consolidated
03.31.13
Instrument	Subject to hedge	Maturity	Receivable (2)	Payable (2)	Reference value (notional)	Market value (1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	From 04/2013 to 12/2013	R$ (6.24% fixed)	US$	1.502.295	53.050
NDF	Exchange rate	From 04/2013 to 02/2014	R$ (6.50% fixed)	EUR	387.795	15.412
NDF	Exchange rate	From 04/2013 to 02/2014	R$ (5.96% fixed)	GBP	132.385	8.830
Fixed exchange rate	Exchange rate	04/2013	R$ (6.60% fixed)	US$	40.276	1.538
Swap	Exchange rate	Up to 03/2014	R$ (9.75% fixed)	US$ + 1.58%	322.990	(73.615)
Swap	Exchange rate	Up to 07/2013	US$ + 7.00%	R$ (76.00% of CDI)[3]	70.483	1.048
Swap	Exchange rate	From 04/2013 to 12/2013	US$ + LIBOR 3M + 3.83%	R$ (97.50% of CDI)[3]	111.878	(1.618)
Swap	Interest rate	From 04/2013 to 06/2018	US$ + LIBOR 3M + 2.48%	US$ + 4.27%	402.760	(20.957)
Swap	Interest rate	From 04/2013 to 02/2019	US$ + LIBOR 6M + 2.57%	US$ + 5.75%	655.923	(67.841)
Options	Exchange rate	From 04/2013 to 07/2013	R$	US$	60.414	132
					3.687.199	(84.021)
Financial instruments not designated as hedge accounting
NDF	Exchange rate	Up to 06/2013	US$ (1.37% fixed)	EUR	129.265	151
Swap	Exchange rate	Up to 03/2015	R$ (8.41% fixed)	US$ - 0.20%	27.727	(4.740)
Options	Live cattle	From 06/2013 to 12/2013	R$	R$	44.906	(206)
NDF	Live cattle	Up to 01/2014	R$	R$	1.644	(2)
Future contract	Exchange rate	Up to 02/2013	US$	R$	15.214	318
Future contract	Live cattle	Up to 10/2013	R$	R$	57.632	13
					276.388	(4.466)
					3.963.587	(88.487)

BR GAAP and IFRS
Consolidated
03.31.12
Instrument	Subject to hedge	Maturity	Receivable (2)	Payable (2)	Reference value (notional)	Market value (1)
Financial instruments designated as hedge accounting
NDF	Exchange rate	From 01/2013 to 11/2013	R$ (6.53% fixed)	US$	2.057.804	(20.044)
NDF	Exchange rate	From 01/2013 to 11/2013	R$ (7.13% fixed)	EUR	530.994	(11.268)
NDF	Exchange rate	From 01/2013 to 11/2013	R$ (6.22% fixed)	GBP	176.385	(6.425)
Fixed exchange rate	Exchange rate	From 01/2013 to 04/2013	R$ (7.66% fixed)	US$	132.828	2.080
Swap	Exchange rate	Up to 03/2014	R$ (9.75% fixed)	US$ + 1.58%	408.700	(76.934)
Swap	Exchange rate	Up to 07/2013	US$ + 7.00%	R$ (76.00% of CDI)[3]	56.112	2.119
Swap	Exchange rate	From 01/2013 to 12/2013	US$ + LIBOR 3M + 3.83%	R$ (97.50% of CDI)[3]	330.750	(2.165)
Swap	Interest rate	From 01/2013 to 06/2018	US$ + LIBOR 3M + 2.48%	US$ + 4.27%	408.700	(23.033)
Swap	Interest rate	From 01/2013 to 02/2019	US$ + LIBOR 6M + 2.37%	US$ + 5.60%	728.362	(78.615)
					4.830.635	(214.285)
Financial instruments not designated as hedge accounting
NDF	Exchange rate	Up to 03/2013	US$ (0.28% fixed)	EUR	134.770	396
Swap	Exchange rate	Up to 03/2015	R$ (8.41% fixed)	US$ - 0.20%	31.652	(5.609)
Options	Live cattle	From 01/2013 to 07/2013	R$	R$	28.784	10
NDF	Live cattle	Up to 01/2013	R$	R$	854	57
Future contract	Exchange rate	Up to 02/2013	US$	R$	204.350	(782)
Future contract	Live cattle	Up to 10/2013	R$	R$	20.309	(7)
					420.719	(5.935)
					5.251.354	(220.220)

(1)    The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, extracted from the database of Bloomberg and BM&F.

(2)    Refers to the average exchange rates.

(3)    Interbank Deposit Certificate (“CDI”).

55

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.2.       Breakdown of the balances of financial instruments designated for cash flow hedge accounting and export revenues

4.2.1.   Non-deliverable forwards – NDF

The position of non-deliverable forwards is set forth below:

BR GAAP and IFRS
Parent company and Consolidated
03.31.13
NDF	R$ x USD					R$ x EUR					R$ x GBP
Maturities	Curve	MTM	Notional (USD)	Notional (R$)	Average USD	Curve	MTM	Notional (EUR)	Notional (R$)	Average EUR	Curve	MTM	Notional (GBP)	Notional (R$)	Average GBP
April 2013	5,162	5,191	137,000	275,891	2.0551	2,330	2,402	21,000	54,291	2.7001	1,499	1,482	6,000	18,344	3.3111
May 2013	12,657	12,110	105,000	211,449	2.1466	1,653	1,651	17,000	43,950	2.7017	1,322	1,269	5,500	16,816	3.3165
June 2013	11,379	10,837	120,000	241,656	2.1304	1,267	1,267	18,500	47,828	2.6851	1,206	1,161	5,000	15,287	3.3334
July 2013	4,449	4,159	55,000	110,759	2.1260	1,526	1,497	18,000	46,535	2.7132	1,186	1,124	4,800	14,676	3.3504
August 2013	6,872	6,540	74,000	149,021	2.1513	2,312	2,214	17,000	43,950	2.7779	777	766	4,500	13,758	3.3042
September 2013	7,369	6,982	75,000	151,035	2.1678	1,259	1,276	13,500	34,902	2.7564	849	818	3,000	9,172	3.4281
October 2013	5,181	5,312	80,000	161,104	2.1512	1,279	1,257	11,000	28,438	2.7931	812	775	3,000	9,172	3.4331
November 2013	2,480	2,216	50,000	100,690	2.1412	2,142	2,129	11,000	28,438	2.8932	1,094	1,042	3,000	9,172	3.5438
December 2013	(676)	(297)	50,000	100,690	2.0991	1,309	1,242	10,000	25,854	2.8340	454	436	3,000	9,172	3.3493
January 2014	-	-	-	-	-	659	603	7,000	18,097	2.8126	254	183	3,000	9,172	3.2802
February 2014	-	-	-	-	-	(151)	(126)	6,000	15,512	2.7122	(253)	(226)	2,500	7,644	3.1339
	54,873	53,050	746,000	1,502,295	2.1252	15,585	15,412	150,000	387,795	2.7495	9,200	8,830	43,300	132,385	3.3410

56

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.2.2.   Interest rate and currency swap

The positions of interest rate and currency swap are set forth below:

BR GAAP
Parent company
03.31.13
Assets (Hedged object)	Liabilities (Protected risk)	Notional (R$)	Notional (USD)	Maturity date	Balance (Contract curve)	Balance (MTM)
LIBOR 6M	4.06% p.a.	21,576	10,714	07.22.13	(146)	(385)
LIBOR 6M + 0.80% p.a.	4.31% p.a.	12,083	6,000	08.23.13	(36)	(183)
LIBOR 6M + 0.80% p.a.	4.36% p.a.	8,055	4,000	07.19.13	(47)	(122)
LIBOR 6M + 1.65% p.a.	4.15% p.a.	10,069	5,000	05.10.13	(77)	(99)
LIBOR 6M + 2.82% p.a.	5.86% p.a.	201,380	100,000	01.22.18	(505)	(20,042)
LIBOR 3M + 2.60% p.a.	5.47% p.a.	201,380	100,000	06.18.18	(304)	(19,853)
US$ + 7.00% p.a.	76.00% CDI	70,483	35,000	07.15.13	469	1,048
LIBOR 3M + 2.50% p.a.	92.50% CDI	44,751	22,222	10.01.13	(235)	(515)
LIBOR 3M + 4.50% p.a.	100.00% CDI	67,127	44,444	12.23.13	(10)	(1,103)
R$ + 9.80%	US$ + 1.71%	65,440	40,000	03.17.14	(16,103)	(13,918)
R$ + 9.70%	US$ + 1.53%	47,910	30,000	03.17.14	(13,249)	(11,588)
R$ + 9.70%	US$ + 1.45%	112,080	70,000	03.17.14	(30,618)	(26,663)
R$ + 9.80%	US$ + 1.68%	48,600	30,000	03.17.14	(12,558)	(10,912)
R$ + 9.80%	US$ + 1.65%	48,960	30,000	03.17.14	(12,196)	(10,534)
		959,894	527,380		(85,615)	(114,869)

BR GAAP and IFRS
Consolidated
03.31.13
Assets (Hedged object)	Liabilities (Protected risk)	Notional (R$)	Notional (USD)	Maturity date	Balance (Contract curve)	Balance (MTM)
LIBOR 6M	4.06% p.a.	21,576	10,714	07.22.13	(146)	(385)
LIBOR 6M + 0.80% p.a.	4.31% p.a.	12,083	6,000	08.23.13	(36)	(183)
LIBOR 6M + 0.80% p.a.	4.36% p.a.	8,055	4,000	07.19.13	(47)	(122)
LIBOR 6M + 1.65% p.a.	4.15% p.a.	10,069	5,000	05.10.13	(77)	(99)
LIBOR 6M + 2.82% p.a.	5.86% p.a.	201,380	100,000	01.22.18	(505)	(20,042)
LIBOR 3M + 2.60% p.a.	5.47% p.a.	201,380	100,000	06.18.18	(304)	(19,853)
LIBOR 6M + 2.70% p.a.	5.90% p.a.	201,380	100,000	02.01.19	(414)	(23,614)
LIBOR 6M + 2.70% p.a.	5.88% p.a.	201,380	100,000	02.01.19	(411)	(23,396)
LIBOR 3M + 2.35% p.a.	3.07% p.a.	201,380	100,000	06.12.15	(7)	(1,104)
US$ + 7.00% p.a.	76.00% CDI	70,483	35,000	07.15.13	469	1,048
LIBOR 3M + 2.50% p.a.	92.50% CDI	44,751	22,222	10.01.13	(235)	(515)
LIBOR 3M + 4.50% p.a.	100.00% CDI	67,127	44,444	12.23.13	(10)	(1,103)
R$ + 9.80%	US$ + 1.71%	65,440	40,000	03.17.14	(16,103)	(13,918)
R$ + 9.70%	US$ + 1.53%	47,910	30,000	03.17.14	(13,249)	(11,588)
R$ + 9.70%	US$ + 1.45%	112,080	70,000	03.17.14	(30,618)	(26,663)
R$ + 9.80%	US$ + 1.68%	48,600	30,000	03.17.14	(12,558)	(10,912)
R$ + 9.80%	US$ + 1.65%	48,960	30,000	03.17.14	(12,196)	(10,534)
		1,564,034	827,380		(86,447)	(162,983)

57

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.2.3.   Fixed exchange rate

The position of fixed exchange rate is set forth below:

BR GAAP and IFRS
Parent company and Consolidated
03.31.13
R$ x USD
Maturities	Curve	MTM	Notional (USD)	Notional (R$)	Average USD
April 2013	1,548	1,538	20,000	40,276	2.0961
	1,548	1,538	20,000	40,276	2.0961

4.2.4.   Exports pre-payments – PPEs

The position of the PPEs is set forth below:

BR GAAP and IFRS
Parent company and Consolidated
Fiscal year ended	Hedge instrument	Subject to hedge	Type of risk hedged	Maturity	Notional (US$)	MTM
03.31.13	PPE	Foreign Market Sales	US$ (E.R.)	From 04.2013 to 02.2019	362,937	730,882
12.31.12	PPE	Foreign Market Sales	US$ (E.R.)	From 10.2013 to 02.2019	399,206	815,778

The unrealized gains and losses from PPEs designated as hedge accounting, recorded in the shareholders’ equity is represented by a loss of R$54,193 (R$66,527 as of December 31, 2012), net of income tax of R$27,918 (R$34,271 as of December 31, 2012).

4.2.5.   Options

The Company designates only variation in the intrinsic value of its options as a hedge instrument (hedge accounting), recognizing the time value of the premium in the financial result. If the hedge is not effective and the option is not exercised due to devaluation of the Real, the losses related to the options will be registered in the financial expenses in the statement of income.

The Company has designated as hedge accounting transactions involving options denominated collar where there is a purchase of a put option ("PUT") and a sale of a call option ("CALL").

When the quote of any of the options is not available in an active market, the fair value will be based on an option pricing model (Black-Scholes or Binomial).

58

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

BR GAAP and IFRS
Parent company and Consolidated
03.31.13
R$ x USD
Type	Maturities	MTM	Notional (USD)	Notional (R$)	USD Average
Put	July 2013	336	20.000	40.276	2,0060
Call	July 2013	(204)	10.000	20.138	2,0250

4.2.6.   Senior Unsecured Notes – Bonds

The position of the bonds designated as hedge accounting is set forth below:

BR GAAP and IFRS
Parent company and Consolidated
Fiscal year ended	Hedge Instrument	Subject to hedge	Type of risk hedged	Maturity	Notional (US$)	MTM

03.31.13	BRFSBZ 2022	Foreign Market Sales	US$ (E.R.)	06.2022	150,000	302,070
12.31.12	BRFSBZ 2022	Foreign Market Sales	US$ (E.R.)	06.2022	150,000	306,525

The unrealized gains and losses from bonds designated as hedge accounting, recorded in the shareholders’ equity is represented by a loss of R$742, net of income tax of R$383 (loss of R$ 2,198, net of income tax of R$ 1,132 as of December 31, 2012).

4.3.       Gains and losses of derivative financial instruments designated as hedge accounting

The unrealized gains and losses from derivative financial instruments designated as hedge accounting, are recognized in the shareholders’ equity and when realized are recorded as financial income or expense, respectively, are set forth below:

	BR GAAP
	Parent company
	Shareholders' equity		Statement of income
	03.31.13	12.31.12	03.31.13	03.31.12
Derivatives for the purpose of protection
Foreign exchange risks	79,506	(40,746)	(74,729)	(1,171)
Interest rate risk	(39,569)	(43,465)	(1,115)	(3,880)
	39,937	(84,211)	(75,844)	(5,051)
Non derivatives for the purpose of protection
Foreign exchange risks	(80,986)	(104,128)	-	-
	(80,986)	(104,128)	-	-
Derivatives for the purpose of financial results
Interest rate risk	-	-	-	(192)
Foreign exchange risks	-	-	(4,422)	(37,286)
Market risk of live cattle	-	-	(195)	(513)
	-	-	(4,617)	(37,991)
	(41,049)	(188,339)	(80,461)	(43,042)

59

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Shareholders' equity		Statement of income
	03.31.13	12.31.12	03.31.13	03.31.12
Derivatives for the purpose of protection
Foreign exchange risks	79,506	(40,746)	(74,729)	(1,171)
Interest rate risk	(86,850)	(95,053)	(1,948)	(4,376)
	(7,344)	(135,799)	(76,677)	(5,547)
Non derivatives for the purpose of protection
Foreign exchange risks	(80,986)	(104,128)	-	-
	(80,986)	(104,128)	-	-
Derivatives for the purpose of financial results
Interest rate risk	-	-	-	(192)
Foreign exchange risks	-	-	(4,271)	(37,399)
Market risk of live cattle	-	-	(195)	(513)
	-	-	(4,466)	(38,104)
	(88,330)	(239,927)	(81,143)	(43,651)

As of March 31, 2013, the gains and losses from derivatives financial instruments designated as hedge accounting, recorded in the shareholders’ equity, are represented by a gain of R$26,358 in the parent company and a loss of R$20,923 in the consolidated (loss of R$55,579 in the parent company and a loss of R$107,167 in the consolidated as of December 31, 2012), net of income tax of R$13,579 (R$28,632 as of December 31, 2012) in the parent company and consolidated.

60

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.3.1.    Breakdown by category of the balances of financial instruments – except derivatives

	BR GAAP
	Parent company
	03.31.13
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	52,607	-	52,607
Trade accounts receivable	3,207,142	-	-	-	-	3,207,142
Credit notes	93,441	-	-	-	-	93,441
Other receivables - TCD	393,000	-	-	-	-	393,000
Fair value
Marketable securities	-	797	204,279	-	-	205,076
Restricted cash	-	-	-	87,422	-	87,422
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(2,907,177)	(2,907,177)
Loans and financing
Local currency	-	-	-	-	(3,848,024)	(3,848,024)
Foreign currency	-	-	-	-	(2,568,419)	(2,568,419)
Capital lease	-	-	-	-	(163,230)	(163,230)
	3,693,583	797	204,279	140,029	(9,486,850)	(5,448,162)

	BR GAAP
	Parent company
	12.31.12
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	51,752	-	51,752
Trade accounts receivable	3,008,799	-	-	-	-	3,008,799
Credit notes	109,431	-	-	-	-	109,431
Other receivables - TCD	407,594	-	-	-	-	407,594
Fair value
Marketable securities	-	658	268,375	-	-	269,033
Restricted cash	-	-	-	83,877	-	83,877
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(3,135,464)	(3,135,464)
Loans and financing
Local currency	-	-	-	-	(3,889,920)	(3,889,920)
Foreign currency	-	-	-	-	(2,815,029)	(2,815,029)
Capital lease	-	-	-	-	(70,493)	(70,493)
	3,525,824	658	268,375	135,629	(9,910,906)	(5,980,420)

61

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	03.31.13
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	119,762	-	119,762
Trade accounts receivable	3,006,659	-	-	-	-	3,006,659
Credit notes	205,249	-	-	-	-	205,249
Other receivables - TCD	393,000	-	-	-	-	316,101
Fair value
Marketable securities	-	257,046	215,930	-	-	472,976
Restricted cash	-	-	-	95,871	-	95,871
Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(3,147,929)	(3,147,929)
Loans and financing
Local currency	-	-	-	-	(3,848,024)	(3,848,024)
Foreign currency	-	-	-	-	(5,285,516)	(5,285,516)
Capital lease	-	-	-	-	(163,230)	(163,230)
	3,604,908	257,046	215,930	215,633	(12,444,699)	(8,151,182)

	BR GAAP and IFRS
	Consolidated
	12.31.12
	Loans and receivables	Available for sale	Trading securities	Held to maturity	Financial liabilities	Total
Assets
Amortized cost
Marketable securities	-	-	-	142,611	-	142,611
Trade accounts receivable	3,142,326	-	-	-	-	3,142,326
Credit notes	229,724	-	-	-	-	229,724
Other receivables - TCD	407,594	-	-	-	-	326,052
Fair value
Marketable securities	-	273,062	280,693	-	-	553,755
Restricted cash	-	-	-	93,014	-	93,014

Liabilities
Amortized cost
Trade accounts payable	-	-	-	-	(3,381,246)	(3,381,246)
Loans and financing
Local currency	-	-	-	-	(3,889,920)	(3,889,920)
Foreign currency	-	-	-	-	(5,628,401)	(5,628,401)
Capital lease	-	-	-	-	(70,493)	(70,493)
	3,779,644	273,062	280,693	235,625	(12,970,060)	(8,401,036)

4.4.       Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the appropriate accounting pronouncements, which refers to concepts of valuation and practices, and requires certain disclosures on the fair value.

Particularly related to the disclosure, the Company applies the hierarchy requirements set out in CVM Deliberation No. 604/09.

Management concluded that balances of cash and cash equivalents, trade accounts receivable and trade accounts payable approximate to their fair value due to the short-term cycle of these operations.

The book value of financing and loans in the quarterly financial information approximate to the fair value as the major portion of the total gross debt bears interest based on the variation of Long Term Interest Rate (“TJLP”), London Interbank Offered Rate (“LIBOR”) and CDI, except the capital markets transactions (Bond). On March 31, 2013, the fair value adjustment for the Bond (“BRFSBZ”) is represented by a positive impact of R$544,259, which R$70,387 is attributable to Sadia’s Bonds (“BRFSBZ6”), R$292,630 attributable to BFF’s Notes (“BRFSBZ7”) and R$181,242 attributable to BRF’s Notes (“BRFSBZ5”). This impact was measured only for disclosure purposes, not being recorded in the quarterly financial information of the Company.

62

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.4.1.   Comparison between book value and fair value of financial instruments

The comparison between book value and fair value of financial instruments is set forth below:

	BR GAAP
	Parent company
	03.31.13		12.31.12
	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	406,329	406,329	907,919	907,919
Restricted cash
Held to maturity	87,422	87,422	83,877	83,877
Marketable securities
Available for sale	797	797	658	658
Trading securities	204,279	204,279	268,375	268,375
Held to maturity	52,607	52,607	51,752	51,752
Trade accounts receivable, net	3,207,142	3,207,142	3,008,799	3,008,799
Credit notes	93,441	93,441	109,431	109,431
Financial lease receivable	76,899	76,899	81,542	81,542
Other receivables - TCD	316,101	316,101	326,052	326,052
Loans and financing	(4,885,538)	(4,885,538)	(5,173,913)	(5,173,913)
Financial lease payable	(163,230)	(163,230)	(70,493)	(70,493)
Bonds BRF	(1,530,905)	(1,712,147)	(1,531,036)	(1,676,635)
Trade accounts payable	(2,907,177)	(2,907,177)	(3,135,464)	(3,135,464)
Other financial assets	82,335	82,335	32,804	32,804
Other financial liabilities	(122,859)	(122,859)	(198,524)	(198,524)
	(5,082,357)	(5,263,599)	(5,238,221)	(5,383,820)

63

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	03.31.13		12.31.12
	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	1,381,318	1,381,318	1,930,693	1,930,693
Restricted cash
Held to maturity	95,871	95,871	93,014	93,014
Marketable securities
Available for sale	257,046	257,046	273,062	273,062
Trading securities	215,930	215,930	280,693	280,693
Held to maturity	119,762	120,588	142,611	144,013
Trade accounts receivable, net	3,006,659	3,006,659	3,142,326	3,142,326
Credit notes	205,249	205,249	229,724	229,724
Financial lease receivable	76,899	76,899	81,542	81,542
Other receivables - TCD	316,101	316,101	326,052	326,052
Loans and financing	(5,575,358)	(5,575,358)	(5,910,905)	(5,910,905)
Financial lease payable	(163,230)	(163,230)	(70,493)	(70,493)
Bonds BRF	(1,530,905)	(1,712,147)	(1,531,036)	(1,676,635)
Bonds BFF	(1,511,713)	(1,804,343)	(1,561,993)	(1,857,023)
Bonds Sadia	(515,564)	(585,951)	(514,387)	(594,850)
Trade accounts payable	(3,147,929)	(3,147,929)	(3,381,246)	(3,381,246)
Other financial assets	82,486	82,486	33,200	33,200
Other financial liabilities	(170,973)	(170,973)	(253,420)	(253,420)
	(6,858,351)	(7,401,784)	(6,690,563)	(7,210,253)

4.4.2.   Fair value valuation hierarchy

The table below depicts the overall classification of financial assets and liabilities according to the valuation hierarchy.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP
	Parent company
	03.31.13
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Shares	797	-	-	797
Held for trading
Bank deposit certificates	-	127,306	-	127,306
Financial treasury bills	76,973	-	-	76,973
Other financial assets
Derivatives designed as hedge	-	81,951	-	81,951
Derivatives not designated as hedge	-	384	-	384
	77,770	209,641	-	287,411
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedge	-	(117,858)	-	(117,858)
Derivatives not designated as hedge	-	(5,001)	-	(5,001)
	-	(122,859)	-	(122,859)

	BR GAAP
	Parent company
	12.31.12
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Shares	658	-	-	658
Held for trading
Bank deposit certificates	-	167,867	-	167,867
Financial treasury bills	100,508	-	-	100,508
Other financial assets
Derivatives designed as hedge	-	32,688	-	32,688
Derivatives not designated as hedge	-	116	-	116
	101,166	200,671	-	301,837
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designed as hedge	-	(192,077)	-	(192,077)
Derivatives not designated as hedge	-	(6,447)	-	(6,447)
	-	(198,524)	-	(198,524)

65

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	03.31.13
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Credit linked notes	170,411	-	-	170,411
Brazilian foreign debt securities	85,838	-	-	85,838
Shares	797	-	-	797
Held for trading
Bank deposit certificates	-	138,957	-	138,957
Financial treasury bills	76,973	-	-	76,973
Other financial assets
Derivatives designated as hedge	-	81,951	-	81,951
Derivatives not designated as hedge	-	535	-	535
	334,019	221,443	-	555,462
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designated as hedge	-	(165,972)	-	(165,972)
Derivatives not designated as hedge	-	(5,001)	-	(5,001)
	-	(170,973)	-	(170,973)

	BR GAAP and IFRS
	Consolidated
	12.31.12
	Level 1	Level 2	Level 3	Total
Assets
Financial assets
Available for sale
Credit linked notes	174,181	-	-	174,181
Brazilian foreign debt securities	89,004	-	-	89,004
Exclusive investment funds	9,219	-	-	9,219
Shares	658	-	-	658
Held for trading
Bank deposit certificates	-	180,185	-	180,185
Financial treasury bills	100,508	-	-	100,508
Other financial assets
Derivatives designated as hedge	-	32,688	-	32,688
Derivatives not designated as hedge	-	512	-	512
	373,570	213,385	-	586,955
Liabilities
Financial liabilities
Other financial liabilities
Derivatives designated as hedge	-	(246,973)	-	(246,973)
Derivatives not designated as hedge	-	(6,447)	-	(6,447)
	-	(253,420)	-	(253,420)

66

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

4.5.       Credit management

On March 31, 2013, the Company held financial investments over R$10.000 at the following financial institutions: Banco Bradesco, Banco do Brasil, Banco do Nordeste, Banco Itaú, Banco Safra, Banco Santander, Caixa Econômica Federal, Citibank, Credit Suisse, Deutsche Bank, Erste Bank, HSBC and JP Morgan.

The Company also held derivative contracts with the following financial institutions: ABN, Banco Bradesco, Banco BTG Pactual, Banco do Brasil, Banco Itaú, Banco Safra, Banco Santander, Banco Votorantim, Barclays, Citibank, Credit Suisse, Deutsche Bank, HSBC, ING Bank, JP Morgan, Morgan Stanley, Rabobank and Standard Bank.

4.6.       Liquidity risk management

Liquidity risk management aims to reduce the impacts caused by events which may affect the Company’s cash flow performance.

The table below summarizes the commitments and contractual obligations that may impact the Company’s liquidity as of March 31, 2013:

	BR GAAP
	Parent company
	03.31.13
	Book value	Cash flow contracted	Up to 9 months	2014	2015	2016	2017	After 5 years
Non derivatives financial liabilities
Loans and financing	4,885,538	5,592,849	1,704,755	1,312,557	686,756	484,311	380,228	1,024,242
Bonds BRF	1,530,905	2,353,314	88,733	88,733	88,733	88,733	88,733	1,909,649
Trade accounts payable	2,907,177	2,907,177	2,907,177	-	-	-	-	-
Financial lease payable (1)	163,230	239,942	23,154	29,134	29,254	26,555	131,845	-
Operational lease	-	294,205	45,224	54,747	32,140	28,603	38,884	94,607

Derivatives financial liabilities
Designated as hedge accounting
Interest rate and exchange rate derivatives	115,917	116,774	(2,626)	41,454	21,346	21,082	21,071	14,447
Currency derivatives (NDF)	1,737	(8,307)	(7,149)	(1,158)	-	-	-	-
Currency derivatives (options)	204	204	204	-	-	-	-	-
Not designated as hedge accounting
Interest rate and exchange rate derivatives	4,740	(1,786)	(1,196)	(747)	157	-	-	-
Commodities derivatives	261	261	261	-	-	-	-	-

67

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	03.31.13
	Book value	Cash flow contracted	Up to 9 months	2014	2015	2016	2017	After 5 years
Non derivatives financial liabilities
Loans and financing	5,575,358	6,326,703	1,950,430	1,425,225	846,048	490,240	386,093	1,228,667
Bonds BRF	1,530,905	2,353,314	88,733	88,733	88,733	88,733	88,733	1,909,649
Bonds BFF	1,511,713	2,276,851	54,750	109,500	109,500	109,500	109,500	1,784,101
Bonds Sadia	515,564	659,204	34,612	34,612	34,612	34,612	520,756	-
Trade accounts payable	3,147,929	3,147,929	3,147,929	-	-	-	-	-
Financial lease payable (1)	163,230	239,942	23,154	29,134	29,254	26,555	131,845	-
Operational lease	-	294,205	45,224	54,747	32,140	28,603	38,884	94,607

Derivatives financial liabilities
Designated as hedge accounting
Interest rate and exchange rate derivatives	164,031	178,841	3,564	53,044	32,393	31,808	31,857	26,175
Currency derivatives (NDF)	1,737	(8,307)	(7,149)	(1,158)	-	-	-	-
Currency derivatives (options)	204	204	204	-	-	-	-	-
Not designated as hedge accounting
Interest rate and exchange rate derivatives	4,740	(1,786)	(1,196)	(747)	157	-	-	-
Commodities derivatives	261	261	261	-	-	-	-	-

(1)     Does not comprise the financial leases contracted with financial institutions which are recorded as loans and financing.

4.7.       Commodity price risk management

During the three month period ended March 31, 2013, the Company utilized derivative instruments to mitigate the exposure to live cattle price variation.

The contracts are recorded at their fair value through the statement of income.

On March 31, 2013, the Company held a short position in the BM&F of 1,739 future contracts (636 contracts as of December 31, 2012) with maturity dates between May and December 2013.

In the counter market, the Company held a short position of 50 contracts with maturity dates in 2013. Additionally, through the utilization of options, the Company held a short position of 700 allotments (450 allotments as of December 31, 2012).

4.8.       Table of sensitivity analysis

The Company has financing and loans and receivables denominated in foreign currency and in order to mitigate the risks resulting from exchange rate exposure it contracts and derivative financial instruments.

The Company understands that the current interest rate fluctuations do not significantly affect its financial results since it opted to change to fixed rate a considerable part of its floating interest rates debts by using derivative transactions (interest rates swaps). The Company designates such derivatives as hedge accounting and, therefore, the effectiveness is monitored through prospective and retrospective tests.

68

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

In the table depicted below, five scenarios are considered for the next twelve-month period, considering the variations of the quote of the parity between the Brazilian Reais and U.S. Dollar, Brazilian Reais and Euro and Brazilian Reais and Pounds Sterling, whereas the most likely scenario is that one adopted by the Company. The total of export sales analyzed corresponds to the total of derivative financial instruments increased by the amortization flow of PPEs designated as hedge accounting.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Parity - Brazilian Reais x U.S. Dollar		2.0138	1.8124	1.5104	2.5173	3.0207
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF and Fixed exchange rate (hedge accounting)	Devaluation of R$	84,765	239,022	470,407	(300,878)	(686,521)
Options - currencies	Devaluation of R$	24	4,052	10,093	(4,173)	(9,207)
Pre payment export	Devaluation of R$	(82,111)	(9,023)	100,609	(264,831)	(447,552)
Bonds	Devaluation of R$	1,125	31,332	76,643	(74,393)	(149,910)
Swaps	Devaluation of R$	1,500	41,776	102,190	(99,190)	(199,880)
Exports	Appreciation of R$	(74,438)	(285,673)	(602,525)	447,777	970,829
Net of tax effect		(69,135)	21,486	157,417	(295,688)	(522,241)
Statement of income		-	-	-	-	-
Shareholders' equity		(69,135)	21,486	157,417	(295,688)	(522,241)

Parity - Brazilian Reais x Euro		2.5853	2.3268	1.9390	3.2316	3.8780
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	24,633	63,413	121,582	(72,315)	(169,264)
Exports	Appreciation of R$	(24,633)	(63,413)	(121,582)	72,315	169,264
Net of tax effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

Parity - Brazilian Reais x Pound Sterling		3.0574	2.7517	2.2931	3.8218	4.5861
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	12,278	25,516	45,374	(20,819)	(53,915)
Exports	Appreciation of R$	(12,278)	(25,516)	(45,374)	20,819	53,915
Net of tax effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

70

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

5.            SEGMENT INFORMATION

The operating segments are reported consistently with Management’s reports provided to Board of Directors and to its main executives for assessment of the performance of each reporting segment and allocation of resources.

The segment information is prepared considering 4 reportable segments, as follows: domestic market, foreign market, dairy products and food service. The reportable segments identified primarily observe division by sales channel and the criteria was detailed in note 5 of the financial statements for the year ended December 31, 2012.

The net sales for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
Net sales	03.31.13	03.31.12
Domestic market
Poultry	392,893	273,048
Pork and Beef	224,429	207,791
Processed products	1,586,039	1,640,132
Other processed	643,322	677,914
Other	256,843	180,820
	3,103,526	2,979,705
Foreign market
Poultry	2,039,603	1,538,211
Pork and Beef	436,088	412,175
Processed products	550,346	363,260
Other processed	63,400	45,438
Other	3,299	-
	3,092,736	2,359,084
Dairy products
Milk	295,997	337,947
Dairy products and others beverages	351,603	307,584
	647,600	645,531
Food service
Poultry	84,010	84,747
Pork and Beef	54,956	53,379
Processed products	194,036	176,622
Other processed	32,032	38,054
	365,034	352,802
	7,208,896	6,337,122

71

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The operating results for each reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
	03.31.13	03.31.12
Operating income
Domestic market	416,817	284,155
Foreign market	34,525	(54,117)
Dairy products	28,767	(787)
Food service	50,950	38,779
	531,059	268,030

No individual customer or economic group concentrated more than 5% of the total revenue earned in the three month period ended March 31, 2013.

Net revenues from exports were originated in the segments of the foreign market, dairy products and food service, as set forth below:

	BR GAAP and IFRS
	Consolidated
	03.31.13	03.31.12
Export net sales per market
Foreign market	3.092.736	2.359.084
Dairy products	-	117
Food service	46.689	62.024
	3.139.425	2.421.225

Export net revenue by region is presented below:

	BR GAAP and IFRS
	Consolidated
	03.31.13	03.31.12
Export net sales per region
Europe	416.627	435.590
Far East	608.501	565.656
Middle East	1.071.054	735.130
Eurasia (including Russia)	260.603	164.613
America / Africa / Other	782.640	520.236
	3.139.425	2.421.225

The goodwill originated from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit). The allocation of intangible assets is presented below:

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Goodwill		Trademarks		Total
	03.31.13	12.31.12	03.31.13	12.31.12	03.31.13	12.31.12
Domestic market	1,069,958	1,069,958	982,478	982,478	2,052,436	2,052,436
Foreign market	1,273,754	1,260,368	321,445	323,459	1,595,199	1,583,827
Dairy products	671,398	671,398	-	-	671,398	671,398
Food service	81,539	81,539	-	-	81,539	81,539
	3,096,649	3,083,263	1,303,923	1,305,937	4,400,572	4,389,200

Information referring to the total assets by reportable segments is not being disclosed, as it is not included in the set of information made available to the Company’s Management, which make investment decisions and determine the allocation of assets on a consolidated basis.

6.            CASH AND CASH EQUIVALENTS

		BR GAAP		BR GAAP and IFRS
	Average rate	Parent company		Consolidated
	(%p.a.)	03.31.13	12.31.12	03.31.13	12.31.12
Cash and bank accounts:
U.S. Dollar	-	282	298	54,167	81,757
Brazilian Reais	-	101,275	147,448	101,392	147,629
Euro	-	-	-	12,116	17,046
Other currencies	-	7	-	99,260	8,964
		101,564	147,746	266,935	255,396
Highly liquid investments:
In Brazilian Reais:
Investment funds	7.89%	13,812	13,508	13,812	13,508
Bank deposit certificates	7.00%	203,754	626,292	220,103	630,412
		217,566	639,800	233,915	643,920
In U.S. Dollar:
Interest bearing account	0.05%	26,600	45,572	108,929	359,416
Term deposit	0.57%	-	-	423,148	306,734
Overnight	0.13%	52,073	59,537	220,679	180,292
In Euro:
Interest bearing account	0.13%	6,369	11,740	71,272	122,341
Term deposit	1.20%	-	-	2,786	4,916
Other currencies:
Interest bearing account	0.01%	2,157	3,524	48,597	54,206
Fixed term deposit	5.30%	-	-	5,057	3,472
		87,199	120,373	880,468	1,031,377
		406,329	907,919	1,381,318	1,930,693

7.            MARKETABLE SECURITIES

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

			Average	BR GAAP		BR GAAP and IFRS
			interest rate	Parent company		Consolidated
	WATM (1)	Currency	(% p.a.)	03.31.13	12.31.12	03.31.13	12.31.12
Available for sale
Credit linked note	5.94	US$	4.78%	-	-	170,411	174,181
Brazilian foreign debt securities	1.20	US$	2.91%	-	-	85,838	89,004
Shares	-	R$	-	797	658	797	658
Exclusive investment funds	-	US$	-	-	-	-	9,219
				797	658	257,046	273,062
Held for trading
Bank deposit certificates	2.82	R$	7.01%	127,306	167,867	138,957	180,185
Financial treasury bills	1.12	R$	7.16%	76,973	100,508	76,973	100,508
				204,279	268,375	215,930	280,693
Held to maturity
Credit linked note	0.50	US$	4.78%	-	-	67,155	90,859
Financial treasury bills	4.50	R$	7.16%	52,607	51,752	52,607	51,752
				52,607	51,752	119,762	142,611
				257,683	320,785	592,738	696,366
Current				205,076	269,033	540,131	621,908
Non-current				52,607	51,752	52,607	74,458

(1) Weighted average maturity in years.

There were no changes in the characteristics of marketable securities disclosed above, compared to the information disclosed in the financial statements for the year ended December 31, 2012 (note 8).

The unrealized gain resulted from the change in the fair value of the available for sale marketable securities, recorded in shareholders’ equity, corresponds to the accumulated amount of R$17,305 (R$18,224 as of December 31, 2012), net of income tax of R$294 (R$395 as of December 31, 2012).

Additionally, on March 31, 2013, R$76,910 of the total of marketable securities, were pledged as collateral for futures contract operations in U.S. Dollars and live cattle, traded on the Futures and Commodities Exchange (“BM&F”) (R$97,271 as of December 31, 2012).

On March 31, 2013, the maturities of the non-current balance of marketable securities in the consolidated balance sheet is as follow:

BR GAAP and IFRS
Maturities	Parent company and Consolidated
2017	52,607
52,607

The Company conducted an analysis of sensitivity to foreign exchange rate as presented in note 4.8.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

8.            TRADE ACCOUNTS RECEIVABLE, NET AND CREDIT NOTES

	BR GAAP		BR GAAP and IFRS
	Parent Company		Consolidated
	03.31.13	12.31.12	03.31.13	12.31.12
Current
Domestic third parties	1,436,151	1,567,225	1,436,398	1,568,370
Domestic related parties	2,180	898	-	-
Foreign third parties	275,189	229,025	1,471,406	1,603,902
Foreign related parties	1,505,693	1,225,246	123,956	-
( - ) Estimated losses on doubtful accounts	(23,049)	(24,723)	(36,079)	(41,074)
	3,196,164	2,997,671	2,995,681	3,131,198
Credit notes	25,212	31,398	68,057	77,421
	3,221,376	3,029,069	3,063,738	3,208,619
Non-current
Domestic third parties	92,611	90,476	92,758	90,619
Foreign third parties	2,498	2,535	2,601	2,642
( - ) Adjustment to present value	(151)	(189)	(151)	(189)
( - ) Estimated losses on doubtful accounts	(83,980)	(81,694)	(84,230)	(81,944)
	10,978	11,128	10,978	11,128
Credit notes	68,229	78,033	137,192	152,303
	79,207	89,161	148,170	163,431

The trade accounts receivable involving related parties are disclosed in note 28. In the consolidated the trade accounts receivable refers to transactions with the affiliated companies Federal Foods and Rising Star.

The rollforward of estimated losses from doubtful accounts is presented below:

BR GAAP
Parent company
12.31.12	Additions	Reversals	Write-offs	Exchange rate variation	03.31.13
106,417	11,552	(4,759)	(6,143)	(38)	107,029
106,417	11,552	(4,759)	(6,143)	(38)	107,029

BR GAAP and IFRS
Consolidated
12.31.12	Additions	Reversals	Write-offs	Exchange rate variation	03.31.13
123,018	21,181	(16,375)	(6,143)	(1,372)	120,309
123,018	21,181	(16,375)	(6,143)	(1,372)	120,309

75

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The breakdown by maturity of overdue amounts which were not included in estimated losses on doubtful accounts is set forth below:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.13	12.31.12	03.31.13	12.31.12
91 to 120 days	507	5,311	507	5,461
121 to 180 days	615	4,078	615	4,240
181 to 360 days	2,670	7,805	2,822	8,010
More than 361 days	379	490	552	665
	4,171	17,684	4,496	18,376

The receivables excluded from estimated losses on doubtful accounts are secured by letters of credit issued by financial institutions and by credit insurance hired from insurance companies.

The breakdown of accounts receivable by maturity is as follows:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.13	12.31.12	03.31.13	12.31.12
Current	3,048,751	2,978,506	2,768,341	3,040,239
Overdue:
01 to 60 days	158,020	17,920	226,519	83,688
61 to 90 days	5,853	7,791	7,761	9,638
91 to 120 days	4,858	8,763	9,077	9,646
121 to 180 days	4,732	10,377	8,023	12,547
181 to 360 days	9,529	9,962	13,901	15,665
More than 361 days	82,579	82,086	93,497	94,110
( - ) Adjustment to present value	(151)	(189)	(151)	(189)
( - ) Estimated losses on doubtful accounts	(107,029)	(106,417)	(120,309)	(123,018)
	3,207,142	3,008,799	3,006,659	3,142,326

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

9.            INVENTORIES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.13	12.31.12	03.31.13	12.31.12
Finished goods	1.608.078	1.443.923	2.127.039	1.799.515
Goods for resale	24.257	24.505	24.257	24.577
Work in process	150.580	147.012	150.580	147.012
Raw materials	394.931	410.469	410.193	427.931
Packaging materials	76.211	81.301	78.822	84.195
Secondary materials	194.783	202.933	196.340	204.489
Spare parts	114.568	110.764	114.641	110.764
Goods in transit	2	1.420	14.079	152.091
Imports in transit	65.787	57.864	65.787	57.864
Advances to suppliers	10.005	10.138	10.005	10.138
	2.639.202	2.490.329	3.191.743	3.018.576

The write-offs of products sold from inventories to cost of sales during the three month period ended on March 31, 2013, totaled R$5,259,326 in the parent company and R$5,512,051 in the consolidated (R$2,732,226 in the parent company and R$4,993,642 in the consolidated as of December 31, 2012). Such amounts include the additions and reversals of inventory provisions which are presented in the table below:

		BR GAAP
		Parent company
		12.31.12	Additions	Reversals	Write-offs	03.31.13
Provision for losses to the disposable value		(9,087)	(2,103)	2,198	-	(8,992)
Provision for deterioration		(19,978)	(4,159)	-	5,000	(19,137)
Provision for obsolescence		(1,635)	(409)	-	-	(2,044)
		(30,700)	(6,671)	2,198	5,000	(30,173)

	BR GAAP and IFRS
	Consolidated
	12.31.12	Additions	Reversals	Write-offs	Exchange rate variation	03.31.13
Provision for losses to the disposable value	(14,920)	(4,015)	4,451	-	(284)	(14,768)
Provision for deterioration	(21,740)	(5,219)	-	5,630	(26)	(21,355)
Provision for obsolescence	(1,635)	(409)	-	-	-	(2,044)
	(38,295)	(9,643)	4,451	5,630	(310)	(38,167)

Additionally, during the three month period ended March 31, 2013, there were write-offs of inventories in the amount of R$10,150 in the parent company and R$10,634 in the consolidated (R$8,623 in the parent company and R$13,729 in the consolidated as of March 31, 2012), referring to deteriorated items, which have been charged directly to the statement of income.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Management expects inventories to be recovered in a period shorter than 12 months.

On March 31, 2013, R$44,764 of the total balance of inventories of the parent company and consolidated was pledged as collateral for rural credit operations (R$50,000 as of December 31, 2012).

10.         BIOLOGICAL ASSETS

The group of biological assets of the Company comprises living animals which are segregated in the following categories: poultry, pork and cattle. In addition, these categories are separated into consumable and for production.

In Management’s opinion, the fair value of the biological assets is substantially represented by the cost of formation, mainly due to the short life cycle of the animals and to the fact that a significant portion of the profitability of the Company’s products derives from the manufacturing process and not from obtaining in natura meat (raw materials at slaughtering point). This opinion is supported by a fair value appraisal report prepared by an independent expert in 2012, which presented an insignificant difference between the two methodologies. Therefore, biological assets are recorded at formation cost.

During the three month period ended March 31, 2013, Management did not identify any event that could impact the business model or the assumptions utilized in the analysis performed in 2012.

The quantities and accounting balances per category of biological assets are presented below:

	BR GAAP
	Parent company
	03.31.13		12.31.12
	Quantity	Value	Quantity	Value
Consumable biological assets
Immature poultry	200,426	555,227	203,420	583,677
Immature pork	3,393	626,176	3,461	627,790
Immature cattle	130	125,136	139	146,648
Total current	203,949	1,306,539	207,020	1,358,115
Production biological assets
Immature poultry	7,493	101,702	7,759	110,422
Mature poultry	11,429	153,547	11,022	139,428
Immature pork	120	32,917	162	32,441
Mature pork	372	151,807	374	145,899
Total non-current	19,414	439,973	19,317	428,190
	223,363	1,746,512	226,337	1,786,305

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	03.31.13		12.31.12
	Quantity	Value	Quantity	Value
Consumable biological assets
Immature poultry	206,859	567,541	208,695	596,561
Immature pork	3,393	626,176	3,461	627,790
Immature cattle	130	125,136	139	146,648
Total current	210,382	1,318,853	212,295	1,370,999
Production biological assets
Immature poultry	7,493	101,702	7,759	110,422
Mature poultry	11,429	153,547	11,022	139,428
Immature pork	120	32,917	162	32,441
Mature pork	372	151,807	374	145,899
Total non-current	19,414	439,973	19,317	428,190
	229,796	1,758,826	231,612	1,799,189

The rollforward of biological assets for the period is presented below:

	BR GAAP
	Parent company
	Current				Non-current
	Poultry	Pork	Cattle	Total	Poultry	Pork	Total
Balance as of 12.31.12	583,677	627,790	146,648	1,358,115	249,850	178,340	428,190
Increase due to acquisition	36,539	255,028	53,166	344,733	6,033	24,660	30,693
Increase due to reproduction, consumption
of animal feed, medication and
remuneration of partnership	1,199,155	339,324	2,998	1,541,477	87,765	2,929	90,694
Depreciation	-	-	-	-	(78,466)	(7,912)	(86,378)
Transfer between current and non-current	9,933	13,293	-	23,226	(9,933)	(13,293)	(23,226)
Reduction due to slaughtering	(1,274,077)	(609,259)	(77,676)	(1,961,012)	-	-	-
Balance as of 03.31.13	555,227	626,176	125,136	1,306,539	255,249	184,724	439,973

	BR GAAP and IFRS
	Consolidated
	Current				Non-current
	Poultry	Pork	Cattle	Total	Poultry	Pork	Total
Balance as of 12.31.12	596,561	627,790	146,648	1,370,999	249,850	178,340	428,190
Increase due to acquisition	36,539	255,028	53,166	344,733	6,033	24,660	30,693
Increase due to reproduction, consumption of animal feed, medication and remuneration of partnership	1,199,155	339,324	2,998	1,541,477	87,765	2,929	90,694
Depreciation	-	-	-	-	(78,466)	(7,912)	(86,378)
Transfer between current and non-current	9,933	13,293	-	23,226	(9,933)	(13,293)	(23,226)
Reduction due to slaughtering	(1,274,647)	(609,259)	(77,676)	(1,961,582)	-	-	-
Balance as of 03.31.13	567,541	626,176	125,136	1,318,853	255,249	184,724	439,973

The costs of breeding animals are depreciated using the straight-line method for a period from 15 to 30 months.

79

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

11.         RECOVERABLE TAXES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.13	12.31.12	03.31.13	12.31.12
State ICMS ("VAT")	1,002,340	944,808	1,025,981	966,892
PIS and COFINS ("Federal Taxes related to Social Fund Programs")	820,632	890,441	820,799	890,642
Withholding income and social contribution tax	224,170	241,175	262,410	277,776
IPI ("Excise Tax")	59,400	58,689	59,400	58,689
Other	63,305	62,508	93,551	84,914
( - ) Allowance for losses	(204,146)	(170,929)	(205,611)	(172,347)
	1,965,701	2,026,692	2,056,530	2,106,566

Current	832,262	892,104	918,569	964,769
Non-current	1,133,439	1,134,588	1,137,961	1,141,797

The decrease in the balance during the quarter is mainly due to the realization of credits of PIS and COFINS through compensation against other federal taxes.

The rollforward of the allowance for losses is presented below:

	BR GAAP
	Parent company
	12.31.12	Additions	03.31.13
State ICMS ("VAT")	(145,891)	(33,217)	(179,108)
PIS and COFINS ("Federal Taxes related to Social Fund Programs")	(10,298)	-	(10,298)
IPI ("Excise Tax")	(14,740)	-	(14,740)
	(170,929)	(33,217)	(204,146)

	BR GAAP and IFRS
	Consolidated
	12.31.12	Additions	03.31.13
State ICMS ("VAT")	(145,892)	(33,217)	(179,109)
PIS and COFINS ("Federal Taxes related to Social Fund Programs")	(10,298)	-	(10,298)
IPI ("Excise Tax")	(14,740)	-	(14,740)
Other	(1,417)	(47)	(1,464)
	(172,347)	(33,264)	(205,611)

The increase in the allowance for losses for VAT credits is arising from evaluations made by the Company which indicate a possible negative goodwill or losses at the time of its realization.

80

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

12.         INCOME TAX AND SOCIAL CONTRIBUTION

12.1.    Deferred income tax and social contribution composition

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.13	12.31.12	03.31.13	12.31.12
Assets
Tax loss carryforwards (corporate income tax)	620,655	641,749	651,447	670,447
Valuation allowance for tax losses	-	-	(289)	(274)
Negative calculation basis (social contribution tax)	244,492	251,581	245,270	252,354
Allowance for negative calculation basis losses	-	-	(110)	(104)
Estimated annual effective tax rate - CPC 21	85,939	-	85,939	-

Assets temporary differences
Provisions for tax, civil and labor risk	113,264	109,899	118,618	115,473
Suspended collection taxes	54,948	51,340	54,948	51,340
Provision for estimated losses with doubtful accounts	8,629	10,237	9,164	10,665
Provision for property, plant and equipment losses	5,083	3,145	5,083	3,313
Provision for tax credits realization	69,410	55,539	72,397	60,935
Provision for other obligations	37,129	28,391	37,604	29,676
Employees' profit sharing	21,372	25,033	21,372	25,033
Provision for inventories	10,259	10,438	10,635	10,900
Employees' benefits plan	106,216	103,308	106,216	103,308
Amortization on fair value of business combination	4,278	5,372	4,278	5,372
Business combination - Sadia	817,858	817,858	817,858	817,858
Unrealized losses on derivatives	1,101	45,015	1,101	45,015
Unrealized losses on inventories	-	-	275	2,604
Adjustments relating to the transition tax regime	55,227	143,575	55,227	143,574
Provision for losses	13,254	14,672	13,795	14,671
Other temporary differences	19,588	51,589	21,791	53,370
	2,288,702	2,368,741	2,332,619	2,415,530
Liabilities temporary differences
Business combination - Sadia and Quickfood	(804,770)	(865,998)	(924,205)	(990,028)
Depreciation on rural activities	-	-	-	-
Adjustments relating to the transition tax regime	(716,851)	(675,127)	(718,861)	(677,137)
Other temporary differences	(611)	(1,618)	(19,870)	(23,423)
	(1,522,232)	(1,542,743)	(1,662,936)	(1,690,588)
Total deferred tax legally enforceable	766,470	825,998	669,683	724,942
Business combination - Dánica and Avex	-	-	(25,107)	(27,792)
Total deferred tax	766,470	825,998	644,576	697,150

Certain subsidiaries of the Company have tax losses carryforwards and negative basis of social contribution of R$19,681 and R$19,562, respectively, (R$19,633 and R$19,514 as of December 31, 2012), for which the Company have not recorded a deferred tax assets. If there was an expectation that such tax credits would be realizable, the amount to be recognized in the balance sheet would be R$6,681 (R$6,664 as of December 31, 2012).

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

12.2.    Estimated time of realization

Deferred tax assets arising from temporary differences will be realized as they are settled our realized. The period of the settlement or realization of such differences is inaccurate and is tied to several factors that are not under Management’s control.

Management estimates that the deferred tax assets originated from tax losses carry forwards and negative basis of social contribution are expected to be realized as set forth below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
2013	26,178	32,429
2014	37,535	44,294
2015	49,103	54,820
2016	61,176	64,655
2017	74,019	77,814
2018-2020	335,195	340,306
2021-2022	281,941	282,000
	865,147	896,318

When assessing the likelihood of the realization of deferred tax assets, Management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax-planning strategies when performing this assessment. Based on the level of historical taxable income and projections for future taxable income, Management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset is considered realizable, however, could be impacted in the short term if estimates of future taxable income during the carryforward period are reduced.

The rollforward of the deferred tax assets is set forth below:

	BR GAAP
	Parent company
	12.31.12	Rollforward	03.31.13
Tax loss carryforwards (corporate income tax)	641,749	(21,094)	620,655
Negative calculation basis (social contribution tax)	251,581	(7,089)	244,492
Temporary differences	(67,332)	(117,284)	(184,616)
Effective tax rate	-	85,939	85,939
Deferred income tax on other comprehensive income	(91,004)	46,955	(44,049)
	734,994	(12,573)	722,421

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	12.31.12	Rollforward	Reclassification (1)	Exchange rate variation	03.31.13
Tax loss carryforwards (corporate income tax)	670,173	(19,015)	-	-	651,158
Negative calculation basis (social contribution tax)	252,250	(7,090)	-	-	245,160
Temporary differences	(25,721)	(180,506)	-	-	(206,227)
Effective tax rate	-	85,939	-	-	85,939
Deferred income tax on other comprehensive income	(91,004)	46,955	-	-	(44,049)
Business combination - Sadia and Quickfood	(172,170)	62,622	3,201	-	(106,347)
Business combination - Avex and Dánica	(27,382)	791	-	1,484	(25,107)
Other adjustments	-	998	-	(998)	-
	606,146	(9,306)	3,201	486	600,527

(1)     Refers to the reclassification of the allocation of R$3,201 from intangible assets to deferred income tax due to the business combination of subsidiary Quickfood.

12.3.    Income and social contribution taxes reconciliation

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.13	03.31.12	03.31.13	03.31.12
Income before taxes	435,680	142,519	429,311	193,083
Nominal tax rate	34.00%	34.00%	34.00%	34.00%
Tax expense at nominal rate	(148,131)	(48,456)	(145,966)	(65,648)

Adjustments of taxes and contributions on:
Equity interest in income of affiliates	4,217	7,782	2,447	1,922
Exchange rate variation on foreign investments	(29,586)	(3,024)	(21,661)	(15,148)
Difference of tax rates on earnings from foreign subsidiaries	6	-	(4,094)	(47,162)
Results from foreign subsidiaries	(610)	-	(610)	(387)
Profit sharing	(1,078)	(1,274)	(1,078)	(671)
Donations	(492)	(105)	(492)	(547)
Penalties	59	(6,567)	59	(4,149)
Investment grant	9,523	3,517	9,523	3,517
Estimated annual effective tax rate CPC 21	85,939	59,893	85,939	89,491
Other adjustments	3,007	(1,086)	2,949	(1,446)
	(77,146)	10,680	(72,984)	(40,228)

Current income tax	(64,573)	-	(63,678)	(38,205)
Deferred income tax	(12,573)	10,680	(9,306)	(2,023)

The taxable income, current and deferred income tax from foreign subsidiaries is set forth below:

	BR GAAP and IFRS
	Consolidated
	03.31.13	03.31.12
Taxable income from foreign subsidiaries	(42,456)	(153,829)
Current income taxes expense from foreign subsidiaries	1,124	3,264
Deferred income taxes benefit from foreign subsidiaries	4,149	(68)

The Company determined that the total profit accounted for by holdings of their foreign wholly-owned subsidiary will not be redistributed. Such resources will be used for investments in the subsidiaries, and thus no deferred income taxes were recognized. The total of undistributed earnings corresponds to R$1,273,409 as of March 31, 2013 (R$2,223,356 as of December 31, 2012).

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

13.  JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

		BR GAAP
		Parent company
		12.31.12	Additions	Reversals	Write-offs	Price index update	03.31.13
Tax	240,450		8,804	(407)	(350)	2,567	251,064
Labor		93,409	16,847	(816)	(3,790)	746	106,396
Civil, commercial and other		30,016	1,616	(472)	(9)	-	31,151
		363,875	27,267	(1,695)	(4,149)	3,313	388,611

	BR GAAP and IFRS
	Consolidated
	12.31.12	Additions	Reversals	Write-offs	Price index update	Exchange rate variation	03.31.13
Tax (1)	240,582	8,804	(407)	(350)	2,573	-	251,202
Labor	93,503	16,847	(818)	(3,790)	746	-	106,488
Civil, commercial and other	31,216	1,616	(994)	(9)	-	(22)	31,807
	365,301	27,267	(2,219)	(4,149)	3,319	(22)	389,497

(1)     The additions are mainly represented by judicial deposits related to the discussion of the incidence of VAT in a different rate of certain products sold as the state of origin in the amount of R$8,166.

14.  RESTRICTED CASH

			Average interest rate (% p.a.)	BR GAAP		BR GAAP and IFRS
				Parent company		Consolidated
	WATM (1)	Currency		03.31.13	12.31.12	03.31.13	12.31.12
Guarantee deposit	1.78	US$	0.22	-	-	8,449	9,137
National treasury certificates	7.02	R$	19.78	87,422	83,877	87,422	83,877
				87,422	83,877	95,871	93,014

(1)     Weighted average maturity term (in years).

The guarantee deposit above relates to financial debt of the subsidiary Quickfood with Rabobank.

The national treasure certificates classified as held to maturity are pledged as collateral for the loan obtained through the Special Program Asset Restructuring (“PESA”), see note 18 of these quarterly financial information.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

15.  INVESTMENTS

15.1.    Investments breakdown

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.13	12.31.12	03.31.13	12.31.12
Investment in associates	2,635,393	2,713,155	102,677	34,711
Goodwill Quickfood	455,033	457,568	-	-
Advance for future capital increase	80,394	100	-	-
Other investments	873	880	2,224	1,947
	3,171,693	3,171,703	104,901	36,658

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

15.2.    Summarized financial information of subsidiaries and affiliates

	Sadia S.A. (1)	VIP S.A. Empr. e Particip. Imob.	Avipal Construtora S.A.	Avipal Centro Oeste S.A.	PSA Labor. Veter. Ltda.	Perdigão Trading S.A.	PDF Partici-pações Ltda.	Heloísa Ind. Com. Produtos Lácteos Ltda. (1)	Establec. Levino Zaccardi	BRF GmbH	Quickfood S.A.	Sadia GmbH (2)	Sadia International Ltd.	Sadia Alimentos S.A.	Sadia Overseas S.A.
	03.31.13	03.31.13	03.31.13	03.31.13	03.31.13	03.31.13	03.31.13	03.31.13	03.31.13	03.31.13	03.31.13	03.31.13	03.31.13	03.31.13	03.31.13
Current assets	-	68,237	121	85	380	12	1	-	5,845	816,067	127,102	-	5,216	115,272	6
Non-current assets	-	83,833	-	-	8,073	1,002	-	-	2,054	1,431,987	85,866	-	143,881	214,303	513,730
Current liabilities	-	(179)	(5)	-	-	(1)	-	-	(1,635)	(1,823)	(113,269)	-	(1,074)	(108,238)	(12,114)
Non-current liabilities	-	(3,027)	-	-	-	-	-	-	(6,034)	(138,598)	(40,126)	-	-	(106,040)	(503,450)
Shareholders' equity	-	(148,864)	(116)	(85)	(8,453)	(1,013)	(1)	-	(230)	(2,107,633)	(59,573)	-	(148,023)	(115,297)	1,828

Net revenues	-	-	-	-	(5)	-	-	-	2,398	262	188,640	54	-	13,263	-
Net income (loss)	-	3,831	-	-	48	(102)	-	-	(131)	(53,943)	(1,668)	62,083	2,360	(7,448)	(7)

	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12	12.31.12
Current assets	-	60,212	121	85	467	119	1	-	5,953	184,901	145,221	741,488	6,737	36,776	2
Non-current assets	-	89,158	-	-	8,022	997	-	-	2,199	1,162,152	86,207	221,394	142,261	236,615	512,537
Current liabilities	-	(142)	(5)	-	(84)	(1)	-	-	(1,451)	(717)	(122,999)	(282)	(1,197)	(115,892)	(3,512)
Non-current liabilities	-	(4,185)	-	-	-	-	-	-	(6,131)	-	(40,492)	(121,858)	-	(28,058)	(510,875)
Shareholders' equity	-	(145,043)	(116)	(85)	(8,405)	(1,115)	(1)	-	(570)	(1,346,336)	(67,937)	(840,742)	(147,801)	(129,441)	1,848

Net revenues	15,226,451	4,025	-	-	366	-	-	63,917	8,950	739	391,875	739	-	38,735	-
Net income (loss)	1,039,680	11,859	62	(180)	(3,028)	(873)	-	(3,934)	(33)	(85,473)	(5)	83,884	2,613	1,641	(29)

(1)	Merger of wholly-owned subsidiaries on December 31, 2012.
(2)	Merger of wholly-owned subsidiary by BRF GmbH on March 31, 2013.

86

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

15.3.    Rollforward of direct investments – Parent company

																		Total
	VIP S.A. Empr. e Particip. Imob	Avipal Centro Oeste S.A.	PSA Labor. Veter. Ltda	Avipal Construtora S.A.	Perdigão Trading S.A.	UP! Alimen- tos Ltda	PDF Partici- pações Ltda	Establec. Levino Zaccardi	BRF GmbH	Quickfood S.A.	Sadia GmbH (1)	Sadia Internati- onal Ltd.	Sadia Alimentos S.A.	K&S Alimentos S.A.	Sadia Overseas S.A.	Nutrifont Alimentos S.A.	BRF Suínos do Sul Ltda.	03.31.13	12.31.12
a) Capital share as of March 31, 2013
% of share	100.00%	100.00%	88.00%	100.00%	100.00%	50.00%	1.00%	90.00%	100.00%	90.05%	-	100.00%	99.98%	49.00%	100.00%	50.00%	99.00%
Total number of shares and membership interests	14,249,459	6,963,854	5,463,850	445,362	100,000	1,000	1,000	100	1	36,469,606	-	900	33,717,308	27,664,086	50,000	20,000	100
Number of shares and membership interest held	14,249,459	6,963,854	4,808,188	445,362	100,000	500	10	90	1	32,841,224	-	900	33,717,308	13,555,402	50,000	10,000	50
b) Subsidiaries' information as of March 31, 2013
Capital stock	40,061	5,972	5,564	445	100	1	1	41	4,858	16,291	-	1,839	142,661	27,664	2	20,000	-
Shareholders' equity	148,864	85	8,453	116	1,013	60,981	1	230	2,107,633	59,573	-	148,023	115,297	26,033	(1,828)	20,110	-
Fair value adjustments of assets and liabilities acquired	-	-	-	-	-	-	-	-	-	208,774	-	-	-	-	-	-	-
Goodwill based on expectation of future profitability	-	-	-	-	-	-	-	-	-	246,259	-	-	-	-	-	-	-
Income (loss) for the period	3,831	-	48	-	(102)	16,407	-	(131)	(53,943)	(1,668)	62,083	2,360	(7,448)	2,930	(7)	110	-
c) Balance of investments as of March 31, 2013
Balance of the investment in the beginning of the period	145,043	85	7,407	116	1,115	22,287	-	382	1,346,336	518,746	840,742	147,801	129,441	11,322	-	-	-	3,170,823	10,158,756
Equity pick-up	3,831	-	42	-	(102)	8,204	-	(118)	(53,943)	(1,502)	62,083	2,360	(7,448)	1,435	(7)	55	-	14,890	976,635
Unrealized profit in inventory	-	-	-	-	-	-	-	(108)	-	-	-	-	156	-	-	-	-	48	(34)
Goodwill in the acquisition of non-controlling entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(33,851)
Exchange rate variation on goodwill in the acquisiton of non-controlling entities	-	-	-	-	-	-	-	-	540	-	-	-	(1,845)	-	-	-	-	(1,305)	(1,280)
Goodwill	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	457,568
Exchange rate variation on foreign investments	-	-	-	-	-	-	-	-	(55,085)	(2,535)	(35,850)	(2,138)	6,029	-	28	-	-	(89,551)	121,198
Other comprehensive income	(10)	-	-	-	-	-	-	(91)	2,810	(6,030)	-	-	(11,037)	-	-	-	-	(14,358)	(50,817)
Advance for future capital increase	-	-	-	-	-	-	-	-	-	-	-	-	80,294	-	-	-	-	80,294	23,000
Capital increase	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	10,000	-	10,000	-
Dividends and interests on shareholders' equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8,988)
Write-off plants from the execution of TCD (2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(252,850)
Net assets acquired	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	63,852
Impairment losses for investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(21)	-	-	(21)	-
Business combination	-	-	-	-	-	-	-	-	866,975	-	(866,975)	-	-	-	-	-	-	-	(8,282,366)
Total	148,864	85	7,449	116	1,013	30,491	-	65	2,107,633	508,679	-	148,023	195,590	12,757	-	10,055	-	3,170,820	3,170,823

(1)	Merger of wholly-owned subsidiary by BRF GmbH on March 31, 2013.
(2)	The amount is composed by the allocated goodwill to the Sadia’s assets, comprised of trademarks amounting R$83,000, fair value of property, plant and equipment of R$102,793, goodwill based on expectation of future profitability of R$71,731 and fair value of guarantees of R$4,674.

87

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

15.4.    Summary financial information in joint venture and affiliates

	Affiliate		Joint venture
	UP!		K&S		Rising Star		Nutrifont	Federal Foods
	03.31.13	12.31.12	03.31.13	12.31.12	03.31.13	12.31.12	03.31.13	03.31.13
Current assets	42,013	32,395	12,831	11,304	61,235	68,619	10,066	144,212
Non-current assets	32	34	7,760	8,030	2,601	1,354	4	3,996
Current liabilities	(11,554)	(10,142)	(7,322)	(7,523)	(63,640)	(68,750)	(15)	(94,716)
Non-current liabilities	-	-	(513)	(489)	-	(121)	-	(4,313)
	30,491	22,287	12,756	11,322	196	1,102	10,055	49,179

	UP!		K&S		Rising Star		Nutrifont	Federal Foods
	03.31.13	03.31.12	03.31.13	03.31.12	03.31.13	03.31.12	03.31.13	03.31.13
Net revenues	22,495	17,583	10,791	7,853	102,519	-	-	27,613
Operational expenses	(3,578)	(3,204)	(1,870)	(2,214)	(1,558)	-	(2)	(3,579)
Net income (loss)	8,204	5,868	1,436	(197)	(1,388)	-	55	(907)

% Participation	50%	50%	49%	49%	50%	50%	50%	49%

88

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

16.  PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment rollforward is set forth below:

	BR GAAP
	Parent company
	Weighted average depreciation rate (% p.a.)	12.31.12	Additions	Write-off	Transfers	Transfers to held for sale	Transfers from held for sale	03.31.13
Cost
Land	-	615,927	16,468	(30)	1,200	-	-	633,565
Buildings and improvements	-	4,810,401	118,165	(3,576)	101,218	-	-	5,026,208
Machinery and equipment	-	5,744,113	2,236	(13,934)	159,268	(994)	32	5,890,721
Facilities	-	1,417,435	1,663	(3,569)	30,242	-	-	1,445,771
Furniture	-	81,977	182	(1,253)	8,669	-	-	89,575
Vehicles and aircrafts	-	150,971	6	(530)	7,655	(572)	6	157,536
Other	-	211,585	281	(309)	15,388	-	-	226,945
Construction in progress	-	838,643	243,282	-	(300,871)	-	-	781,054
Advances to suppliers	-	49,576	19,007	-	(32,118)	-	-	36,465
		13,920,628	401,290	(23,201)	(9,349)	(1,566)	38	14,287,840
Depreciation
Buildings and improvements	3.04	(1,183,791)	(31,488)	828	(13,839)	-	-	(1,228,290)
Machinery and equipment	5.86	(1,972,574)	(81,701)	9,282	4,316	425	-	(2,040,252)
Facilities	3.84	(366,100)	(14,661)	532	(2,181)	-	-	(382,410)
Furniture	8.01	(34,813)	(1,740)	1,228	(2,367)	-	-	(37,692)
Vehicles and aircrafts	14.62	(40,536)	(5,929)	123	14,192	560	-	(31,590)
Other	3.51	(62,989)	(3,484)	305	(121)	-	-	(66,289)
		(3,660,803)	(139,003)	12,298	-	985	-	(3,786,523)
Provision for losses		(9,249)	(5,702)	-	-	-	-	(14,951)
		10,250,576	256,585	(10,903)	(9,349) (1)	(581)	38	10,486,366

(1) Net transfer to intangible assets in the amount of R$4,651 (note 17) and net transfer to other rights relating to employees’ housing program in the amount of R$4,698.

89

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Weighted average depreciation rate (% p.a.)	12.31.12	Additions	Write-off	Transfers		Transfers to held for sale	Transfers from held for sale	Exchange rate variation	03.31.13
Cost
Land	-	618,740	16,468	(30)	1,200		-	-	(1,325)	635,053
Buildings and improvements	-	4,966,733	118,365	(3,853)	101,207		-	-	(5,942)	5,176,510
Machinery and equipment	-	6,033,839	5,029	(19,431)	159,300		(994)	32	(22,980)	6,154,795
Facilities	-	1,446,392	1,746	(3,569)	30,310		-	-	(7,525)	1,467,354
Furniture	-	95,424	889	(1,322)	8,754		-	-	(2,320)	101,425
Vehicles and aircrafts	-	160,879	66	(678)	7,656		(572)	6	(493)	166,864
Other	-	223,212	1,208	(309)	15,388		-	-	2,242	241,741
Construction in progress	-	877,857	255,501	(87)	(301,000)		-	-	2,540	834,811
Advances to suppliers	-	60,478	19,664	-	(32,164)		-	-	(173)	47,805
		14,483,554	418,936	(29,279)	(9,349)		(1,566)	38	(35,976)	14,826,358
Depreciation
Buildings and improvements	3.03	(1,179,907)	(32,372)	898	(13,571)		-	-	1,926	(1,223,026)
Machinery and equipment	5.86	(2,092,973)	(87,646)	9,460	3,966		425	-	9,300	(2,157,468)
Facilities	3.84	(389,234)	(15,186)	532	(2,206)		-	-	331	(405,763)
Furniture	8.03	(42,187)	(2,131)	1,272	(2,260)		-	-	228	(45,078)
Vehicles and aircrafts	15.05	(44,055)	(6,286)	207	14,192		560	-	334	(35,048)
Other	3.51	(55,249)	(3,897)	305	(121)		-	-	155	(58,807)
		(3,803,605)	(147,518)	12,674	-		985	-	12,274	(3,925,190)
Provision for losses		(9,249)	(5,702)	-	-		-	-	-	(14,951)
		10,670,700	265,716	(16,605)	(9,349)	(1)	(581)	38	(23,702)	10,886,217

(1) Net transfer to intangible assets in the amount of R$4,651 (note 17) and net transfer to other rights relating to employees’ housing program in the amount of R$4,698.

90

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

From these quarterly financial information, the Management started to diclose the additions in property, plant and equipment by cathegory of investment.

The Company classifies its investments in the following cathegories:

(i)     growth: refers to projects that result in increase of revenue through expansion of operational capacity;

(ii)    efficiency: refers to projects aiming to increase operating income with no impact on the production volume; and

(iii)   support: refers to projects aiming compliance with quality standards, safety or continuity of operations, not considering economic returns.

The consolidated acquisitions during the three month period ended March 31, 2013 are substantially represented by construction in progress in the total amount of R$255,501 and buildings and improvements of R$118,365 which are mainly comprised of:

BR GAAP and IFRS
Consolidated
Description	03.31.13
Expansion
Expansion of productive capacity of cooked sausages, frankfurters, sausage, frozen prepared entrees, cooked meals, pizzas and smoked products of the industrial units located in the cities of Lucas do Rio Verde (MT), Videira (SC), Ponta Grossa (PR), Capinzal (SC), Tatuí (SP) and
Uberlândia (MG)	39,771
Construction of a new margarine plant in the city of Vitória de Santo Antão (PE)	31,588
Construction of a new cheese factory in the city of Três de Maio (RS)	24,981
Construction of a new UHT plant in the city of Barra do Pirai (RJ)	12,248
Expansion of slaughterhouse of industrial units located in the cities of Rio Verde (GO), Nova Mutum (MT) and Lucas do Rio Verde (MT)	10,753
Construction of a distribution center in the city of Rio de Janeiro (RJ)	3,847
123,188
Efficiency
Automation of poultry production (gutting and deboning) in the cities of Carambeí (PR), Chapecó (SC), Lajeado (RS) and Várzea Grande (MT)	33,566
Automation of production of yogurt, pizzas, ready meals and sandwiches in the city of Carambeí (PR)	10,349
Adequacy of the production of raw materials (condiment) in the city of Concórdia (SC)	3,074
Automation of poultry packaging in the city of Chapecó (SC)	1,936
Improvement in the production of breeding stock (aiming the animal welfare) in the city of Uberlândia (MG)	939
Expansion of the receiving grain process in the city of Dourados (MS)	591
Automation of pork leg deboning process in the city of Lucas do Rio Verde (MT)	591
51,046

91

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

Support
Formation of forests to generate stocks of firewood for the boilers	7.964
Construction of houses for employees - 270 units in the city of Nova Mutum (MT) and 280 units in the city of Mineiros (GO)	5.902
Compliance with the safety requirements from regulatory norm in the boiler operations, electrical facilities, freight elevators and logistics warehouse in the units located in the cities of Várzea Grande (MT), Concórdia (SC), Uberlândia (MG), Paranaguá (PR) and Embu (SP)	4.428
Adequacy of pork slaughtering facilities in the city of Toledo (PR)	4.177
Construction of a technology center in the city of Jundiaí (SP)	2.324
Implementation of information systems in foreign units	1.866
Adequacy of cereal receiving facilities in the city of Arroio do Meio (RS)	1.041
27.702

Financial lease (1)	132.131

(1) See note 21.1.

The disposals are mainly related to obsolete items in the total amount of R$5,048 and replaced assets in the amount of R$4,940, recorded within other operating results.

The Company has fully depreciated items which are still in operation. The composition of such assets is set forth below:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.13	12.31.12	03.31.13	12.31.12
Cost
Buildings and improvements	109,153	107,970	118,781	118,008
Machinery and equipment	545,071	525,052	574,118	555,336
Facilities	70,926	70,854	70,926	70,854
Furniture	13,809	12,265	17,352	15,959
Vehicles and aircrafts	4,356	3,450	4,356	3,450
Others	25,823	19,127	25,823	19,127
	769,138	738,718	811,356	782,734

During the three month period ended March 31, 2013, the Company capitalized interests in the amount of R$11,937 in the consolidated (R$10,722 as of March 31, 2012). The weighted interest rate utilized to determine the capitalized amount was 8.08% p.a. (6.89% as of March 31, 2012).

On March 31, 2013, the Company had no commitments assumed related to acquisition and/or construction of properties, except those disclosed in note 18, item 18.3.

The property, plant and equipment that are held as collateral for transactions of different natures are presented below:

92

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Parent company and Consolidated
	03.31.13		12.31.12
	Type of collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Labor/Tax/Civil	354,912	355,931
Buildings and improvements	Financial/Labor/Tax/Civil	1,735,459	1,735,376
Machinery and equipment	Financial/Labor/Tax	2,115,501	2,104,092
Facilities	Financial/Labor/Tax	638,513	638,450
Furniture	Financial/Labor/Tax/Civil	20,124	18,579
Vehicles and aircrafts	Financial/Tax	1,281	1,636
Others	Financial/Labor/Tax/Civil	79,889	73,640
		4,945,679	4,927,704

The Company is not allowed to assign these assets as collateral for other transactions or to sell them.

17.  INTANGIBLE

Intangible assets are comprised of the following items:

	BR GAAP
	Parent company
	Weighted average amortization rate (% p.a.)	Cost	Accumulated amortization	03.31.13	12.31.12
Goodwill	-	2,767,985	-	2,767,985	2,767,985
Outgrowers fidelization	12.50	8,628	(1,600)	7,028	6,869
Trademarks	-	1,173,000	-	1,173,000	1,173,000
Patents	16.51	3,722	(344)	3,378	3,418
Supplier relationship	42.00	135,000	(133,623)	1,377	2,752
Software	20.00	267,767	(131,286)	136,481	142,640
		4,356,102	(266,853)	4,089,249	4,096,664

	BR GAAP and IFRS
	Consolidated
	Weighted average amortization rate (% p.a.)	Cost	Accumulated amortization	03.31.13	12.31.12
Non-compete agreement	2.44	411	(90)	321	394
Goodwill	-	3,096,649	-	3,096,649	3,083,263
Exclusivity agreement	100.00	541	(271)	270	452
Outgrowers fidelization	12.50	18,637	(3,139)	15,498	16,642
Trademarks	-	1,303,923	-	1,303,923	1,305,937
Patents	17.45	5,103	(1,280)	3,823	3,895
Customer relationship	7.71	181,163	(3,327)	177,836	181,803
Supplier relationship	42.00	136,991	(134,120)	2,871	4,743
Software	20.00	286,839	(132,738)	154,101	154,532
		5,030,257	(274,965)	4,755,292	4,751,661

The intangible assets rollforward is set forth below:

93

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP
	Parent company
	12.31.12	Additions	Write-offs	Transfers (1)	03.31.13
Cost:
Goodwill:	2,767,985	-	-	-	2,767,985
Ava	49,368	-	-	-	49,368
Batavia	133,163	-	-	-	133,163
Cotochés	39,590	-	-	-	39,590
Eleva Alimentos	1,273,324	-	-	-	1,273,324
Heloísa	33,461	-	-	-	33,461
Incubatório Paraíso	656	-	-	-	656
Paraíso Agroindustrial	16,751	-	-	-	16,751
Perdigão Mato Grosso	7,636	-	-	-	7,636
Sadia	1,214,036	-	-	-	1,214,036
Outgrowers fidelization	8,204	424	-	-	8,628
Trademarks	1,173,000	-	-	-	1,173,000
Patents	3,722	-	-	-	3,722
Supplier relationship	135,000	-	-	-	135,000
Software	323,157	11	(60,052)	4,651	267,767
	4,411,068	435	(60,052)	4,651	4,356,102
Amortization:
Outgrowers fidelization	(1,335)	(265)	-	-	(1,600)
Patents	(304)	(40)	-	-	(344)
Supplier relationship	(132,248)	(1,375)	-	-	(133,623)
Software	(180,517)	(10,705)	59,936	-	(131,286)
	(314,404)	(12,385)	59,936	-	(266,853)
	4,096,664	(11,950)	(116)	4,651	4,089,249

94

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	12.31.12	Additions	Write-offs	Transfers (1)	Exchange rate variation	03.31.13
Cost:
Goodwill:	3,083,263	20,422	-	(3,201)	(3,835)	3,096,649
Ava	49,368	-	-	-	-	49,368
Avex	37,989	-	-	-	(2,073)	35,916
Batavia	133,163	-	-	-	-	133,163
Cotochés	39,590	-	-	-	-	39,590
Dánica	10,145	-	-	-	(1,042)	9,103
Eleva Alimentos	1,273,324	-	-	-	-	1,273,324
Federal Foods	-	20,422	-	-	-	20,422
Heloísa	33,461	-	-	-	-	33,461
Incubatório Paraíso	656	-	-	-	-	656
Paraíso Agroindustrial	16,751	-	-	-	-	16,751
Perdigão Mato Grosso	7,636	-	-	-	-	7,636
Plusfood	17,684	-	-	-	(720)	16,964
Quickfood	249,460	-	-	(3,201)	-	246,259
Sadia	1,214,036	-	-	-	-	1,214,036
Non-compete agreement	442	-	-	-	(31)	411
Exclusivity agreement	603	-	-	-	(62)	541
Outgrowers fidelization	18,791	424	-	-	(578)	18,637
Trademarks	1,305,937	-	-	-	(2,014)	1,303,923
Patents	5,107	-	-	6	(10)	5,103
Customer relationship	182,496	-	-	-	(1,333)	181,163
Supplier relationship	136,991	-	-	-	-	136,991
Software	336,956	7,664	(60,938)	4,645	(1,488)	286,839
	5,070,586	28,510	(60,938)	1,450	(9,351)	5,030,257
Amortization:
Non-compete agreement	(48)	(46)	-	-	4	(90)
Exclusivity agreement	(151)	(142)	-	-	22	(271)
Outgrowers fidelization	(2,149)	(1,044)	-	-	54	(3,139)
Patents	(1,212)	(71)	-	-	3	(1,280)
Customer relationship	(693)	(2,690)	-	-	56	(3,327)
Supplier relationship	(132,248)	(1,872)	-	-	-	(134,120)
Software	(182,424)	(10,823)	60,444	-	65	(132,738)
	(318,925)	(16,688)	60,444	-	204	(274,965)
	4,751,661	11,822	(494)	1,450	(9,147)	4,755,292

(1) Refers to the reclassification of allocation of intangible assets to deferred tax due to the acquisition of subsidiary Quickfood.

For the three month period ended March 31, 2013, Management did not identify any event that could indicate an impairment of such assets and therefore, the test was not performed during the current quarter.

95

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

18.  LOANS AND FINANCING

	BR GAAP
	Parent company
	Charges (% p.a.)	Weighted average interest rate (% p.a.)	WAMT (1)	Current	Non- current	03.31.13	12.31.12
Local currency
	FIXED RATE + TJLP + 4.23%
BNDES, FINEM, development bank credit	(FIXED RATE + TJLP + 4.13% on	6.96%
lines, other secured debts and financial lease	12.31.12)	(7.28% on 12.31.12)	2.7	378,606	911,234	1,289,840	1,390,617
	102.21% CDI + TJLP + 3.80%
	(102.21% CDI + TJLP + 3.80% on	7.69%
Export credit facility	12.31.12)	(7.91% on 12.31.12)	1.7	349,033	700,000	1,049,033	1,048,128
	5.58%	5.58%
Working capital	(5.66% on 12.31.12)	(5.66% on 12.31.12)	0.5	1,298,364	1,494	1,299,858	1,244,836
	FIXED RATE + IGPM + 1.42%
	(FIXED RATE + IGPM + 1.22% on	1.97%
Fiscal incentives	12.31.12)	(1.89% on 12.31.12)	12.3	5	14,960	14,965	12,401
	IGPM + 4.90%	12.68%
PESA	(IGPM + 4.90% on 12.31.12)	(12.46% on 12.31.12)	7.0	768	193,560	194,328	193,938
				2,026,776	1,821,248	3,848,024	3,889,920
Foreign currency
	UMBNDES + 2.20%	5.75%
BNDES, FINEM, development bank credit	(UMBNDES + 2.22% on 12.31.12)	(5.78% on 12.31.12)
lines, other secured debts and financial lease	e.r. (US$ and other currencies)	e.r. (US$ and other currencies)	1.4	40,882	48,334	89,216	105,899
	LIBOR + FIXED RATE + CDI +
	2.35%
	(LIBOR + FIXED RATE + CDI +	3.32%
	2.20% on 12.31.12)	(3.35% on 12.31.12)
Export credit facility	e.r. (US$ and other currencies)	e.r. (US$ and other currencies)	3.9	156,683	791,615	948,298	1,075,882
Advances for foreign exchange rate contracts	(0.62% + e.r. US$ on 12.31.12)	(0.62% + e.r. US$ on 12.31.12)	-	-	-	-	102,212
	5.88%	5.88%
	(5.88% on 12.31.12)	(5.88% on 12.31.12)
Bonds	e.r. US$	e.r. US$	9.3	29,600	1,501,305	1,530,905	1,531,036
				227,165	2,341,254	2,568,419	2,815,029
				2,253,941	4,162,502	6,416,443	6,704,949

(1) Weighted average maturity term (in years).

96

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

	BR GAAP and IFRS
	Consolidated
	Charges (% p.a.)	Weighted average interest rate (% p.a.)	WAMT (1)	Current	Non- current	03.31.13	12.31.12
Local currency
	FIXED RATE + TJLP + 4.23%
BNDES, FINEM, development bank credit	(FIXED RATE+ TJLP+ 4.13% on	6.96%
lines, other secured debts and financial lease	12.31.12)	(7.28% on 12.31.12)	2.7	378,606	911,234	1,289,840	1,390,617
	102.21% CDI + TJLP + 3.80%
	(102.21% CDI + TJLP + 3.80% on	7.69%
Export credit facility	12.31.12)	(7.91% on 12.31.12)	1.7	349,033	700,000	1,049,033	1,048,128
	5.58%	5.58%
Working capital	(5.66% on 12.31.12)	(5.66% on 12.31.12)	0.5	1,298,364	1,494	1,299,858	1,244,836
	FIXED RATE+ IGPM + 1.42%
	(FIXED RATE + IGPM + 1.22% on	1.97%
Fiscal incentives	12.31.12)	(1.89% on 12.31.12)	12.3	5	14,960	14,965	12,401
	IGPM + 4.90%	12.68%
PESA	(IGPM + 4.90% on 12.31.12)	(12.46% on 12.31.12)	7.0	768	193,560	194,328	193,938
				2,026,776	1,821,248	3,848,024	3,889,920
Foreign currency
	UMBNDES + 2.14%	5.99%
BNDES, FINEM, development bank credit	(UMBNDES + 2.15% on 12.31.12)	(6.08% on 12.31.12)
lines, other secured debts and financial lease	e.r. (US$ and other currencies)	e.r. (US$ and other currencies)	1.4	42,191	49,371	91,562	109,412
	LIBOR + FIXED RATE + CDI +
	2.49%
	(LIBOR + FIXED RATE + CDI +	3.24%
	2.36% on 12.31.12)	(3.28% on 12.31.12)
Export credit facility	e.r. (US$ and other currencies)	e.r. (US$ and other currencies)	3.4	303,088	1,229,107	1,532,195	1,691,553
Advances for foreign exchange rate contracts	(0.62% + e.r. US$ on 12.31.12)	(0.62% + e.r. US$ on 12.31.12)	-	-	-	-	102,212
	19.03%	19.03%
	(21.25% on 12.31.12)	(21.25% on 12.31.12)
Working capital	e.r. ARS	e.r. ARS	0.6	87,972	15,605	103,577	117,808
	7.20%	7.20%
	(7.20% on 12.31.12)	(7.20% on 12.31.12)
Bonds	e.r. US$	e.r. US$	6.5	60,315	3,497,867	3,558,182	3,607,416
				493,566	4,791,950	5,285,516	5,628,401
				2,520,342	6,613,198	9,133,540	9,518,321

(1) Weighted average maturity term (in years).

97

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The main characteristics of loans and financing agreements entered by the Company were detailed disclosed in note 19 of financial statements for the year ended December 31, 2012.

18.1.    Loans and financing maturity schedule

The maturity schedule of the loans and financing balance is as follow:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	03.31.13	03.31.13
2013	1,589,809	1,856,033
2014	1,152,223	1,253,572
2015	592,055	744,219
2016	424,108	424,108
2017 onwards	2,658,248	4,855,608
	6,416,443	9,133,540

18.2.    Guarantees

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.13	12.31.12	03.31.13	12.31.12
Total of loans and financing	6,416,443	6,704,949	9,133,540	9,518,321
Mortgage guarantees	1,304,021	1,405,735	1,304,021	1,405,735
Related to FINEM-BNDES	800,178	900,226	800,178	900,226
Related to FNE-BNB	361,577	361,144	361,577	361,144
Related to tax incentives and other	142,266	144,365	142,266	144,365
Statutory lien on assets acquired with financing	78,530	91,079	80,876	91,079
Related to FINEM-BNDES	4,126	5,209	4,126	5,209
Related to financial lease	74,404	85,870	76,750	85,870

The Company is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade with the BNDES. The loan was obtained with the purpose of allowing the implementation of biodigestors in the properties of the outgrowers which take part in the Company’s integration system, targeting the reduction of the emission of Greenhouse Gases. The value of these guarantees on March 31, 2013, totaled R$69,368 (R$72,123 as of December 31, 2012).

The Company is guarantor of loans related to a special program, which aimed the local development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years, taking as collateral the land and equipment acquired by the outgrowers though this program.  The total of guarantee as of March 31, 2013, amounted to R$440,176 (R$441,077 as of December 31, 2012).

98

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

On March 31, 2013, the Company entered into financial guarantees agreements in the amount of R$1,270,801 (R$1,234,215 as of December 31, 2012) offered mainly in litigation which were discussed the use of tax credits. These guarantees have an average cost of 0.95% p.a. (0.87% p.a. as of December 31, 2012).

18.3.    Commitments

In the normal course of the business, the Company enters into agreements with third parties which are mainly related to the purchase of raw materials, such as corn, soymeal and hog, where the agreed prices can be fixed or to be fixed. The agreements consider the market value of the commodities on the date of these quarterly financial information and the amounts are set forth below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated
	03.31.13	03.31.13
2013	1,586,750	1,625,829
2014	454,440	454,440
2015	428,308	428,308
2016	420,613	420,613
2017 onwards	1,272,830	1,272,830
	4,162,941	4,202,020

The Company entered into leasing agreements denominated “built to suit” in which the real state will be build by third parties. The agreements terms are 10 years from the signing date as well as the charge of rent expenses. If the Company defaults on its obligations, it will be subject to fines and/or rent falling due, according to each contract.

The schedule of future payments related to the built to suit agreements is set forth below:

BR GAAP and IFRS
Parent company and Consolidated
03.31.13
2013	675
2014	900
2015	900
2016	900
2017 onwards	5,625
9,000

99

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The decrease in the estimate of future payments of R$203,128 on December 31, 2012 to R$9,000 on March 31, 2013, is due to the conclusion of the construction of the distribution center in the city of Salvador (BA) and the building of the shared services center located in the city of Curitiba (PR), which were recorded as finance leases, see note 21.2.

19.  ACCOUNTS PAYABLE

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.13	12.31.12	03.31.13	12.31.12
Domestic suppliers
Third parties	2,670,934	2,890,875	2,674,421	2,890,879
Related parties	11,791	10,722	11,791	10,637
	2,682,725	2,901,597	2,686,212	2,901,516
Foreign suppliers
Third parties	221,773	231,065	461,717	479,730
Related parties	2,679	2,802	-	-
	224,452	233,867	461,717	479,730
	2,907,177	3,135,464	3,147,929	3,381,246

Accounts payable to suppliers are not subject to interest charges and are generally settled in average within 39 days.

The information on accounts payable involving related parties is presented in note 28. The related parties in the consolidated statements refer to transactions with the affiliated UP!.

100

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

20.  OTHER FINANCIAL ASSETS AND LIABILITIES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.13	12.31.12	03.31.13	12.31.12
Derivative financial instruments
Cash flow hedge
Assets
Non-deliverable forward (NDF)	79,029	28,489	79,029	28,489
Currency option contracts	336	-	336	-
Fixed exchange rate contracts	1,538	2,080	1,538	2,080
Exchange rate contracts (Swap)	1,048	2,119	1,048	2,119
	81,951	32,688	81,951	32,688
Liabilities
Non-deliverable forward (NDF)	(1,737)	(66,226)	(1,737)	(66,226)
Currency option contracts	(204)	-	(204)	-
Exchange rate contracts (Swap)	(115,917)	(125,851)	(164,031)	(180,747)
	(117,858)	(192,077)	(165,972)	(246,973)

Derivatives not designated as hedge accounting
Assets
Non-deliverable forward (NDF)	-	-	151	396
Live cattle forward contracts	-	57	-	57
Live cattle option contracts	53	59	53	59
Dollar future contracts	318	-	318	-
Live cattle future contracts	13	-	13	-
	384	116	535	512
Liabilities
Live cattle forward contracts	(2)	-	(2)	-
Live cattle option contracts	(259)	(49)	(259)	(49)
Exchange rate contracts (Swap)	(4,740)	(5,609)	(4,740)	(5,609)
Dollar future contracts	-	(782)	-	(782)
Live cattle future contracts	-	(7)	-	(7)
	(5,001)	(6,447)	(5,001)	(6,447)
Current assets	82,335	32,804	82,486	33,200
Current liabilities	(122,859)	(198,524)	(170,973)	(253,420)

The collaterals given in the transactions presented above are disclosed in note 7.

21.  LEASES

The Company is the lessee in several contracts, which can be classified as operating or finance lease.

21.1.   Operating lease

The minimum future payments of operating lease agreements not cancelable, in total and for each of the following years, are presented below:

101

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

BR GAAP and IFRS
Parent company and Consolidated
03.31.13
2013	45,224
2014	54,747
2015	32,140
2016	28,603
2017 onwards	133,491
294,205

On March 31, 2013, the payments of lease agreements recognized as expense in the current period amounted to R$59,210 (R$19,208 as of March 31, 2012) in the parent company and R$65,598 in the consolidated (R$51,045 as of March 31, 2012).

21.2.   Financial lease

The leased assets are presented below:

		BR GAAP and IFRS
		Parent Company and Consolidated
		Weighted average interest rate (% p.a.)	(1)	03.31.13	12.31.12
Cost
	Machinery and equipment			36,447	21,098
	Software			22,108	22,108
	Vehicles			140,181	135,660
	Land			16,462	389
	Buildings (2)			110,516	14,999
				325,714	194,254

Accumulated depreciation
	Machinery and equipment	19.41		(9,520)	(9,218)
	Software	20.00		(5,597)	(4,492)
	Vehicles	14.21		(22,327)	(16,969)
	Buildings	12.41		(1,485)	(154)
				(38,929)	(30,833)
				286,785	163,421

(1)	The period of depreciation of leased assets corresponds to the lower amount between term of the contract and the life of the asset, as determined by CVM Deliberation 645/10.
(2)	The increase is due to the conclusion of construction of distribution center located in the city of Salvador (BA) and the building of Shared Services Center located in the city of Curitiba (PR).

102

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

The future minimum payments required are segregated as follows, and were recorded as current and non-current liabilities:

	BR GAAP and IFRS
	Parent company and Consolidated
	03.31.13
	Present value of minimum payments (1)	Interest	Minimum future payments (2)
2013	67,137	8,195	75,332
2014	43,751	9,420	53,171
2015	21,399	8,217	29,616
2016	18,649	7,906	26,555
2017 onwards	85,368	46,477	131,845
	236,304	80,215	316,519

(1) Comprises the amount of R$76,577 related to financial lease of vehicles which are recorded on loans and financing.
(2) Comprises the amount of R$73,074 related to financial lease of vehicles which are recorded on loans and financing.

22.  SHARE BASED PAYMENT

The rules for the stock options plan granted to Company’s executives, were disclosed in the annual financial statements for the year ended December 31, 2012 (see note 23) and has not changed during this period.

The breakdown of the outstanding granted options is presented as follows:

Date			Quantity		Price of converted share		Share price
Grant date	Beginning of the year	End of the year	Options granted	Outstanding options	Granting date	Updated IPCA	at 03.31.13
05/03/10	05/02/11	05/02/15	1,540,011	800,857	23.44	27.66	44.60
07/01/10	06/30/11	06/30/15	36,900	36,900	24.75	27.04	44.60
05/02/11	05/01/12	05/01/16	2,463,525	2,056,449	30.85	34.18	44.60
05/02/12	05/01/13	05/01/17	3,708,071	3,478,221	34.95	36.84	44.60
			7,748,507	6,372,427

The rollforward of the outstanding granted options for the three month period ended March 31, 2013 is presented as follows:

103

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

BR GAAP and IFRS
Consolidated
Quantity of outstanding options as of December 31, 2012	6,617,581
Exercised - grant of 2012	(15,900)
Exercised - grant of 2011	(130,181)
Exercised - grant of 2010	(62,733)
Canceled
Grant of 2012	(36,340)
Quantity of outstanding options as of March 31, 2013	6,372,427

The weighted average strike prices of the outstanding options is R$34.77 (thirty four Brazilian Reais and seventy seven cents) and the weighted average of the remaining contractual term is 43 months.

The Company presented in shareholders’ equity the fair value of the options in the amount of R$49,684 (R$45,464 as of December 31, 2012). In the statement of income for the three month period ended March 31, 2013 the amount recognized as expense was R$4,220 (expense of R$3,598 as of March 31, 2012).

During the three month period ended March 31, 2013, the Company’s executives exercised  208,814 shares, with an average price of R$32.08 (thirty two Brazilian Reais and eight cents) totaling R$6,698. In order to comply with this commitment, the Company utilized treasury shares with an acquisition cost of R$21.63 (twenty one Brazilian Reais and sixty three cents), recording a gain in the amount of R$2,182 as capital reserve.

The fair value of the stock options was measured using the Black-Scholes pricing model, as disclosed in the annual financial statements for the year ended December 31, 2012 (note 23). No change was promoted in the methodology adopted during the three month period ended March 31, 2013.

104

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

23.  SUPPLEMENTARY RETIREMENT PLAN AND OTHER BENEFITS TO EMPLOYEES

The Company offers supplementary retirement plans and other benefits to its employees. The characteristics of the supplementary retirement plans, as well as of the other employee benefits, were disclosed in the annual financial statements for the year ended December 31, 2012 (note 24) and has not changed during this period.

The actuarial liabilities and the related effects in the statement of income are presented below:

	BR GAAP and IFRS
	Consolidated
	Liabilities		Statement of income
	03.31.13	12.31.12	03.31.13	03.31.12
Retirement supplementary plan - BFPP (1)	-	-	(3,872)	(3,601)
Retirement supplementary plan - FAF (2)	-	-	9,192	12,465
Medical assistance	94,209	92,408	(1,801)	(3,224)
Penalty F.G.T.S. (3)	155,674	150,715	(4,959)	(4,474)
Reward for working time	41,823	40,483	(1,340)	(1,204)
Other	20,693	20,240	(453)	(1,135)
	312,399	303,846	(3,233)	(1,173)
Current	17,900	17,414
Non-current	294,499	286,432

(1) BFPP – Brasil Foods Pension Plan
(2) FAF – Attilio Francisco Xavier Fontana Foundation
(3)	F.G.T.S. – Government Severance Indemnity Fund for employees

24.  PROVISION FOR TAX, CIVIL AND LABOR RISK

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social security and labor lawsuits.

The Company classifies the risk of unfavorable decisions in the legal suits as “probable”, “possible” or “remote”. The provisions recorded relating to such lawsuits is determined by the Company’s Management, based on the legal opinion of advisors and reasonably reflect the estimated probable losses.

The Company’s Management believes that the provisions for tax, civil and labor contingencies, accounted for according to CVM Deliberation No. 594/09, is sufficient to cover eventual losses related to its legal lawsuits, as presented below.

105

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

24.1.    Contingencies for probable losses

The rollforward of the provisions for tax, civil and labor risks is summarized below:

		BR GAAP
		Parent company
		12.31.12	Additions	Reversals	Payments	Price index update	03.31.13
Tax		175,888	6,616	(3,038)	(2,113)	2,150	179,503
Labor		118,723	45,497	(16,986)	(18,853)	2,454	130,835
Civil, commercial and other		50,354	4,226	(2,285)	(2,868)	1,167	50,594
Contingent liabilities		558,060	-	(1,015)	-	-	557,045
		903,025	56,339	(23,324)	(23,834)	5,771	917,977

Current		163,798					80,528
Non-current		739,227					837,449

	BR GAAP and IFRS
	Consolidated
	12.31.12	Additions	Reversals	Payments	Price index update	Exchange rate variation	03.31.13
Tax	179,542	6,616	(5,081)	(2,113)	2,143	-	181,107
Labor	134,443	45,497	(18,028)	(18,853)	2,454	-	145,513
Civil, commercial and other	50,371	4,227	(2,285)	(2,868)	1,167	-	50,612
Contingent liabilities	570,473	-	(1,015)	-	-	(1,267)	568,191
	934,829	56,340	(26,409)	(23,834)	5,764	(1,267)	945,423
Current	173,916						88,086
Non-current	760,913						857,337

24.2.    Contingencies classified as a risk of possible loss

The Company is involved in other labor and social security, civil and tax lawsuits, which the expected loss evaluated by management and supported by legal advisors is classified as possible, and therefore, no provision has been recognized. Tax lawsuits totaled R$6,760,422 (R$6,582,085 as of December 31, 2012), from which R$551,044 (R$552,060 as of December 31, 2012) were recorded at the estimated fair value resulting from business combinations with Sadia, Avex and Dánica as determined by paragraph 23 of CVM Deliberation No. 665/11, presented in the table of item 25.1. The main natures of these contingencies were properly disclosed in the annual financial statements for the year ended December 31, 2012 (note 25.2).

106

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

25.  SHAREHOLDERS’ EQUITY

25.1.    Capital stock

On March 31, 2013 and December 31, 2012, the capital subscribed and paid by the Company was R$12,553,417,953.36 (twelve billion, five hundred and fifty three million, four hundred and seventeen thousand, nine hundred and fifty three Brazilian Reais and thirty six cents), composed of 872,473,246 shares of common stock without par value.  The realized value of the capital stock in the balance sheet is net of the expenses with public offering in the amount of R$92,947.

The Company is authorized to increase the capital stock, irrespective of amendments to the bylaws, up to the limit of 1,000,000,000 shares of common stock, in book-entry form, and without par value.

25.2.    Interest on shareholders’ equity and dividends

On February 15, 2013 the payment of R$174,750 was made related to the interest on shareholders’ equity proposed by the Management on December 20, 2012 and approved in the Shareholders Ordinary and Extraordinary Meeting on April 9, 2013. In the same meeting a distribution of dividends was approved in the amount of R$45,300, to be paid on April 30, 2013.

25.3.    Breakdown of capital stock by nature

	BR GAAP and IFRS
	Consolidated
	03.31.13	12.31.12
Common shares	872,473,246	872,473,246
Treasury shares	(2,190,521)	(2,399,335)
Outstanding shares	870,282,725	870,073,911

25.4.    Rollforward of outstanding shares

	BR GAAP and IFRS
	Consolidated
	Quantity of outstanding of shares
	03.31.13	12.31.12
Shares at the beggining of the period	870,073,911	869,453,804
Sale of treasury shares	208,814	620,107
Shares at the end of the period	870,282,725	870,073,911

107

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

25.5.    Treasury shares

The Company has 2,190,521 shares in treasury, with an average cost of R$21.63 (twenty one Brazilian Reais and sixty three cents) per share, with a market value corresponding to R$97,697. The reduction of 208,814 in the number of treasury shares occurred due the options exercised by the Company’s executives.

26.  EARNING PER SHARE

	03.31.13	03.31.12
Basic numerator
Net income for the period attributable to BRF shareholders	358,534	153,199

Basic denominator
Common shares	872,473,246	872,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	870,113,882	869,453,964
Net earnings per share basic - R$	0.41205	0.17620

Diluted numerator
Net income for the period attributable to BRF shareholders	358,534	153,199

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	870,113,882	869,453,964
Number of potential shares (stock options)	652,252	249,418
Weighted average number of outstanding shares - diluted	870,766,134	869,703,382
Net earnings per share diluted - R$	0.41175	0.17615

On March 31, 2013, all of the 6,372,427 outstanding options granted to the Company’s executives were not considered in the calculation of the diluted earnings per share due to the fact that the strike price was lower than the average market price.

27.  GOVERNMENT GRANTS

The Company has tax benefits related to ICMS for investments granted by the governments of the States of Goiás, Pernambuco, Mato Grosso and Bahia. Such incentives are directly associated to the manufacturing facilities operations, job generation and to the economic and social development in the respective states, being accounted for as a reserve for tax incentives in the shareholders’ equity.

As of March 31, 2013, the amount related to this incentive totaled R$28,008 (R$67,431 as of December 31, 2012).

108

(CONVENIENCE TRANSLATION   INTO ENGLISH FROM   THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Information – March 31, 2013 – BRF S.A.

Explanatory Notes

(in thousands of Brazilian Reais)

28.  RELATED PARTIES – PARENT COMPANY

Within the Company’s business operations context, rights and obligations arise between related parties, resulting from transactions of purchase and sale of products, loans agreed on normal conditions of market for similar transactions, based on contracts.

All the relationships between the Company and its subsidiaries were disclosed irrespective of the existence or not of transactions between these parties.

All the transactions and balances among the companies were eliminated in the consolidation and refer to commercial and/or financial transactions.

28.1.    Transactions and balances

The balances of the assets and liabilities are demonstrated below:

	Balance sheet
	03.31.13	12.31.12
Accounts receivable
UP! Alimentos Ltda.	2,180	898
Perdigão Europe Ltd.	243,358	162,943
Perdigão International Ltd.	485,711	329,714
Wellax Foods Logistics C.P.A.S.U. Lda.	730,510	685,488
Sadia Uruguai S.A.	2,250	4,188
Sadia Chile S.A.	14,911	14,860
Avex S.A.	3,939	5,059
Sadia Alimentos S.A.	25,014	22,994
	1,507,873	1,226,144
Dividends and interest on the shareholders' equity receivable
Avipal S.A. Construtora e Incorporadora	5	5
	5	5
Loan contracts
Perdigão International Ltd.	(4,895)	(4,553)
Highline International Ltd.	(3,673)	(3,727)
Establecimiento Levino Zaccardi y Cia. S.A.	4,619	4,762
	(3,949)	(3,518)

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Explanatory Notes

(in thousands of Brazilian Reais)

Trade accounts payable
Wellax Foods Logistics C.P.A.S.U. Lda.	143	146
Sadia Uruguai S.A.	222	154
Sadia Chile S.A.	-	9
UP! Alimentos Ltda.	11,791	10,722
Perdigão International Ltd.	2,243	2,423
Sadia Alimentos S.A.	71	70
	14,470	13,524
Advance for future capital increase
PSA Laboratório Veterinário Ltda.	100	100
Sadia Alimentos S.A.	80,294	-
	80,394	100
Other rights and obligations
BFF International Ltd.	971	971
Avex S.A.	13,023	11,133
UP! Alimentos Ltda.	5,866	3,164
Establecimiento Levino Zaccardi y Cia S.A.	1,345	1,294
Sino dos Alpes Alimentos Ltda.	(5,174)	(5,174)
Perdigão International Ltd. (1)	(1,653,366)	(1,924,823)
Wellax Foods Logistics C.P.A.S.U. Lda. (1)	(1,789,323)	(1,333,538)
Sadia Uruguai S.A.	-	(471)
PSA Laboratório Veterinário Ltda.	(31)	(344)
Avipal Centro Oeste S.A.	(38)	(38)
K&S Alimentos S.A.	(8)	-
	(3,426,735)	(3,247,826)

(1) The amount corresponds to advances for export pre-payment.

	Statement of income
	03.31.13	03.31.12
Revenue
UP! Alimentos Ltda.	2,968	800
Perdigão Europe Ltd.	212,258	145,165
Perdigão International Ltd.	969,028	816,405
Wellax Foods Logistics C.P.A.S.U. Lda.	1,078,366	-
Sadia Uruguai S.A.	2,230	-
Sadia Chile S.A.	14,625	-
Sadia Alimentos S.A.	7,174	-
Sadia S.A.	-	315,954
	2,286,649	1,278,324
Financial results, net
Perdigão Trading S.A.	-	(19)
Perdigão International Ltd.	(17,190)	(16,719)
Wellax Foods Logistics C.P.A.S.U. Lda.	(16,140)	-
	(33,330)	(16,738)

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Explanatory Notes

(in thousands of Brazilian Reais)

	Acquisitons of the period
	03.31.13	03.31.12
UP! Alimentos Ltda.	(40,233)	(31,065)
K&S Alimentos S.A.	(22,432)	-
Avex S.A.	(2,198)	-
Quickfood S.A.	(2,286)	-
Establecimiento Levino Zaccardi y Cia. S.A.	(1,619)	(2,174)
Sadia S.A. (1)	-	(159,046)
Sino dos Alpes Alimentos Ltda. (1)	-	(5,174)
Heloísa Ltda.	-	(9,795)
	(68,768)	(207,254)

(1) Includes the purchase of property, plant and equipment, due to the execution of TCD, being R$333,061 from Sadia S.A. and R$5,174 from Sino dos Alpes.

All the companies listed above are controlled by BRF, except for UP! Alimentos Ltda. which is an affiliated company.

The Company entered into loan agreements with Instituto Perdigão de Sustentabilidade. On March 31, 2013, the total receivable is R$10,932 (R$9,031 as of December 31, 2012), being remunerated at interest rate of 12% p.a.

The Company also recorded a liability in the amount of R$11,051 (R$16,018 as of December 31, 2012) related to the fair value of the guarantees offered to BNDES concerning a loan made by the Instituto Sadia de Sustentabilidade.

Due to the acquisition of biodigesters from Instituto Sadia de Sustentabilidade, as of March 31, 2013, the Company recorded a liability in the amount of R$57,921 within other obligations (R$57,921 as of December 31, 2012) with this entity.

The parent company and its subsidiaries carry out intercompany loans. Below is a summary of the balances and rates charged for the transactions which corresponding balance is above R$10,000 on the date of these quarterly financial information:

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Explanatory Notes

(in thousands of Brazilian Reais)

Counterparty		Balance	Interest
Creditor	Debtor	03.31.13	rate
BFF International Ltd.	Perdigão International Ltd.	848,268	8.0% p.a.
BFF International Ltd.	Wellax Food Comércio	576,944	8.0% p.a.
Sadia Overseas Ltd.	Wellax Food Comércio	513,730	7.0% p.a.
Sadia International Ltd.	Wellax Food Comércio	120,922	LIBOR
BRF GmbH	Plusfood Holland B.V.	89,745	3.0% p.a.
BRF GmbH	BRF Foods LLC	36,149	7.0% p.a.
Wellax Food Comércio	BRF GmbH	20,159	1.0% p.a.
BRF GmbH	Qualy B.V.	15,577	1.5% p.a.

28.2.    Other related parties

The Company leased properties owned by FAF. For the three month period ended March 31, 2013 the amount paid as rent amounted to R$1,571 (R$2,613 as of March 31, 2012). The rent value was set based on market conditions.

28.3.    Granted guarantees

All granted guarantees on behalf of related parties were disclosed in note 18.7.

28.4.    Management remuneration

The management key personnel includes the directors and officers, members of the executive committee and the head of internal audit. On March 31, 2013, there were 25 professionals (25 professionals as of December 31, 2012).

The total remuneration and benefits paid to these professionals is demonstrated below:

	BR GAAP and IFRS
	Consolidated
	03.31.13	03.31.12
Salary and profit sharing	3,918	2,460
Short term benefits of employees (1)	339	332
Post-employment benefits	37	30
Termination benefits	607	-
Stock-based payment	1,865	1,661
	6,766	4,483
(1) Comprises medical assistance, educational expenses and other.

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Explanatory Notes

(in thousands of Brazilian Reais)

29.  NET SALES

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.13	03.31.12	03.31.13	03.31.12
Gross sales
Domestic sales	3,754,690	1,703,077	3,757,495	3,572,775
Foreign sales	2,691,913	1,142,972	3,228,979	2,417,471
Dairy products	764,974	719,710	764,974	766,593
Food service	401,929	149,440	417,314	399,697
	7,613,506	3,715,199	8,168,762	7,156,536
Sales deductions
Domestic sales	(653,728)	(305,854)	(653,969)	(593,070)
Foreign sales	(24,057)	29	(136,243)	(58,387)
Dairy products	(117,374)	(113,352)	(117,374)	(121,062)
Food service	(48,658)	(17,729)	(52,280)	(46,895)
	(843,817)	(436,906)	(959,866)	(819,414)
Net sales
Domestic sales	3,100,962	1,397,223	3,103,526	2,979,705
Foreign sales	2,667,856	1,143,001	3,092,736	2,359,084
Dairy products	647,600	606,358	647,600	645,531
Food service	353,271	131,711	365,034	352,802
	6,769,689	3,278,293	7,208,896	6,337,122

The increase in the parent company balances is due to the merge of the wholly-owned subsidiaries Sadia S.A. and Heloísa Ind. e Com. de Prod Lácteos Ltda., occurred on December 31, 2012.

30.  RESEARCH AND DEVELOPMENT COSTS

Consists of expenditures on internal research and development of new products, recognized when incurred in the statement of income. The total expenditure with research and development for the three month period ended March 31, 2013, amounted to R$8,521 in the parent company and R$10,305 in the consolidated (R$5,957 in the parent company and R$7,539 in the consolidated as of March 31, 2012).

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Explanatory Notes

(in thousands of Brazilian Reais)

31.  EXPENSES WITH EMPLOYEE’S REMUNERATION

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.13	03.31.12	03.31.13	03.31.12
Salaries and social charges	636,529	317,688	719,212	661,257
Social security cost (1)	82,221	85,351	86,636	172,379
Government severance indemnity fund for employees, guarantee fund for length of service	48,921	24,044	49,174	48,122
Medical assistance and ambulatory care	27,505	8,608	28,777	25,950
Retirement supplementary plan	3,759	2,205	3,872	3,601
Employees profit sharing (2)	30,895	(37,330)	34,662	22,488
Other benefits	134,608	62,622	141,476	126,482
Provision for labor risks	28,194	7,554	28,191	20,620
	992,632	470,742	1,092,000	1,080,899

(1) The reduction of the balance refers to the application of the Provisional Measure No. 563/12 enacted in January, 2013 (partial payroll exemption), when such expenses started to be accounted for as sales deduction.
(2) The credit balance for the three month period ended March 31, 2012 refers to the reversal of the provision for the employees profit sharing for the fiscal year of 2011 net of R$17,049 of expenses from the current period.

The increase in the parent company balances is due to the merge of the wholly-owned subsidiaries Sadia S.A. and Heloísa Ind. e Com. de Prod. Lácteos Ltda., occurred on December 31, 2012.

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Explanatory Notes

(in thousands of Brazilian Reais)

32.  OTHER OPERATING INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.13	03.31.12	03.31.13	03.31.12
Income
Employees benefits	9,192	-	9,192	12,465
Provision reversal	8,167	58,122	8,167	81,155
Insurance indemnity	5,476	1,254	5,711	5,460
Recovery of expenses	941	3,001	5,538	3,157
Other	2,049	69	3,220	8,304
	25,825	62,446	31,828	110,541
Expenses
Employees profit sharing	(30,895)	(14,493)	(34,662)	(74,304)
Idleness costs (1)	(18,957)	(17,015)	(18,964)	(29,953)
Other employees benefits	(8,553)	(4,425)	(8,553)	(10,037)
Insurance claims costs	(8,216)	(3,782)	(8,393)	(10,266)
Net losses from the disposal of property, plant and equipment	(4,711)	(8,977)	(5,648)	(4,221)
Stock options plan	(4,220)	(3,597)	(4,220)	(3,598)
Management profit sharing	(3,918)	(4,861)	(3,918)	(4,861)
Provision for civil and labor risks	(2,365)	(869)	(2,365)	(2,418)
Provision for tax risks	(2,551)	(727)	(1,399)	(5,823)
Other	(4,893)	(593)	(12,054)	(7,002)
	(89,279)	(59,339)	(100,176)	(152,483)
	(63,454)	3,107	(68,348)	(41,942)

(1) Idleness cost includes depreciation expense in the amount of R$10,025 and R$9,917 for the three month periods ended March 31, 2013 and March 31, 2012, respectively.

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Explanatory Notes

(in thousands of Brazilian Reais)

33.  FINANCIAL INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.13	03.31.12	03.31.13	03.31.12
Financial income
Gains on the translation of foreign investments	-	-	74,818	144,035
Exchange rate variation on other liabilities	32,832	47,411	26,366	80,819
Interest on other assets	19,807	11,234	22,361	6,773
Exchange rate variation on loans and financing	21,800	-	19,854	-
Interests on financial assets classified as:	8,148	9,649	12,538	23,884
Held to maturity	4,401	-	5,457	2,423
Held for trading	3,747	9,649	3,939	17,824
Available for sale	-	-	3,142	3,637
Financial income on accounts payable	12,275	-	12,275	-
Exchange rate variation on other assets	-	-	10,686	-
Exchange rate variation on marketable securities	-	-	6,610	-
Interest on marketable securities	5,128	3,582	5,840	6,954
Interest income on loans to related parties	-	197	291	4,802
Gains on derivative transactions	-	15,302	-	10,053
Other	9,417	892	10,910	6,718
	109,407	88,267	202,549	284,038
Financial expenses
Losses on the translation of foreign investments	-	-	(138,527)	(188,589)
Interest on loans and financing	(84,969)	(43,098)	(128,081)	(107,782)
Interest on other liabilities	(18,608)	(6,534)	(26,252)	(17,548)
Losses on derivative transactions	(5,369)	-	(3,529)	-
Exchange rate variation on other assets	(8,844)	(1,314)	-	(16,630)
Exchange rate variation on loans and financing	-	(4,705)	-	(9,925)
Exchange rate variation on marketable securities	(731)	(697)	-	(5,376)
Financial expenses on accounts payable	-	(2,466)	-	(2,842)
Interest expenses on loans to related parties	(33,038)	(16,738)	-	(550)
Other	(4,381)	(2,474)	(7,908)	(9,743)
	(155,940)	(78,026)	(304,297)	(358,985)
	(46,533)	10,241	(101,748)	(74,947)

The information regarding interest on loans to related parties is presented in note 28. In the consolidated this interest refers to the transactions with Instituto de Sustentabilidade Perdigão.

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Explanatory Notes

(in thousands of Brazilian Reais)

34.  STATEMENT OF INCOME BY NATURE

The Company has opted to disclose its statement of income by function and thus presents below the details by nature:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	03.31.13	03.31.12	03.31.13	03.31.12
Costs of goods sold
Costs of goods	3,834,794	2,051,638	4,022,610	3,555,603
Depreciation	221,773	98,048	226,935	208,056
Amortization	1,839	370	3,244	3,227
Salaries and employees benefits	676,381	361,051	729,999	749,267
Other	524,539	221,119	529,263	477,489
	5,259,326	2,732,226	5,512,051	4,993,642
Sales expenses
Depreciation	10,987	4,779	12,297	7,790
Amortization	288	51	588	306
Salaries and employees benefits	207,029	97,724	237,381	226,558
Direct logistics expenses	307,312	127,924	407,510	370,070
Other	298,584	155,329	344,098	348,710
	824,200	385,807	1,001,874	953,434
Administrative expenses
Depreciation	2,534	619	4,576	1,703
Amortization	10,258	5,666	12,856	8,509
Salaries and employees benefits	50,133	41,743	61,767	61,966
Fees	5,254	5,229	5,254	5,354
Other	(2,296)	(7,389)	18,511	8,196
	65,883	45,868	102,964	85,728

Other operating expenses (1)
Depreciation	10,024	7,144	10,025	7,989
Other	79,255	52,195	90,151	144,494
	89,279	59,339	100,176	152,483

(1) The composition of other operating expenses is presented in note 32.

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Explanatory Notes

(in thousands of Brazilian Reais)

35.  INSURANCE COVERAGE – CONSOLIDATED

The Company adopts the policy of contracting insurance coverage for assets subject to risks in amounts sufficient to cover any claims, considering the nature of its activity.

		03.31.13
Assets covered	Coverage	Insured amounts	Amount of coverage
	Fire, lightning, explosion, windstorm, deterioration of refrigerated products, breakdown of machinery, loss of
Inventories and property, plant and equipment	profit and other	25,616,228	2,137,220
Garantee	Judicial, traditional and customer garantees	936,105	367,944
National transport	Road risk and civil liability of cargo carrier	18,781,162	406,873
International transport	Transport risk during imports and exports	10,579,894	132,828
General civil liability for directors and officers	Third party complaints	29,690,104	1,502,694
Credit	Customer default	291,448	291,448

36.  NEW RULES AND PRONOUNCEMENTS RECENTLY ADOPTED

IAS 1 – Presentation of Items of Other Comprehensive Income

In June 2011, the IASB revised IAS 1, which was fully adopted by CVM Deliberation No. 676/11. This review addressed the obligation to separate items which will not be further reclassified to the statement of income and items that can be further reclassified to the statement of income.

The Company disclosed this segregation on this quarterly financial information which can be verified in the statement of changes in shareholders’ equity.

IAS 19 – Employee Benefits

In June 2011, the IASB revised IAS 19, which was fully adopted by CVM Deliberation No. 695/12. The Company had already adopted these changes, except for the segregation between short and long term of the liabilities which was introduced on this quarterly financial information retroactively to December 31, 2012 for comparison purposes of the balance sheet.

IAS 27 – Consolidated and Separate Financial Statements

In May 2011, the IASB revised IAS 27. The change addresses issues related to investments in subsidiaries, jointly-controlled entities and associate companies, when an entity prepares separate financial statements. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. As disclosed in the annual financial statements for the year ended December 31, 2012, the Company does not prepare separate financial statements and thus there is no impact arising from these changes in this quarterly financial information.

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Explanatory Notes

(in thousands of Brazilian Reais)

IAS 28 – Investments in associates and joint ventures

In May 2011, the IASB revised IAS 28. The change addresses issues related to investments in associate companies and establishes the rules for using the equity accounting method for investments in associate companies and jointly-controlled entities. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company had already adopted these changes, thus there is no impact in this quarterly financial information.

IFRS 7 – Financial Instruments – Disclosures: Offsetting of Financial Assets and Liabilities

In December 2011, the IASB issued a revision of the rule establishing requirements for disclosure of compensation arrangements of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2013. The Company does not have any compensation agreements related to financial assets and liabilities, thus there is no impact in this quarterly financial information.

IFRS 10 – Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10. This standard provides the principles for the presentation and preparation of financial statements of the Consolidated Financial Statement when the entity controls one or more entities. The standard provides additional guidance to assist in determining control when there is doubt in the assessment. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company had already adopted these changes, thus there is no impact in this quarterly financial information.

IFRS 11 – Joint Arrangements

In May 2011, the IASB issued IFRS 11. This standard deals with aspects related to the accounting treatment for jointly-controlled entities and joint operations. This standard also limit the use of proportional consolidation just for joint operations, and also establish the equity accounting method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. There was no impact arising from the adoption of this standard, due to the fact that investments in jointly-controlled entities were not proportionally consolidated in the financial statements of the Company.

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Explanatory Notes

(in thousands of Brazilian Reais)

IFRS 12 – Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12. This standard deals with aspects related to the disclosure of nature and risks related to interests owned in subsidiaries, jointly-controlled entities and associate companies. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company's Management believes that the information disclosed in these quarterly financial information regarding the risks mentioned above is sufficient for the expected content regarding to quarterly financial information.

IFRS 13 – Fair Value Measurement

In May 2011, the IASB issued IFRS 13. This standard establishes fair value and consolidates in a single standard the aspects of fair value measurement and establishes the requirements of disclosure related to fair value. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company's Management believes that those requirements were properly disclosed in the financial statements for the year ended December 31, 2012 and the disclosure considered relevant for quarterly financial information was maintained.

37.  NEW RULES AND PRONOUNCEMENTS NOT ADOPTED

The interpretations and amendments to the rules existent below, applicable to the following accounting periods, were published by IASB and it application to the financial statements of the Company to be filed with CVM (the Brazilian Securities Commission) only if there is a Deliberation by that agency, therefore, there was no anticipated adoption of these rules.

IFRS 9 – Financial Instruments

In October 2010, the IASB revised IFRS 9. The change of this standard addresses the first stage of the project of replacement of IAS 39. The date of application of this standard was extended to January 1, 2015. The Company is evaluating the impact of adopting this standard and any differences from IAS 39 in its Financial Statements.

38.  SUBSEQUENT EVENTS

In the Shareholders Ordinary Meeting occurred on April 9, 2013 the distribution of dividends in the amount of R$45,300, to be paid on April 30, 2013, was approved.

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Explanatory Notes

(in thousands of Brazilian Reais)

39.  APPROVAL OF THE QUARTERLY FINANCIAL INFORMATION

The quarterly financial information was approved and its disclosure authorized by the Board of Directors on April 29, 2013.

BOARD OF DIRECTORS

Chairman	Abilio dos Santos Diniz
Vice-Chairman	Sérgio Ricardo Silva Rosa

Independent Member	Décio da Silva
Independent Member	José Carlos Reis de Magalhães Neto
Independent Member	Luiz Fernando Furlan
Independent Member	Manoel Cordeiro Silva Filho
Independent Member	Pedro de Andrade Faria
Independent Member	Walter Fontana Filho

Board Member	Carlos Fernando da Costa
Board Member	Luis Carlos Fernandes Afonso
Board Member	Paulo Assunção de Sousa

On April 9, 2013, in the Ordinary and Extraordinary Shareholders’ Meeting, the election and the take office of the new Board of Directors was approved.

FISCAL COUNCIL / AUDIT COMITTEE

Chairman and Financial Specialist	Attílio Guaspari
Members	Decio Magno Andrade Stochiero
Members	Susana Hanna Stiphan Jabra

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer	José Antônio do Prado Fay

Vice President of Foreign Market	Antônio Augusto de Toni
Vice President of Food Service	Ely David Mizrahi
Vice President of Human Resources	Gilberto Antônio Orsato
Vice President of Local Market	José Eduardo Cabral Mauro
Vice President of Finance, Administration and Investor Relations	Leopoldo Viriato Saboya
Vice President of Supply Chain	Luiz Henrique Lissoni
Vice President of Strategy and M&A	Nelson Vas Hacklauer
Vice President of Operations and Technology	Nilvo Mittanck
Vice President of Corporate Affairs	Wilson Newton de Mello Neto

Marcos Roberto Badollato

Controller

Renata Bandeira Gomes do Nascimento

Accountant - CRC 1SP 215231/O-3

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Breakdown of the Capital by Owner

The shareholding position of the largest shareholders, management, members of the Board of Directors and Audit Committee of the Company is presented below (not reviewed):

	03.31.13		12.31.12
Shareholders	Quantity	%	Quantity	%
Major shareholders
Fundação Petrobrás de Seguridade Social - Petros (1)	105,530,869	12.10	106,616,230	12.22
Caixa de Previd. dos Func. Do Banco do Brasil (1)	106,401,022	12.20	106,355,822	12.19
Tarpon	69,988,490	8.02	69,988,490	8.02
BlackRock, Inc	44,776,961	5.13	44,776,961	5.13
Fundação Vale do Rio Doce de Seg. Social - Valia (1)	25,630,309	2.94	22,167,625	2.54
Fundação Sistel de Seguridade Social (1)	10,400,748	1.19	10,396,048	1.19
FAPES/BNDES	987,604	0.11	3,474,904	0.40
Management
Board of Directors	9,564,898	1.10	9,564,898	1.10
Executives	173,175	0.02	152,755	0.02
Treasury shares	2,190,521	0.25	2,399,335	0.28
Other	496,828,649	56.94	496,580,178	56.91
	872,473,246	100.00	872,473,246	100.00

The shareholding position of the controlling shareholders that belong to the voting agreement and/or holders of more than 5% of the voting stock is presented below (not reviewed):

	03.31.13		12.31.12
Shareholders	Quantity	%	Quantity	%
Fundação Petrobrás de Seguridade Social - Petros (1)	105,530,869	12.10	106,616,230	12.22
Caixa de Previd. dos Func. Do Banco do Brasil (1)	106,401,022	12.20	106,355,822	12.19
Tarpon	69,988,490	8.02	69,988,490	8.02
BlackRock, Inc	44,776,961	5.13	44,776,961	5.13
	326,697,342	37.45	327,737,503	37.56
Other	545,775,904	62.55	544,735,743	62.44
	872,473,246	100.00	872,473,246	100.00

(1) The pension funds are controlled by employees that participate in the respective companies.
(2) Investment fund held solely by the Fundação de Assistência e Previdência Social of BNDES-FAPES. The shares of common stock currently held by this fund are tied to the voting agreement signed by the Pension Funds.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF QUARTERLY FINANCIAL INFORMATION

The Shareholders and Officers

BRF S.A.

Itajaí - SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF S.A., formerly known as BRF - Brasil Foods S.A. (“Company”), contained in the Quarterly Information Form (ITR) for the quarter ended March 31, 2013, which comprise the balance sheet as at March 31, 2013 and the related statements of income, comprehensive income, changes in equity and cash flow for the three-month period then ended, including other explanatory information.

Management is responsible for the preparation of individual interim financial information in accordance with Accounting Pronouncement CPC 21 - Demonstração Intermediária (“CPC 21”) and the consolidated interim financial information in accordance with CPC 21 and International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 Revisão de Informações Intermediárias Executada pelo Auditor da Entidade) and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of quarterly financial information (ITR), consistently with the rules issued by the Brazilian Securities and Exchange Commission.

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

INDEPENDENT AUDITOR’S REPORT ON REVIEW OF QUARTERLY FINANCIAL INFORMATION

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34, applicable to the preparation of quarterly financial information (ITR), consistently with the rules issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the three-month  period ended March 31, 2013, prepared under the responsibility of Company management, the presentation of which in the interim information is required by the rules issued by the Brazilian Securities and Exchange Commission applicable to preparation of Quarterly Information, and considered as supplementary information under the IFRS – International Financial Reporting Standards, which does not require the presentation of the statement of value added. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in a manner consistent with the overall individual and consolidated interim financial information.

São Paulo, April 29, 2013.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC-SC-000048/F-0

Antonio Humberto Barros dos Santos

Contador CRC-1SP161745/O-3 S-SC

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of BRF – Brasil Foods S.A., in fulfilling its statutory and legal duties, reviewed:

(i)     the conclusion issued by Ernst & Young Terco Auditores Independentes;

(ii)      the Management Report; and

(iii)  the quarterly financial information (parent company and consolidated) for the three month period ended on March 31, 2013.

Based on the documents reviewed and on the explanations provided, the members of the Fiscal Council, undersigned, issued an opinion for the approval of the financial information identified above.

São Paulo, April 29, 2013.

Attílio Guaspari

Chairman and Financial Expert

Decio Magno Andrade Stochiero

Committee Member

Susana Hanna Stiphan Jabra

Committee Member

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ITR – Quarterly Information – March 31, 2013 – BRF S.A.

STATEMENT OF EXECUTIVE BOARD ON THE QUARTERLY FINANCIAL INFORMATION AND INDEPENDENT AUDITOR’S REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

In compliance with the dispositions of sections V and VI of article 25 of CVM Instruction No. 480/09, the executive board of BRF – Foods Brasil S.A., states:

(i)     reviewed, discussed and agreed with the Company's quarterly financial information for the three month period ended on March 31, 2013; and

(ii)    reviewed, discussed and agreed with conclusions expressed in the review report issued by Ernst & Young Terco Auditores Independentes for the Company's quarterly financial information for the three month period  ended on March 31, 2013.

São Paulo, April 29, 2013.

José Antônio do Prado Fay

Chief Executive Officer Director

Antônio Augusto de Toni

Export Market Executive Officer

Ely David Mizrahi

Food Service Executive Officer

Gilberto Antônio Orsato

Human Resources Executive Officer

José Eduardo Cabral Mauro

Local Market Executive Officer

Leopoldo Viriato Saboya

Chief Financial, Administrative and IR Officer

Luiz Henrique Lissoni

Supply Chain Executive Officer

Nelson Vas Hacklauer

Strategy and M&A Executive Officer

Nilvo Mittanck

Operations and Technology Executive Officer

Wilson Newton de Mello Neto

Corporate Affairs Executive Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 1, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director